SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2017
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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Table of Contents

Company Information
Capital Breakdown	1
Parent Company Financial Statements
Balance Sheet – Assets	2
Balance Sheet – Liabilities	3
Statement of Income	4
Statement of Comprehensive Income	5
Statement of Cash Flows	6
Statement of Changes in Shareholders’ Equity
01/01/2016 to 06/30/2016	7
01/01/2015 to 06/30/2015	8
Statement of Value Added	9
Consolidated Financial Statements
Balance Sheet - Assets	10
Balance Sheet - Liabilities	11
Statement of Income	12
Statement of Comprehensive Income	13
Statement of Cash Flows	14
Statement of Changes in Shareholders’ Equity
01/01/2016 to 06/30/2016	15
01/01/2015 to 06/30/2015	16
Statement of Value Added	17
Comments on the Company’s Consolidated Performance	18
Notes to the quarterly financial information	32
Reports and Statements
Unqualified Independent Auditor’s Review Report	83

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Company Information / Capital Breakdown

Number of Shares (Units)	Current Quarter 06/30/2016
Paid-in Capital
Common	1,387,524,047
Preferred	0
Total	1,387,524,047
Treasury Shares
Common	30,391,000
Preferred	0
Total	30,391,000

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Parent Company Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Quarter	Previous Year
		06/30/2016	12/31/2015
1	Total assets	40,523,192	44,570,369
1.01	Current assets	7,745,548	8,842,440
1.01.01	Cash and cash equivalents	2,487,468	1,885,199
1.01.02	Financial investments	109,092	763,599
1.01.02.02	Financial investments measured at amortized cost	0	763,599
1.01.03	Trade receivables	2,245,449	2,467,523
1.01.04	Inventories	2,233,580	2,850,744
1.01.08	Other current assets	669,959	875,375
1.02	Non-current assets	32,777,644	35,727,929
1.02.01	Long-term receivables	1,225,883	1,281,470
1.02.01.09	Other non-current assets	1,225,883	1,281,470
1.02.02	Investments	22,246,875	25,517,369
1.02.03	Property, plant and equipment	9,245,398	8,866,348
1.02.04	Intangible assets	59,488	62,742

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Parent Company Statements / Balance Sheet – Liabilities
(R$ thousand)

Code	Description	Current Quarter	Previous Year
		06/30/2016	12/31/2015
2	Total liabilities	40,523,192	44,570,369
2.01	Current liabilities	3,533,932	4,272,372
2.01.01	Payroll and related taxes	142,050	141,496
2.01.02	Trade payables	748,094	742,364
2.01.03	Taxes payable	57,989	5,814
2.01.04	Borrowings and financing	2,174,927	2,879,073
2.01.05	Other payables	325,240	411,699
2.01.06	Provisions	85,632	91,926
2.01.06.01	Provision for tax, social security, labor and civil risks	85,632	91,926
2.02	Non-current liabilities	30,950,159	34,334,488
2.02.01	Borrowings and financing	27,903,434	31,109,017
2.02.02	Other payables	88,404	126,450
2.02.03	Deferred taxes	663,581	666,081
2.02.04	Provisions	2,294,740	2,432,940
2.02.04.01	Provision for tax, social security, labor and civil risks	544,323	564,372
2.02.04.02	Other provisions	1,750,417	1,868,568
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	249,486	259,115
2.02.04.02.04	Pension and healthcare plan	514,367	514,367
2.02.04.02.05	Provision for losses on investments	986,564	1,095,086
2.03	Consolidated Shareholders’ equity	6,039,101	5,963,509
2.03.01	Issued capital	4,540,000	4,540,000
2.03.02	Capital reserves	30	30
2.03.04.02	Earnings reserves	238,976	238,976
2.03.04.09	Treasury shares	-238,976	-238,976
2.03.05	Profit/(Losses)	-1,121,552	-367,214
2.03.08	Other comprehensive income	2,620,623	1,790,693

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Parent Company Statements / Statements of income
(R$ thousand)
Code	Description	Current Quarter	Year To Date	Same Quarter Previous Year	YTD Previous Year
		04/01/2016 to 06/30/2016	01/01/2016 to 06/30/2016	04/01/2015 to 06/30/2015	01/01/2015 to 06/30/2015
3.01	Net revenue from sales and/or services	2,191,674	4,169,314	2,870,847	5,928,879
3.02	Cost of sales and/or services	-1,906,666	-3,545,062	-2,267,849	-4,457,281
3.03	Gross profit	285,008	624,252	602,998	1,471,598
3.04	Operating expenses/income	-636,568	-1,493,524	-760,491	253,539
3.04.01	Selling expenses	-137,596	-306,229	-148,232	-294,150
3.04.02	General and administrative expenses	-72,367	-195,627	-90,806	-175,370
3.04.04	Other operating income	1,730	4,570	8,547	12,269
3.04.05	Other operating expenses	-86,927	-189,469	-204,927	-406,687
3.04.06	Equity in income of affiliates	-341,408	-806,769	-325,073	1,117,477
3.05	Profit before finance income (costs) and taxes	-351,560	-869,272	-157,493	1,725,137
3.06	Finance income (costs)	380,363	112,485	-555,237	-2,583,592
3.06.01	Finance income	68,242	86,671	-87,637	407,056
3.06.02	Finance expenses	312,121	25,814	-467,600	-2,990,648
3.06.02.01	Net exchange difference on financial instruments	1,091,248	2,134,372	310,866	-1,349,106
3.06.02.02	Finance expenses	-779,127	-2,108,558	-778,466	-1,641,542
3.07	Profit (loss) before taxes on income	28,803	-756,787	-712,730	-858,455
3.08	Income tax and social contribution	2,050	2,449	98,462	636,243
3.09	Profit (loss) from continuing operations	30,853	-754,338	-614,268	-222,212
3.11	Profit (loss) for the year	30,853	-754,338	-614,268	-222,212
3.99	Earnings per share - (R$/share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	0.02273	-0.55583	-0.45262	-0.16373

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Parent Company Statements / Statement of Comprehensive Income
(R$ thousand)
		Current Quarter	Year to date	Same Quarter Previous Year	YTD Previous Year
Code	Description	04/1/2016 to 06/30/2016	1/1/2016 to 06/30/2016	4/1/2015 to 06/30/2015	1/1/2015 to 06/30/2015
4.01	Profit (loss) for the year	30,853	-754,338	-614,268	-222,212
4.02	Other comprehensive income	412,619	829,930	-377,048	-14,035
4.02.01	Actuarial (losses) gains on defined benefit plan from investments in subsidiaries, net of taxes	29	114	-221	-96
4.02.02	Actuarial (losses) gains on defined benefit	0	0	348	348
4.02.03	Income tax and social contribution on actuarial (losses) gains on defined benefit	0	0	-118	-118
4.02.04	Cumulative translation adjustments for the year	-278,981	-460,092	-7,815	168,956
4.02.05	Available-for-sale assets	95,500	127,853	-594,881	2,254
4.02.06	Income tax and social contribution on available-for-sale assets	0	0	202,259	-767
4.02.07	Available-for-sale assets from investments in subsidiaries, net of taxes	0	0	-89,516	-20,817
4.02.08	Impairment of available-for-sale assets	0	0	89,434	97,851
4.02.09	Income tax and social contribution on impairment of available-for-sale assets	0	0	-30,407	-33,269
4.02.10	(Loss) / gain on the percentage change in investments	584	584	-43	-43
4.02.11	(Loss) gain on cash flow hedge accounting	538,461	1,072,884	81,685	-345,960
4.02.12	Income tax and social contribution on cash flow hedge accounting	0	0	-27,773	117,626
4.02.13	Realization of cash flow hedge reclassified to the income statement	7,826	20,523	0	0
4.02.14	(Loss) gain on net investment hedge	49,200	68,064	0	0
4.03	Comprehensive income for the year	443,472	75,592	-991,316	-236,247

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Parent Company Statements / Statement of Cash Flows – Indirect Method
(R$ thousand)
Code	Description	Year To Date	YTD Previous Year
		01/01/2016 to 06/30/2016	01/01/2015 to 6/30/2015
6.01	Net cash generated by operating activities	1,096,182	330,933
6.01.01	Cash generated from operations	-871,793	1,998,343
6.01.01.01	Profit (loss) for the year	-754,338	-222,212
6.01.01.02	Charges on borrowings and financing	1,257,102	1,575,442
6.01.01.03	Charges on loans and financing granted	-17,550	-9,535
6.01.01.04	Depreciation, depletion and amortization	275,222	424,556
6.01.01.05	Equity in income (losses) of affiliates	806,769	-1,117,477
6.01.01.06	Deferred income tax and social contribution	-2,500	-642,283
6.01.01.08	Provision for tax, social security, labor, civil and environmental risks	-26,343	146,453
6.01.01.09	Inflation adjustment and exchange differences, net	-2,436,646	1,720,814
6.01.01.11	Impairment of available-for-sale assets	0	97,851
6.01.01.12	Residual value of permanent assets written off	20,729	3,907
6.01.01.14	Other provisions	5,762	20,827
6.01.02	Changes in assets and liabilities	1,967,975	-1,667,410
6.01.02.01	Trade receivables - third parties	-66,349	-172,718
6.01.02.02	Trade receivables - related parties	272,198	-158,525
6.01.02.03	Inventories	617,162	-328,120
6.01.02.04	Receivables - related parties / Dividends	-7,350	-1,550
6.01.02.05	Recoverable taxes	199,099	-59,206
6.01.02.06	Judicial deposits	32,595	-13,396
6.01.02.07	Dividends received - related parties	2,300,090	0
6.01.02.10	Trade payables	5,618	277,095
6.01.02.11	Payroll and related taxes	-135	-24,717
6.01.02.12	Taxes in installments - REFIS	55,379	-27,922
6.01.02.14	Payables to related parties	-22,840	41,557
6.01.02.16	Interest paid	-1,324,899	-1,205,227
6.01.02.17	Interest received	0	651
6.01.02.19	Other	-92,593	4,668
6.02	Net cash used in investing activities	-82,009	-51,015
6.02.01	Investments / Advances for future capital increase	-212,939	-18,452
6.02.02	Purchase of property, plant and equipment	-608,265	-828,458
6.02.03	Cash reduction of subsidiaries and joint ventures	0	129,745
6.02.04	Capital reduction in subsidiary and joint venture	0	486,758
6.02.08	Intercompany loans granted	0	-25,143
6.02.09	Intercompany loans received	0	5,546
6.02.10	Exclusive funds	84,688	198,989
6.02.11	Financial Investments, net of redemption	654,507	0
6.03	Net cash used in financing activities	-389,838	-1,184,399
6.03.01	Borrowings and financing, net of transaction cost	-26,018	595,000
6.03.02	Borrowings and financing - related parties	40,239	0
6.03.03	Funding Forfaiting / drawee Risk	78,240	386,143
6.03.04	Payment Forfaiting / drawee Risk	-257,631	-562,948
6.03.05	Amortization of principal on borrowings and financing	-184,429	-585,436
6.03.06	Amortization of principal on borrowings and financing - related parties	-40,239	-457,936
6.03.07	Payments of dividends and interests on shareholder´s equity	0	-549,832
6.03.08	Treasury shares	0	-9,390
6.04	Exchange differences on translating cash and cash equivalents	-22,066	0
6.05	Increase (decrease) in cash and cash equivalents	602,269	-904,481
6.05.01	Cash and equivalents at the beginning of the year	1,885,199	3,146,393
6.05.02	Cash and equivalents at the end of the year	2,487,468	2,241,912

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Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2016 to 06/30/2016
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity
5.01	Opening balances	4,540,000	30	0	-367,214	1,790,693	5,963,509
5.03	Adjusted opening balances	4,540,000	30	0	-367,214	1,790,693	5,963,509
5.05	Total comprehensive income	0	0	0	-754,338	829,930	75,592
5.05.01	Profit (loss) for the year	0	0	0	-754,338	0	-754,338
5.05.02	Other comprehensive income	0	0	0	0	829,930	829,930
5.05.02.04	Translation adjustments for the year	0	0	0	0	-460,092	-460,092
5.05.02.08	Actuarial gains(losses) on defined benefit pension plan, net of taxes	0	0	0	0	114	114
5.05.02.09	Available-for-sale assets, net of taxes	0	0	0	0	127,853	127,853
5.05.02.10	(Loss) / gain on the percentage change in investments	0	0	0	0	584	584
5.05.02.11	(Loss) / gain on hedge accounting, net of taxes	0	0	0	0	1,072,884	1,072,884
5.05.02.12	Realization of cash flow hedge accounting reclassified to income statement	0	0	0	0	20,523	20,523
5.05.02.13	(Loss) / gain on foreign investment hedge	0	0	0	0	68,064	68,064
5.07	Closing balance	4,540,000	30	0	-1,121,552	2,620,623	6,039,101

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Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2015 to 06/30/2015
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity
5.01	Opening balances	4,540,000	30	1,131,298	0	25,140	5,696,468
5.03	Adjusted opening balances	4,540,000	30	1,131,298	0	25,140	5,696,468
5.04	Capital transactions with shareholders	0	0	-284,390	0	0	-284,390
5.04.04	Treasury Shares Acquired	0	0	-9,390	0	0	-9,390
5.04.06	Dividends	0	0	-275,000	0	0	-275,000
5.05	Total comprehensive income	0	0	0	-222,212	-14,035	-236,247
5.05.01	Profit for the year	0	0	0	-222,212	0	-222,212
5.05.02	Other comprehensive income	0	0	0	0	-14,035	-14,035
5.05.02.04	Translation adjustments for the year	0	0	0	0	168,956	168,956
5.05.02.08	Actuarial gains(losses) on defined benefit pension plan, net of taxes	0	0	0	0	134	134
5.05.02.09	Available-for-sale assets, net of taxes	0	0	0	0	45,252	45,252
5.05.02.10	(Loss) / gain on the percentage change in investments	0	0	0	0	-43	-43
5.05.02.11	(Loss) / gain on hedge accounting, net of taxes	0	0	0	0	-228,334	-228,334
5.07	Closing balance	4,540,000	30	846,908	-222,212	11,105	5,175,831

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Parent Company Statements / Statement of Value Added
(R$ thousand)

Code	Description	Year to Date	YTD Prior Year
		01/01/2016 to 06/30/2016	01/01/2015 to 06/30/2015
7.01	Revenues	5,137,596	7,173,036
7.01.01	Sales of products and services	5,161,434	7,128,823
7.01.02	Other revenues	-14,507	62,125
7.01.04	Allowance for (reversal of) doubtful debts	-9,331	-17,912
7.02	Raw materials acquired from third parties	-4,128,170	-5,054,210
7.02.01	Cost of sales and services	-3,658,296	-3,996,450
7.02.02	Materials, electric power, outside services and other	-467,883	-954,824
7.02.03	Impairment/recovery of assets	-1,991	-5,085
7.02.04	Other	0	-97,851
7.02.04.01	Impairment of available-for-sale assets	0	-97,851
7.03	Gross value added	1,009,426	2,118,826
7.04	Retentions	-275,222	-424,556
7.04.01	Depreciation, amortization and depletion	-275,222	-424,556
7.05	Wealth created	734,204	1,694,270
7.06	Value added received as transfer	-1,038,952	2,126,557
7.06.01	Equity in income of affiliates	-806,769	1,117,477
7.06.02	Finance income	86,671	407,056
7.06.03	Other	-318,854	602,024
7.06.03.01	Other and exchange gains	-318,854	602,024
7.07	Wealth for distribution	-304,748	3,820,827
7.08	Wealth distributed	-304,748	3,820,827
7.08.01	Personnel	562,304	679,471
7.08.01.01	Salaries and wages	429,873	518,615
7.08.01.02	Benefits	99,496	127,447
7.08.01.03	Severance pay fund (FGTS)	32,935	33,409
7.08.02	Taxes, fees and contributions	227,638	-226,792
7.08.02.01	Federal	178,213	-293,008
7.08.02.02	State	49,425	62,039
7.08.02.03	Municipal	0	4,177
7.08.03	Remuneration on third-party capital	-340,352	3,590,360
7.08.03.01	Interest	2,108,926	1,641,127
7.08.03.02	Leases	5,215	4,874
7.08.03.03	Other	-2,454,493	1,944,359
7.08.03.03.01	Other and exchange losses	-2,454,493	1,944,359
7.08.04	Remuneration on Shareholders capital	-754,338	-222,212
7.08.04.03	Retained earnings (accumulated losses)	-754,338	-222,212

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Consolidated Financial Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Quarter	Previous Year
		06/30/2016	12/31/2015
1	Total assets	43,145,687	47,339,409
1.01	Current assets	11,925,609	16,430,691
1.01.01	Cash and cash equivalents	5,139,041	7,861,052
1.01.02	Financial investments	322,925	763,599
1.01.02.02	Financial investments measured at amortized cost	322,925	763,599
1.01.03	Trade receivables	1,688,377	1,578,277
1.01.04	Inventories	3,834,048	4,941,314
1.01.08	Other current assets	941,218	1,286,449
1.02	Non-current assets	31,220,078	30,908,718
1.02.01	Long-term receivables	1,605,680	1,661,987
1.02.01.06	Deferred taxes	73,108	78,066
1.02.01.09	Other non-current assets	1,532,572	1,583,921
1.02.02	Investments	4,400,294	3,998,239
1.02.03	Property, plant and equipment	17,908,164	17,826,226
1.02.04	Intangible assets	7,305,940	7,422,266

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Consolidated Financial Statements / Balance Sheet – Liabilities
(R$ thousand)
Code	Description	Current Quarter	Previous Year
		06/30/2016	12/31/2015
2	Total liabilities	43,145,687	47,339,409
2.01	Current liabilities	4,181,108	5,082,199
2.01.01	Payroll and related taxes	261,743	256,840
2.01.02	Trade payables	1,194,942	1,293,008
2.01.03	Taxes payable	397,148	457,391
2.01.04	Borrowings and financing	1,337,872	1,874,681
2.01.05	Other payables	865,285	1,073,017
2.01.06	Provisions	124,118	127,262
2.01.06.01	Provision for tax, social security, labor and civil risks	124,118	127,262
2.02	Non-current liabilities	31,774,542	35,165,992
2.02.01	Borrowings and financing	29,004,967	32,407,834
2.02.02	Other payables	137,032	131,284
2.02.03	Deferred taxes	1,103,443	1,072,033
2.02.04	Provisions	1,529,100	1,554,771
2.02.04.01	Provision for tax, social security, labor and civil risks	690,707	711,472
2.02.04.02	Other provisions	838,393	843,299
2.02.04.02.03	Provision for environmental liabilities and asset retirement obligations	324,025	328,931
2.02.04.02.04	Pension and healthcare plan	514,368	514,368
2.03	Consolidated Shareholders’ equity	7,190,037	7,091,288
2.03.01	Issued capital	4,540,000	4,540,000
2.03.02	Capital reserves	30	30
2.03.04.02	Earnings reserves	238,976	238,976
2.03.04.09	Treasury shares	-238,976	-238,976
2.03.05	Profit/(Losses)	-1,121,552	-367,214
2.03.08	Other comprehensive income	2,620,623	1,790,693
2.03.09	Non-controlling interests	1,150,963	1,127,779

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Consolidated Financial Statements / Statements of Income
(R$ thousand)
Code	Description	Current Quarter	Year To Date	Same Quarter Previous Year	YTD Previous Year
		04/01/2016 to 06/30/2016	01/01/2016 to 06/30/2016	04/01/2015 to 06/30/2015	01/01/2015 to 06/30/2015
3.01	Net revenue from sales and/or services	4,185,078	8,193,149	3,687,140	7,697,392
3.02	Cost of sales and/or services	-3,262,639	-6,344,665	-2,847,095	-5,872,628
3.03	Gross profit	922,439	1,848,484	840,045	1,824,764
3.04	Operating expenses/income	-651,166	-1,343,279	-688,079	-913,813
3.04.01	Selling expenses	-394,183	-844,604	-311,344	-612,174
3.04.02	General and administrative expenses	-104,230	-264,341	-109,897	-219,742
3.04.04	Other operating income	11,746	34,018	12,562	18,524
3.04.05	Other operating expenses	-182,927	-331,759	-235,578	-455,077
3.04.06	Equity in income of affiliates	18,428	63,407	-43,822	354,656
3.05	Profit before finance income (costs) and taxes	271,273	505,205	151,966	910,951
3.06	Finance income (costs)	-197,019	-1,093,958	-771,695	-1,641,395
3.06.01	Finance income	140,729	383,883	43,477	99,613
3.06.02	Finance Expenses	-337,748	-1,477,841	-815,172	-1,741,008
3.06.02.01	Net exchange difference on financial instruments	487,675	169,435	-7,223	-72,466
3.06.02.02	Finance Expenses	-825,423	-1,647,276	-807,949	-1,668,542
3.07	Profit (loss) before taxes on income	74,254	-588,753	-619,729	-730,444
3.08	Income tax and social contribution	-28,131	-141,821	5,136	507,653
3.09	Profit (loss) from continuing operations	46,123	-730,574	-614,593	-222,791
3.11	Consolidated profit (loss) for the year	46,123	-730,574	-614,593	-222,791
3.11.01	Attributed to controlling Shareholders	30,853	-754,338	-614,268	-222,212
3.11.02	Attributed to non-controlling Shareholders	15,270	23,764	-325	-579
3.99	Earnings per share - (R$/share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	0.02273	-0.55583	-0.45262	-0.16373

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Consolidated Financial Statements / Statement of Comprehensive Income
(R$ thousand)
		Current Quarter	Year to date	Same Quarter Previous Year	YTD Previous Year
Code	Description	04/01/2016 to 06/30/2016	01/01/2016 to 06/30/2016	04/01/2015 to 06/30/2015	01/01/2015 to 06/30/2015
4.01	Consolidated profit (loss) for the year	46,123	-730,574	-614,593	-222,791
4.02	Other comprehensive income	412,619	829,930	-377,048	-14,035
4.02.01	Actuarial gains on defined benefit plan from investments in subsidiaries	29	114	0	0
4.02.02	Actuarial gains (losses) on defined benefit pension plan	0	0	0	202
4.02.03	Income tax and social contribution on actuarial (losses) gains on defined benefit pension plan	0	0	9	-68
4.02.04	Cumulative translation adjustments for the year	-278,981	-460,092	-7,815	168,956
4.02.05	Available-for-sale assets	95,500	127,853	-677,690	-29,287
4.02.06	Income tax and social contribution on available-for-sale assets	0	0	195,552	9,957
4.02.07	Impairment of available-for-sale assets	0	0	89,434	97,851
4.02.08	Income tax and social contribution on impairment of available-for-sale assets	0	0	-30,407	-33,269
4.02.09	(Loss) / gain on the percentage change in investments	584	584	-43	-43
4.02.10	Gain (loss) on cash flow hedge accounting	538,461	1,072,884	81,685	-345,960
4.02.11	Income tax and social contribution on cash flow hedge accounting	0	0	-27,773	117,626
4.02.12	Realization of cash flow hedge accounting reclassified to income statement	7,826	20,523	0	0
4.02.13	(Loss) / gain on foreign investment hedge	49,200	68,064	0	0
4.03	Consolidated comprehensive income for the year	458,742	99,356	-991,641	-236,826
4.03.01	Attributed to controlling Shareholders	443,472	75,592	-991,316	-236,247
4.03.02	Attributed to non-controlling Shareholders	15,270	23,764	-325	-579

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Consolidated Financial Statements / Statement of Cash Flows – Indirect Method
(R$ thousand)
Code	Description	Year to Date	YTD Previous Year
		01/01/2016 to 06/30/2016	01/01/2015 to 06/30/2015
6.01	Net cash generated by operating activities	-730,946	1,178,068
6.01.01	Cash generated from operations	-118,710	2,958,173
6.01.01.01	Profit (loss) for the year attributable to owners of the Company	-754,338	-222,212
6.01.01.02	Profit (loss) for the year attributable to non-controlling interests	23,764	-579
6.01.01.03	Charges on borrowings and financing	1,485,733	1,583,962
6.01.01.04	Charges on loans and financing granted	-26,838	-8,659
6.01.01.05	Depreciation, depletion and amortization	637,392	561,655
6.01.01.06	Equity in income (losses) of affiliates	-63,407	-354,656
6.01.01.07	Deferred income tax and social contribution	87,731	-599,697
6.01.01.08	Provision for tax, social security, labor, civil and environmental risks	-23,909	183,442
6.01.01.09	Inflation adjustment and exchange differences, net	-1,359,310	1,633,246
6.01.01.10	Gain on derivative transactions	362	2,658
6.01.01.11	Impairment of available-for-sale assets	0	97,851
6.01.01.16	Residual value of permanent assets written off	26,988	4,553
6.01.01.17	Gain on repurchase of debt securities	-146,214	0
6.01.01.20	Other provisions	-6,664	76,609
6.01.02	Changes in assets and liabilities	-612,236	-1,780,105
6.01.02.01	Receivables - related parties	-112,548	-262,503
6.01.02.02	Receivables - related parties	-8,526	-29,283
6.01.02.03	Inventories	1,107,265	-253,368
6.01.02.05	Recoverable taxes	235,524	19,757
6.01.02.06	Judicial deposits	24,624	-23,068
6.01.02.08	Trade payables	-96,459	267,110
6.01.02.09	Payroll and related taxes	4,580	-17,311
6.01.02.10	Taxes in installments - REFIS	-45,162	-128,492
6.01.02.12	Payables to related parties	4,212	13,657
6.01.02.14	Interest paid	-1,583,668	-1,362,278
6.01.02.15	Interest received	0	651
6.01.02.17	Other	-142,078	-4,977
6.02	Net cash used in investing activities	-1,287,504	185,918
6.02.02	Investments	-190,435	0
6.02.03	Purchase of property, plant and equipment	-797,054	-900,637
6.02.07	Capital reduction on joint venture	0	466,758
6.02.09	Receipt/payment in derivative transactions	-715,547	551,882
6.02.10	Purchase of intangible assets	-6	-201
6.02.11	Intercompany loans granted	0	-25,143
6.02.12	Intercompany loans received	0	58,385
6.02.13	Financial Investments, net of redemption	415,538	34,874
6.03	Net cash used in financing activities	-671,439	-2,199,780
6.03.01	Capitalization net of transactions cost	-26,950	599,071
6.03.03	Funding Forfaiting / Drawee Risk	78,240	386,143
6.03.04	Payment Forfaiting / Drawee Risk	-257,631	-562,948
6.03.05	Amortization of principal on borrowings and financing	-307,395	-1,969,314
6.03.06	Amortization of principal on borrowings and financing - related parties	0	-52,839
6.03.07	Payments of dividends and interests on shareholder´s equity	0	-549,832
6.03.08	Treasury shares	0	-9,390
6.03.09	Buyback of debt securities	-157,703	-40,671
6.04	Exchange differences on translating cash and cash equivalents	-32,122	-5,799
6.05	Increase (decrease) in cash and cash equivalents	-2,722,011	-841,593
6.05.01	Cash and equivalents at the beginning of the year	7,861,052	8,686,021
6.05.02	Cash and equivalents at the end of the year	5,139,041	7,844,428

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Consolidated Financial Statements / Statement of Changes in Equity - 1/1/2016 to 06/30/2016
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	30	0	-367,214	1,790,693	5,963,509	1,127,779	7,091,288
5.03	Adjusted opening balances	4,540,000	30	0	-367,214	1,790,693	5,963,509	1,127,779	7,091,288
5.05	Total comprehensive income	0	0	0	-754,338	829,930	75,592	23,764	99,356
5.05.01	Profit (loss) for the year	0	0	0	-754,338	0	-754,338	23,764	-730,574
5.05.02	Other comprehensive income	0	0	0	0	829,930	829,930	0	829,930
5.05.02.04	Translation adjustments for the year	0	0	0	0	-460,092	-460,092	0	-460,092
5.05.02.08	Actuarial gains(losses) on defined benefit pension plan, net of taxes	0	0	0	0	114	114	0	114
5.05.02.09	Available-for-sale assets, net of taxes	0	0	0	0	127,853	127,853	0	127,853
5.05.02.10	(Loss) / gain on the percentage change in investments	0	0	0	0	584	584	0	584
5.05.02.11	(Loss) / gain on hedge accounting, net of taxes	0	0	0	0	1,072,884	1,072,884	0	1,072,884
5.05.02.12	Realization of cash flow hedge accounting reclassified to income statement	0	0	0	0	20,523	20,523	0	20,523
5.05.02.13	(Loss) / gain on foreign investment hedge	0	0	0	0	68,064	68,064	0	68,064
5.06	Internal changes in shareholders’ equity	0	0	0	0	0	0	-607	-607
5.06.04	Non-controlling interests in subsidiaries	0	0	0	0	0	0	-607	-607
5.07	Closing balance	4,540,000	30	0	-1,121,552	2,620,623	6,039,101	1,150,936	7,190,037

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Consolidated Financial Statements / Statement of Changes in Equity - 1/1/2015 to 06/30/2015
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	30	1,131,298	0	25,140	5,696,468	38,507	5,734,975
5.03	Adjusted opening balances	4,540,000	30	1,131,298	0	25,140	5,696,468	38,507	5,734,975
5.04	Capital transactions with shareholders	0	0	-284,390	0	0	-284,390	0	-284,390
5.04.04	Treasury shares acquired	0	0	-9,390	0	0	-9,390	0	-9,390
5.04.06	Dividend	0	0	-275,000	0	0	-275,000	0	-275,000
5.05	Total comprehensive income	0	0	0	-222,212	-14,035	-236,247	-579	-236,826
5.05.01	Profit (loss) for the period	0	0	0	-222,212	0	-222,212	-579	-222,791
5.05.02	Other comprehensive income	0	0	0	0	-14,035	-14,035	0	-14,035
5.05.02.04	Translation adjustments for the period	0	0	0	0	168,956	168,956	0	168,956
5.05.02.08	Actuarial (losses) gains on defined benefit pension plan, net of taxes	0	0	0	0	134	134	0	134
5.05.02.09	Available-for-sale assets, net of taxes	0	0	0	0	45,252	45,252	0	45,252
5.05.02.10	(Loss) / gain on the percentage change in investments	0	0	0	0	-43	-43	0	-43
5.05.02.11	(Loss) gain on hedge accounting, net of taxes	0	0	0	0	-228,334	-228,334	0	-228,334
5.06	Internal changes in shareholders’ equity	0	0	0	0	0	0	36	36
5.06.04	Non-controlling interests in subsidiaries	0	0	0	0	0	0	36	36
5.07	Closing balances	4,540,000	30	846,908	-222,212	11,105	5,175,831	37,964	5,213,795

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Consolidated Financial Statements / Statement of Value Added
(R$thousand)

Code	Description	Year to Date	Previous Year
		1/1/2016 to 6/30/2016	01/01/2015 to 6/30/2015
7.01	Revenues	9,298,317	9,068,252
7.01.01	Sales of products and services	9,322,360	9,025,572
7.01.02	Other revenues	-14,552	62,929
7.01.04	Allowance for (reversal of) doubtful debts	-9,491	-20,249
7.02	Raw materials acquired from third parties	-6,694,416	-6,401,935
7.02.01	Cost of sales and services	-5,434,217	-5,019,457
7.02.02	Materials, electric power, outside services and other	-1,259,658	-1,278,681
7.02.03	Impairment/recovery of assets	-541	-5,946
7.02.04	Other	0	-97,851
7.02.04.01	Impairment of available-for-sale assets	0	-97,851
7.03	Gross value added	2,603,901	2,666,317
7.04	Retentions	-637,392	-561,655
7.04.01	Depreciation, amortization and depletion	-637,392	-561,655
7.05	Wealth created	1,966,509	2,104,662
7.06	Value added received as transfer	-748,600	5,022,318
7.06.01	Equity in income of affiliates	63,407	354,656
7.06.02	Finance income	383,883	99,613
7.06.03	Other	-1,195,890	4,568,049
7.06.03.01	Other and exchange gains	-1,195,890	4,568,049
7.07	Wealth for distribution	1,217,909	7,126,980
7.08	Wealth distributed	1,217,909	7,126,980
7.08.01	Personnel	1,024,077	958,691
7.08.01.01	Salaries and wages	818,711	752,281
7.08.01.02	Benefits	155,793	163,045
7.08.01.03	Severance pay fund (FGTS)	49,573	43,365
7.08.02	Taxes, fees and contributions	633,323	81,827
7.08.02.01	Federal	522,161	-64,711
7.08.02.02	State	101,022	136,130
7.08.02.03	Municipal	10,140	10,408
7.08.03	Remuneration on third-party capital	291,083	6,309,253
7.08.03.01	Interest	1,647,644	1,314,562
7.08.03.02	Leases	10,041	7,373
7.08.03.03	Other	-1,366,602	4,987,318
7.08.03.03.01	Other and exchange losses	-1,366,602	4,987,318
7.08.04	Remuneration on Shareholders capital	-730,574	-222,791
7.08.04.03	Retained earnings (accumulated losses)	-754,338	-222,212
7.08.04.04	Non-controlling interests in retained earnings	23,764	-579

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ITR –– Quarterly Financial Information - June 30, 2016 – CIA SIDERURGICA NACIONAL

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Comments on the Company’s Consolidated Statement

Restatements of Results for the Second Quarter of 2016

Companhia Siderúrgica Nacional (CSN) (BM&FBOVESPA: CSNA3) (NYSE: SID) announces today its consolidated results for the second quarter of 2016 (2Q16), which are presented in Brazilian Reais and in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and with Brazilian accounting practices, which are fully convergent with international accounting norms, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction 485 of September 1, 2010. All comments presented herein refer to the Company’s 2Q16 consolidated results and comparisons refer to the first quarter of 2016 (1Q16) and the second quarter of 2015 (2Q15), unless otherwise stated. The Real/U.S. Dollar exchange rate was R$3.2092 on June 30, 2016 and R$3.5583 on March 31, 2016.

Highlights	2Q15	1Q16	2Q16	Change
2Q16	x	1Q16	2Q16	x	2Q15

Steel Sales (thousand t)	1,261	1,246	1,253	1%	(1%)
- Domestic Market	60%	52%	53%	1%	(7%)
- Overseas Subsidiaries	36%	42%	40%	(3%)	2%
- Exports	4%	6%	7%	2%	5%

Iron Ore Sales (thousand t)[1]	5,987	8,295	9,267	12%	55%
- Domestic Market	1%	13%	7%	(5%)	6%
- Exports	99%	87%	93%	5%	(6%)

Consolidated Results (R$ million)
Net Revenue	3,687	4,008	4,185	4%	14%
COGS	(2,847)	(3,082)	(3,263)	5%	15%
Gross Profit	840	926	922	-	10%
SG&A Expenses	(421)	(611)	(498)	(18%)	18%
Adjusted EBITDA[2]	801	733	855	17%	7%

Adjusted Net Debt[3]	20,769	26,654	25,873	(3%)	25%
Adjusted Cash Position	11,102	6,472	5,678	(12%)	(49%)
Net Debt / Adjusted EBITDA	5.6x	8.7x	8.3x	(0.4x)	2.7x

1 Iron ore sales volumes include 100% of the stake in NAMISA until November 2015 and 100% of the stake in Congonhas Minérios as of December 2015.

² Adjusted EBITDA is calculated based on net income/loss, before depreciation and amortization, income taxes, the net financial result, results from investees, and other operating income (expenses) and includes the proportional share of the EBITDA of the jointly-owned investees MRS Logística and CBSI, as well as the Company’s 60% interest in Namisa, 33.27% in MRS and 50% in CBSI until November 2015 and stakes of 100% in Congonhas Minérios, 37.27% in MRS and 50% in CBSI as of December 2015.

³ Adjusted Net Debt and Adjusted Cash and Cash Equivalents included 33.27% of the stake in MRS, 60% of the interest in Namisa and 50% of the stake in CBSI until November 2015. As of December 2015, they included 100% of Congonhas Minérios, 32.27% of MRS and 50% of CBSI, excluding Forfaiting and drawee risk operations.

Closing Market Indicators on June 30, 2016
BM&FBovespa (CSNA3): R$7.82/share	Market Cap: R$10.850 billion (US$4.429 billion)
NYSE (SID): US$2.45/ADR (1 ADR = 1 share)
Total no. of shares = 1,387,524,047

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ITR –– Quarterly Financial Information - June 30, 2016 – CIA SIDERURGICA NACIONAL

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CSN’s Consolidated Results

•         Net revenue totaled R$4,185 million in 2Q16, 4% up on 1Q16 and 14% more than in the same period last year. In relation to the previous quarter, the upturn was primarily due to increased sales volume in the mining segment and higher steel prices. Concerning 2Q15, the improvement was also due to the increase in mining sales volume.

•         COGS amounted to R$3,263 million, 6% up on the previous three months and 15% more than in 2Q15, chiefly due to higher iron ore output and increased costs as a result of the blast furnace #3 stoppage.

•         Second-quarter gross profit came to R$922 million, in line with 1Q16, with a gross margin of 22%, 1p.p. down on the first quarter. In relation to 2Q15, gross profit climbed by 10% and the gross margin narrowed by 1p.p., from 23% to 21%.

•         Selling, general and administrative expenses totaled R$498 million, 18% less than in 1Q16, but 18% higher year-on-year. These variations were largely due to distribution costs, which were 11% lower than in 1Q16, but 32% more than in the same quarter last year.

•         Other operating income (expenses) was a net expense of R$171 million in 2Q16, 35% up on the quarter before, due to the payment of provisioned taxes, and 23% down on 2Q15.

•         Working capital came to R$2,867 million, R$525 million less than in 1Q16, while the financial cycle closed the second quarter at 82 days, 13 days less than in the previous quarter.

•         Adjusted net debt fell by 3% over 2Q16, totaling R$25,873 million, while leverage ended the quarter at 8.3x, versus 8.7x in the previous three months.

•         The proportional net financial result was negative by R$220 million in 2Q16, due to: i) financial expenses (excluding the exchange variation) of R$848 million; ii) the positive exchange variation result of R$478 million. The result was partially offset by the financial revenue of R$150 million.

Financial Result (R$ million)	2Q15	1Q16	2Q16
Financial Result - IFRS	(772)	(897)	(197)
(+) Financial Result of Joint-Venture	(114)	(25)	(24)
(+) Namisa	(92)	-	-
(+) MRS	(22)	(25)	(24)
(=) Proporcional Financial Result	(886)	(922)	(220)
Financial Revenues	58	252	150
Financial Expenses	(944)	(1,173)	(370)
Financial Expenses (ex-exchange rates variation)	(830)	(844)	(848)
Result with Exchange Rate Variation	(114)	(329)	478
Monetary and Exchange Rate Variation	82	950	1,220
Hedge Accounting	(82)	(566)	(595)
Notional Amount of Derivatives Contracted	(114)	(713)	(146)

•         CSN’s equity result was a positive R$18 million in 2Q16, versus a positive R$45 million in 1Q16 and a negative R$44 million in 2Q15, chiefly due to MRS’s equity result, which fell from R$61 million, in 1Q16, to R$32 million, as shown below:

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Share of profits (losses) of investees (R$ million)	2Q15	1Q16	2Q16
Namisa	(49)	-	-
MRS Logística	24	61	32
CBSI	-	1	-
TLSA	(7)	(7)	(4)
Arvedi Metalfer BR	(3)	-	-
Eliminations	(9)	(11)	(10)
Share of profits (losses) of investees	(44)	45	18

•         CSN recorded a second-quarter net profit of R$46 million, versus net losses of R$777 million and R$615 million in 1Q16 and 2Q15, respectively. The improvement was primarily due to the recovery of the financial result, which was negative by R$197 million in 2Q16, versus R$897 million negative in 1Q16 and R$772 million negative in 2Q15.

Adjusted EBITDA (R$ million)	2Q15	1Q16	2Q16	Change
2Q16	x	1Q16	2Q16	x	2Q15
Profit (loss) for the Period	(615)	(777)	46	(97%)	(96%)
Depreciation	279	310	304	(2%)	9%
Income Tax and Social Contribution	(5)	114	28	(25%)	-
Finance Income	772	897	197	(78%)	(74%)

EBITDA (ICVM 527)	431	544	576	6%	34%

Other Operating Income (Expenses)	223	127	171	35%	(23%)
Share of Profit (Loss) of Investees	44	(45)	(18)	(59%)	-
Proportionate EBITDA of Joint Ventures	104	107	126	18%	22%

Adjusted EBITDA[1]	801	733	855	17%	7%

¹ The Company discloses adjusted EBITDA excluding interests in investments and other operating revenue (expenses) in the belief that these items should not be considered when calculating recurring operating cash flow.

•         Adjusted EBITDA amounted to R$855 million in 2Q16, 17% up on the quarter before and 7% more than in 2Q15, accompanied by an adjusted EBITDA margin of 19.4%, 2.1p.p. higher than in 1Q16, but 1.1p.p. down on 2Q15.

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Debt

The adjusted amounts of EBITDA, Debt and Cash included the stakes of 60% in Namisa, 33.27% in MRS and 50% in CBSI until November 2015 and the stakes of 100% in Congonhas Minérios, 37.27% in MRS and 50% in CBSI as of December 2015, as well as financial investments used as collateral for exchange operations on the BM&FBovespa. On June 30, 2016, consolidated net debt totaled R$25,873 million, while the net debt/EBITDA ratio stood at 8.28x, based on LTM adjusted EBITDA.

Foreign Exchange Exposure

In 2Q16, CSN began reviewing its FX hedge strategy, which led the company to completely unwind it FX derivatives position. As a result, the FX exposure of our consolidated balance sheet on June 30, 2016 was US$1,791 million, as shown in the table below. It is important to mention that the net FX exposure includes a liability totaling US$1.0 billion in the Loans and Financing line related to the Perpetual Bonds, which, due to its nature, will not require disbursements for the settlement of the principal amount in the foreseeable future. The company’s hedge strategy began to focus on preserving its cash flow, replacing the exposure generated by the settlement of the derivatives for new Hedge Accounting designations, capturing the existing natural relations, as well as possibly using other financial instruments to protect CSN's future cash flow.

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The hedge accounting adopted by CSN correlates the projected export inflows in dollars with part of the scheduled debt payments in the same currency. Therefore, the exchange variation of the dollar-denominated debt is temporarily booked in shareholders’ equity, flowing through P&L when revenues in USD from exports occur.

Foreign Exchange Exposure	IFRS
(US$ million)	03/31/2016	06/30/2016
Cash and cash equivalents overseas	1,288	802
Accounts Receivables Others	315 7	307 10
Total Assets	1,610	1,119
Borrowings and Financing	(4,466)	(4,437)
Accounts Payable	(7)	(6)
Other Liabilities	(6)	(7)
Total Liabilities	(4,479)	(4,450)

Foreign Exchange Exposure	(2,870)	(3,332)

Notional Amount of Derivatives Contracted, Net	1,435	-
Cash Flow Hedge Accounting	1,549	1,541
Net Foreign Exchange Exposure	114	(1,791)
Perpetual Bonds	1,000	1,000
Net Foreign Exchange Exposure ex. Perpetual Bonds	1,114	(791)

Capex

CSN invested R$473 million in 2Q16, led by:

•         Investments in the new clinker kiln in Arcos-MG, which will start its operation in the 2H16, allowing the cement segment to generate competitive margins and scale gains in the Southeast region due to self-sufficiency in clinker production;

•         Projects designed to improve the operational and environmental performance of the Presidente Vargas Plant.

Investment (R$ million)	2Q15	1Q16	2Q16
Steel	162	119	136
Mining	296	62	61
Cement	92	139	261
Logistics	13	10	13
Others	0	0	3
Total Investment IFRS	563	330	473

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Working Capital

As a result, working capital applied to the Company’s business totaled R$2,867 million in 2Q16, R$525 million less than in 1Q16, chiefly due to the R$481 million reduction in inventories. On a same comparison basis, the average receivable period fell by 5 days, while payment periods and inventory turnover fell by 9 and 23 days, respectively.

Working Capital (R$ million)	2Q15	1Q16	2Q16	Change
2Q16	x	1Q16	2Q16	x	2Q15
Assets	5,698	5,664	4,948	(716)	(750)

Accounts Receivable	1,936	1,746	1,622	(123)	(314)
Inventories Turnover	3,583	3,621	3,140	(481)	(443)
Advances to Taxes	178	298	186	(112)	8
Liabilities	2,445	2,272	2,081	(191)	(364)

Suppliers	1,807	1,542	1,347	(195)	(460)
Salaries and Social Contribution	322	245	262	17	(60)
Taxes Payable	286	418	422	4	136
Advances from Clients	30	67	50	(17)	20
Working Capital	3,253	3,392	2,867	(525)	(386)

Turnover Ratio (days)	2Q15	1Q16	2Q16	Change
2Q16	x	1Q16	2Q16	x	2Q15

Receivables	38	36	31	(5)	(7)
Supplier Payment	54	48	39	(9)	(15)
Investory Turnover	110	107	90	(17)	(20)
Cash Conversion Cycle	94	95	82	(13)	(12)

Results by Segment

The Company maintains integrated operations in five business segments: steel, mining, logistics, cement and energy, The main assets and/or companies comprising each segment are presented below:

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Notes: For the purpose of preparing and presenting the information by business segment, Management opted to maintain the proportional consolidation of its jointly-owned subsidiaries, as historically presented, For the reconciliation of CSN’s consolidated results, these companies’ results are eliminated in the "corporate/elimination expenses" column.

 In order to report the Company’s 2015 results, after the combination of CSN’s mining assets (Casa de Pedra, Namisa and Tecar), the consolidated result includes all this new company’s information.

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Results 2Q16	Steel	Mining	Logistics (Port)	Logistics (Railways)	Cement	Energy	Corporate/ Eliminations	Consolidated
(R$ million)
Net Revenue	2,878	1,016	45	337	109	66	(266)	4,185
Domestic Market	1,607	77	45	337	109	66	(451)	1,790
Foreign Market	1,271	939	-	-	-	-	185	2,395
Cost of Goods Sold	(2,459)	(743)	(34)	(227)	(102)	(48)	350	(3,263)
Gross Profit	419	273	11	111	7	18	84	922
Selling, General and Administrative Expenses	(214)	(13)	(3)	(27)	(17)	(6)	(219)	(498)
Depreciation	164	105	3	56	17	4	(47)	304
Proportional EBITDA of Jointly Controlled Companies	-	-	-	-	-	-	126	126
Adjusted EBITDA	369	365	11	141	7	16	(55)	855

Results 1Q16	Steel	Mining	Logistics (Port)	Logistics (Railways)	Cement	Energy	Corporate/ Eliminations	Consolidated
(R$ million)
Net Revenue	2,809	941	50	303	114	68	(279)	4,008
Domestic Market	1,500	151	50	303	114	68	(475)	1,712
Foreign Market	1,309	790	-	-	-	-	197	2,296
Cost of Goods Sold	(2,300)	(749)	(36)	(214)	(101)	(51)	370	(3,082)
Gross Profit	509	192	14	89	13	17	91	926
Selling, General and Administrative Expenses	(255)	(24)	(8)	(24)	(18)	(6)	(276)	(611)
Depreciation	166	114	3	56	13	4	(47)	310
Proportional EBITDA of Jointly Controlled Companies	-	-	-	-	-	-	107	107
Adjusted EBITDA	420	283	9	121	8	15	(124)	733

Steel

According to preliminary figures from the World Steel Association (WSA), global crude steel production totaled 795 million tonnes in the first half, 2% down on the same period last year.

According to the Brazilian Steel Institute – IABr (also preliminary figures), domestic production came to 7.4 million tonnes in 2Q16, in line with the previous three months, giving a first-half total of 14.9 million tonnes, 13% down year-on-year, Domestic production of rolled products stood at 5.1 million tonnes in the second quarter, also in line with 1Q16, and 10.2 million tonnes in the first six months, 14.7% less than in 1H15, Apparent consumption through June totaled 9.0 million tonnes, 23.7% less than in 1H15, with domestic sales of 8.2 million tonnes, down by 15.5%, In the same period, imports dropped by 64.2% to 741,300 tonnes, while exports climbed by 16.6% to 6.7 million tonnes.

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According to INDA (the Brazilian Steel Distributors’ Association), 2Q16 steel purchases and sales by distributors fell by 11.3% and 7.7% over 2Q15 to 1,503,000 and 1,559,000 tonnes, respectively, Inventories closed the quarter at 866,000 tonnes, 1.4% down on the previous month, representing 3.3 months of sales.

Automotive

According to ANFAVEA (the Auto Manufacturers’ Association), vehicle production totaled 1 million units in the first half, 21% down on 1H15, In the same period, new car, light commercial vehicle, truck and bus licensing fell by 25% to 983,000 units, The association estimates a reduction in vehicle sales of up to 19% in 2016 over 2015, to 2.1 million units, while FENABRAVE (the Vehicle Distributors’ Association) expects a 15% reduction in vehicle sales.

Construction

According to SECOVI-SP (the São Paulo Residential Builders’ Association), residential real estate launches in the city of São Paulo totaled 5,731 units in the 1H16, 42.8% down on the 10,027 units launched in the same period last year.

According to ABRAMAT (the Construction Material Manufacturers’ Association), first-half sales of building materials fell by 14.3% over 1H15, The association also revised its 2016 estimate a decline of 8%.

Home Appliances

According to the Brazilian Institute of Geography and Statistics (IBGE), home appliance production in the first five months fell by 11% over the same period last year and by 17% in the last 12 months, respectively, reflecting the low level of business and consumer confidence.

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Results from CSN’s Steel Operations

•         Total steel product sales volume came to 1,253,000 tonnes in 2Q16, 1% up on 1Q16, Of this total, 53% went to the domestic market, 40% were sold by our subsidiaries abroad and 7% went to exports.

•         Second-quarter domestic steel sales totaled 669,000 tonnes, 3% up on 1Q16, 626,000 tonnes of which flat steel and 43,000 tonnes long steel.

•         Second-quarter foreign sales amounted to 584,000 tonnes, 2% down on 1Q16. Of this total, the overseas subsidiaries sold 499,000 tonnes, 178,000 of which by LLC, 219,000 by SWT and 103,000 by Lusosider, while direct exports came to 85,000 tonnes.

•         In 2Q16, CSN increased its share of coated products as a percentage of total sales volume, in line with its strategy of adding more value to the product mix. Total sales of coated products such as galvanized items and tin plate accounted for 57% of flat steel sales, versus 58% in the previous quarter. In the foreign market, the share of coated products moved up from 77% to 85% in the same period.

•         Net revenue totaled R$2,878 million in 2Q16, 2% up on 1Q16, primarily due to the upturn in sales volume and higher prices in the domestic market. Average net revenue per tonnes stood at R$2,224.

The parent company’s slab production totaled 500,000 tonnes in 2Q16, 40% and 55% down on 1Q16 and 2Q15, respectively, while flat rolled steel output came to 668,000 tonnes, 11% and 35% less than in 1Q16 and 2Q15, respectively. These results can be explained chiefly by the BF3 stoppage, which was inoperable by 22 days.

Flat Steel Production (Parent Company)	2Q15	1Q16	2Q16	Change
(Thousand tonnes)				2Q16	x	1Q16	2Q16	x	2Q15
Total Slabs (UPV + Third Parties)	1,188	835	510	(39%)			(57%)
Crude Steel Production	1,119	835	500	(40%)			(55%)
Third Parties Slabs	69	0	10	-			(85%)
Total Rolled Products	1,032	746	668	(11%)			(35%)

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•         COGS came to R$2,459 million in 2Q16, 7% more than in the previous three months, as a result of the reduction in fixed production cost dilution. The parent company’s production cost reached R$1,085 million in 2Q16, 19% down on 1Q16, due to the reduction in period output, due to the maintenance of BF3.

•         Slab production costs increased by 26%, from US$274/t, in 1Q16, to U$345/t.

•         Adjusted EBITDA amounted to R$369 million in 2Q16, 12% down on the R$420 million recorded in the quarter before, accompanied by a 2p,p, reduction in the adjusted EBITDA margin from 15% to 13%.

Mining

In 2Q16, the seaborne iron ore market was influenced by the recovery in demand for steel in China. Policies to stimulate the economy ensured ample available credit, encouraging a recovery in the real estate market and construction activities; on the tax side, we noticed an increase in investments in infrastructure. In addition, low steel inventories throughout the production chain limited immediate delivery availability and positively pressured prices. In response to encouraged demand and fueled by the higher margins, steelmakers increased output by 9%, the highest quarter-on-quarter increase in more than three years. As a result, iron ore demand grew and the commodity’s price averaged US$55.66/dmt (Platts, Fe62%, N. China) in 2Q16, 15% up on 1Q16.

Maritime freight costs on Route CI-C3 (Tubarão-Qingdao) averaged US$8.43/t in 2Q16, 48% up on 1Q16. The route was positively impacted by a seasonal increase in transported volume by of capesize vessel and higher fuel prices.

Results from CSN’s Mining Operations

•         In 2Q16, iron ore production totaled 8,5 million tonnes, 17% and 26% up on 1Q16 and 2Q15, respectively.

•         Second-quarter iron ore purchases came to 1,4 million tonnes, 123% up on the previous quarter and 39% more than in 2Q15, as the Company took advantage of market opportunities.

•         Iron ore sales came to 9,3 million tonnes in 2Q16, 12% and 26% up on 1Q16 and 2Q15, respectively, thanks to sales volume to third parties. Around 695,000 tonnes from Congonhas Minérios were sold to CSN’s the Presidente Vargas Plant.

Production Volume and Mining Sales	2Q15	1Q16	2Q16	Variação
(thousand t)	2Q16	x	1Q16	2Q16	x	2Q15
Iron Ore Production¹	6,767	7,326	8,537	17%	26%
Third Parties Purchase	993	617	1,376	123%	39%
Total Production + Purchase	7,760	7,943	9,913	25%	28%

UPV Sale	1,380	1,047	695	(34%)	(50%)
Third Parties Sales Volume	5,987	7,248	8,572	18%	43%
Total Sales	7,367	8,295	9,267	12%	26%

¹ Production and sales volumes include 100% of the stake in NAMISA until November 2015 and 100% of the interest in Congonhas in December 2015.

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•           Net revenue from mining operations totaled R$1,0 billion in 2Q16, 8% up on 1Q16 and 49% more than in 2Q15 1Q15. The upturns in both periods were due to higher total iron ore sales volume, which came to 9,3 million tonnes this quarter.

•           Mining segment COGS came to R$743 million, in line to 1Q16 and 39% up on 2Q15, due to the higher volume of iron ore sold and higher purchases from third parties. In 2Q16, Congonhas Minérios recorded a Chinese delivery cost excluding depreciation of US$28.2/wmt, 10% down on the previous quarter, mainly due to a reduction in the mine’s production costs and in seaborne freight charges.

•         Adjusted EBITDA stood at R$365 million in 2Q16, 29% and 61% up on 1Q16 and 2Q15, respectively, with an adjusted EBITDA margin of 36%, 10 p.p. higher than 1T16, chiefly due to the increase in FOB export prices and reductions in production cost and seaborne freight.

Logistics

Results from CSN’s Logistics Operations

Railway Logistics: In 2Q16, net revenue came to R$337 million, generating EBITDA of R$141 million and an EBITDA margin of 42%.

Port Logistics: In the second quarter, Sepetiba Tecon handled 32,000 containers, in addition to 197,000 tonnes of steel products and 1,000 tonnes of general cargo. Net revenue totaled R$45 million, generating EBITDA of R$11 million, accompanied by an EBITDA margin of 24%.

Sepetiba TECON Highlights	2Q15	1Q16	2Q16	Change
				2Q16	x	1Q16	2Q16	x	2Q15
Containers Volume (thousand units)	30	39	32	(19%)			4%
Steel Products Volume (thousand t)	221	143	197	38%			(11%)
General Cargo Volume (thousand t)	44	13	1	(95%)			(99%)

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Cement

According to the IBGE’s Monthly Industrial Survey (PIM-PF), Brazil’s cement production fell by 14.2% year-on-year in 2Q16, in line with the performance of the construction industry.

Preliminary figures from SNIC (the Cement Industry Association) indicate domestic cement sales of 28 million tonnes in the first half of 2016, 14% less than in the same period the year before. For 2016 as a whole, SNIC estimates respective annual declines of 12% to 15% in sales and 9% to 11% in apparent consumption.

Results of CSN’s Cement Operations

In 2Q16, cement sales amounted to 594,000 tonnes, 4% up on 1Q16, while net revenue came to R$109 million. EBITDA totaled R$7 million, accompanied by an EBITDA margin of 6%.

Cement Highlights	2Q15	1Q16	2Q16	Change
(thousand t)				2Q16	x	1Q16	2Q16	x	2Q15
Total Production	577	531	606	14%			5%
Total Sales	579	571	594	4%			3%

Energy

According to the Energy Research Company (EPE), Brazilian electricity consumption totaled 231 TWh in 1H16, 1.7% less than in the first six months of 2016. Consumption in the industrial and commercial segments fell by 5.3% and 1.5%, respectively, while residential consumption climbed by 1.2%.

Results from CSN’s Energy Operations

In 1Q16, net revenue from energy operations totaled R$66 million, EBITDA stood at R$16 million and the EBITDA margin came to 25%.

Capital Market

CSN’s shares appreciated by 9% in 2Q16, while the Ibovespa increased by 1% in the same period. Daily traded volume on the BM&FBovespa averaged R$88.9 million. On the New York Stock Exchange (NYSE), CSN’s American Depositary Receipts (ADRs) moved up by 24%, versus the Dow Jones’ 1% appreciation. On the NYSE, daily traded volume of CSN’s ADRs averaged US$7.1 million.

2Q16
Number of shares in thousand	1,387,524
Market Capitalization
Closing price (R$/share)	7.82
Closing price (US$/ADR)	2.45
Market Capitalization (R$ million)	10,850
Market Capitalization (US$ million)	3,399
Total return including dividends and interest on equity
CSNA3	9%
SID	24%
Ibovespa	1%
Dow Jones	1%
Volume
Average daily (thousand shares)	9,602
Average daily (R$ Thousand)	88,913
Average daily (thousand ADRs)	2,635
Average daily (US$ Thousand)	7,111
Source: Bloomberg

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SALES VOLUME CONSOLIDATED (thousand tonnes)

	2Q15	1Q16	2Q16	Change
				2Q16 x 1Q16	2Q16 x 2Q15
Flat Steel	717	611	626	15	(91)
Slabs	0	-	0	0	(0)
Hot Rolled	267	220	225	5	(42)
Cold Rolled	151	108	117	9	(34)
Galvanized	205	197	203	6	(1)
Tin Plates	94	85	81	(4)	(13)
Long Steel UPV	42	38	43	5	1
DOMESTIC MARKET	758	649	669	20	(90)

	2Q15	1Q16	2Q16	2Q16 x 1Q16	2Q16 x 2Q15
Flat Steel	299	381	365	(16)	67
Hot Rolled	59	59	29	(30)	(29)
Cold Rolled	44	27	25	(2)	(18)
Galvanized	165	265	259	(6)	94
Tin Plates	31	30	52	22	21
Long Steel (profiles)	204	216	219	3	14
FOREIGN MARKET	503	597	584	(13)	81

	2Q15	1Q16	2Q16	2Q16 x 1Q16	2Q16 x 2Q15
Flat Steel	1,015	992	991	(1)	(24)
Slabs	0	-	0	0	(0)
Hot Rolled	326	280	254	(26)	(72)
Cold Rolled	195	135	143	8	(52)
Galvanized	370	462	462	0	93
Tin Plates	125	115	133	18	8
Long Steel UPV	42	38	43	5	1
Long Steel (profiles)	204	216	219	3	14
TOTAL MARKET	1,261	1,246	1,253	7	(9)

SALES VOLUME PARENT COMPANY (thousand tonnes)

	2Q15	1Q16	2Q16	Change
				2Q16 x 1Q16	2Q16 x 2Q15
Flat Steel	812	709	696	(13)	(116)
Slabs	0	-	0	0	(0)
Hot Rolled	303	244	239	(5)	(64)
Cold Rolled	175	124	129	5	(47)
Galvanized	237	253	247	(6)	10
Tin Plates	96	89	81	(8)	(15)
Long Steel UPV	41	38	43	5	1
DOMESTIC MARKET	853	747	738	(9)	(115)

	2Q15	1Q16	2Q16	2Q16 x 1Q16	2Q16 x 2Q15
Flat Steel	250	186	252	66	2
Hot Rolled	143	53	3	(50)	(139)
Cold Rolled	21	-	125	125	103
Galvanized	55	103	55	(48)	0
Tin Plates	31	30	-	(30)	(31)
Long Steel (profiles)	-	-	-	-	-
FOREIGN MARKET	250	186	252	66	2

	2Q15	1Q16	2Q16	2Q16 x 1Q16	2Q16 x 2Q15
Flat Steel	1,062	895	948	53	(114)
Slabs	0	-	0	0	(0)
Hot Rolled	446	297	308	11	(138)
Cold Rolled	197	124	132	8	(65)
Galvanized	291	356	371	15	80
Tin Plates	127	119	136	17	9
Long Steel UPV	41	38	43	5	1
Long Steel (profiles)	-	-	-	-	-
TOTAL MARKET	1,103	933	990	57	(113)

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1.     DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional “CSN”, also referred to as the Company or Parent Company, is a publicly-held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, joint ventures, joint operations and associates are collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN is listed on the São Paulo Stock Exchange (BM&F BOVESPA) and on the New York Stock Exchange (NYSE). Accordingly, the Company reports its information to the Brazilian Securities Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Group's main operating activities are divided into five (5) operating segments as follows:

•       Steel:

The Company’s main industrial facility is the Presidente Vargas steelworks (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates the operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has operations in the United States, Portugal and Germany, all of them are in line with the plan to achieve new markets and perform excellent services for final consumers. Its steel has been used in home appliances, civil construction and automobile industries.

•       Mining:

The production of iron ore is developed in the city of Congonhas, State of Minas Gerais.

Iron ore is sold basically in the international market, especially in Europe and Asia. The prices charged in these markets are historically cyclical and subject to significant fluctuations over short periods of time, driven by several factors related to global demand, strategies adopted by the major steel producers, and the foreign exchange rate. All these factors are beyond the Company’s control. The ore transportation is accomplished by Terminal de Carvão e Minérios do Porto de Itaguai - TECAR, a solid bulk terminal, one of the four terminals that compose the Port of Itaguai, located in Rio de Janeiro. Imports of coal and coke are held through this terminal and directed to the steel industry of CSN.

From November 30, 2015 the Company has transferred its mining assets, together with its logistical infrastructure, which includes the mine Casa de Pedra and the right to operate the terminal TECAR, to its subsidiary CSN Mineração S.A (“CSN Mineração”) (former Congonhas Minérios S.A). On the same date, started to control Nacional Minérios S.A. (NAMISA) through a business combination transaction.

The Company´s mining activities also comprises tin exploitation, which is based in the State of Rondônia, this facility is engaged to supply the needs of UPV, with the excess of these raw materials being sold to subsidiaries and third parties.

•       Cement:

CSN entered in the cement market boosted by the synergy between this new activity and its existing businesses. Next to the Presidente Vargas Steelworks (UPV) in Volta Redonda (RJ), it is installed a new business unit: CSN Cimentos, which produces CP-III type of cement by using slag produced by the UPV blast furnaces in Volta Redonda. It also explores limestone and dolomite at the Arcos unit, located in the State of Minas Gerais, to satisfy the needs of UPV as of the cement plant.

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•       Logistics

Railroads:

CSN has interests in three railroad companies: MRS Logística S.A., which manages the former Southeast Railway System of Rede Ferroviária Federal S.A (“RFFSA”)., Transnordestina Logística S.A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), which operate the former Northeast Railway System of RFFSA, in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, with TLSA being responsible for the rail links of Missão Velha-Salgueiro, Salgueiro-Trindade, Trindade-Eliseu Martins, Salgueiro-Porto de Suape and Missão Velha-Porto de Pecém (Railway System II) and FTL being responsible for the rail links of São Luiz-Mucuripe, Arrojado-Recife, Itabaiana-Cabedelo, Paula Cavalcante-Macau and Propriá-Jorge Lins (Railway System I).

Ports:

In the State of Rio de Janeiro, by means of its subsidiaries Sepetiba Tecon S.A. and CSN Mineração S.A., the Company operates the Container Terminal (Tecon) and the solid bulk terminal (Tecar), respectively, both located at the Itaguaí Port. Established in the harbor of Sepetiba, the mentioned port has a privileged highway, railroad and maritime access.

Tecon is responsible for the shipments of CSN´s steel products, movement and storage of containers, consolidation and deconsolidation of cargo; The Tecar´s port terminal is engaged to the iron ore shipment overseas and to the landing of coal, petroleum, coke, sulfur and zinc concentrate for our own operation and for third parties.

•       Energy:

Since the energy supply is fundamental in CSN´s production process, the Company owns and operates facilities to generate electric power for guaranteeing its self-sufficiency.

The “note 24 - Segment Information” details the financial information per each of CSN´s business segment.

•       Going Concern

The interim financial statements have been prepared based on the normal continuity of its business. Negotiations in progress to postpone part of the debts do not compromise the Company’s operating continuity (going concern), and the Management does not have any other relevant operational restructuring plan that implies a change to the conclusion of the operational continuity (going concern). Further disclosures on the bases for evaluating the operational continuity (going concern) were made in the disclosures of this subject included in the financial statements of December 31, 2016, approved by Management on the same date.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.a) Basis of preparation

The consolidated condensed quarterly interim financial statements have been prepared and are being presented in accordance with the International Accounting Standards (IAS 34 – Interim Financial Reporting) issued by the International Accounting Standards Board (IASB), which correlate in Brazil is the CPC 21 (R1) (Interim Financial Statements and Consolidated Interim Financial Statements) issued by the CPC (Accounting Pronouncements Committee) and approved by CVM (Brazilian Securities Commission). All the relevant information required in the financial statements and only these information, are being highlighted and correspond to those used for the Company's management.

The significant accounting policies applied in these condensed interim financial statements are consistent with the policies described in Note 2 to the Company's financial statements for the year ended December 31, 2015, filed with the CVM.

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These condensed interim financial statements do not include all requirements of annual or full financial statements and, accordingly, should be read together with the Company's financial statements for the year ended December 31, 2016, which restated the year ended December 31, 2015 as comparative information in the financial statements.

Therefore, in these condensed interim financial statements the following notes were not fully repeated, either due to redundancy or to relevance in relation to those already presented in the annual financial statements:

Note 2 - Summary of significant accounting policies

Note 3 – Business Combination

Note 10 – Investments

Note 18 - Provision for tax, social security, labor, civil, environmental risks and judicial deposits

Note 28 - Employee benefits

Note 30 – Commitments

The consolidated and parent company interim financial statements for the period ended June 30, 2016, were restated on November 14, 2016 and are being restated, for the second time, as presented in note 2.e, under the approval by the Board of Directors on October 27, 2017.

2.b) Basis of presentation

The consolidated condensed interim financial statements are presented in Brazilian reais (R$), which is the mainly Company’s functional currency and the Group’s presentation currency.

Transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuation on which items are remeasured. The asset and liability balances are translated at the exchange rate in effect at the end of the reporting period. As of June 30, 2016, US$1 is equivalent to R$3.2098 (R$3.9048 as of December 31, 2015), €1 is equivalent to R$3.5414 (R$4.2504 as of December 31, 2015), according to the rates obtained from Central Bank of Brazil website.

2.c) Basis of consolidation

The accounting practices were treated uniformly in all the consolidated companies. The consolidated condensed interim financial statements for the period ended June 30, 2016 and the year ended December 31, 2015 include the following direct and indirect subsidiaries and jointly controlled entities, as well as the exclusive funds as described below:

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•             Companies

	Equity interests (%)
Companies	06/30/2016	12/31/2015	Core business

Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Islands IX Corp.	100.00	100.00	Financial transactions
CSN Islands XI Corp.	100.00	100.00	Financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
CSN Minerals S.L.U.	100.00	100.00	Equity interests
CSN Export Europe, S.L.U.	100.00	100.00	Financial transactions and Equity interests
CSN Metals S.L.U.	100.00	100.00	Equity interests and Financial transactions
CSN Americas S.L.U.	100.00	100.00	Equity interests and Financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and Financial transactions
TdBB S.A (*)	100.00	100.00	Equity interests
Sepetiba Tecon S.A.	99.99	99.99	Port services
Minérios Nacional S.A. (1)	99.99	99.99	Mining and Equity interests
Companhia Florestal do Brasil	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin Mining
Cia Metalic Nordeste	99.99	99.99	Manufacture of containers and distribution of steel products
Companhia Metalúrgica Prada	99.99	99.99	Manufacture of containers and distribution of steel products
CSN Gestão de Recursos Financeiros Ltda. (*)	99.99	99.99	Management of funds and securities portfolio
Congonhas Minérios S.A.	87.52	87.52	Mining and Equity interests
CSN Energia S.A.	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	89.79	89.79	Railroad logistics
Nordeste Logística S.A.	99.99	99.99	Port services

Indirect interest in subsidiaries: full consolidation
Companhia Siderúrgica Nacional LLC	100.00	100.00	Steel
CSN Europe Lda.	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Ibéria Lda.	100.00	100.00	Financial transactions, product sales and Equity interests
Lusosider Projectos Siderúrgicos S.A.	99.94	99.94	Equity interests and product sales
Lusosider Aços Planos, S. A.	99.99	99.99	Steel and Equity interests
CSN Acquisitions, Ltd. (2)		100.00	Financial transactions and Equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and Equity interests
CSN Holdings (UK) Ltd (2)		100.00	Financial transactions and Equity interests
CSN Handel GmbH (3)	-	87.52	Financial transactions, product sales and Equity interests
Companhia Brasileira de Latas	100.00	100.00	Sale of cans and containers in general and Equity interests
Companhia de Embalagens Metálicas MMSA	99.67	99.67	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	99.67	99.67	Production and sale of cans and related activities
CSN Steel Holdings 1, S.L.U.	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Productos Siderúrgicos S.L.	100.00	100.00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections UK Limited (*)	100.00	100.00	Sale of long steel
CSN Steel Sections Polska Sp.Z.o.o	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Asia Limited	100.00	100.00	Commercial representation
Namisa International Minérios SLU	87.52	87.52	Financial transactions, product sales and Equity interests
Namisa Europe, Unipessoal Lda.	87.52	87.52	Equity interests, product and iron ore sales
CSN Mining GmbH (4)	87.52	87.52	Financial transactions, product sales and Equity interests
Namisa Asia Limited	87.52	87.52	Commercial representation

Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	48.75	48.75	Electric power generation
CGPAR - Construção Pesada S.A.	50.00	50.00	Mining support services and Equity interests
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power consortium

Direct interest in joint ventures: equity method
MRS Logística S.A.	18.64	18.64	Railroad transportation
Aceros Del Orinoco S.A.	31.82	31.82	Dormant company
CBSI - Companhia Brasileira de Serviços de Infraestrutura	50.00	50.00	Equity interests and product sales and iron ore
Transnordestina Logística S.A.	51.81	56.92	Railroad logistics

Indirect interest in joint ventures: equity method
MRS Logística S.A.	16.30	16.30	Railroad transportation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	20.00	20.00	Metallurgy and Equity interests

(*) They are Dormant Companies therefore they do not appear in the note 8.a, where is disclosed business information under the equity method.

(1) New corporate name of Mineração Nacional, amended in March 2016;

(2) Company liquidated in January 2016;

(3) Company incorporated by CSN Mining Gmbh (subsidiary with indirect interest) on January 2016;

(4) New corporate name of Namisa Handel Gmbh, amended in February 2016;

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•                      Exclusive funds

	Equity interests (%)
Exclusive funds	06/30/2016	12/31/2015	Core business
Direct interest: full consolidation
Diplic II - Private credit balanced mutual fund	100.00		Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund
VR1 - Private credit balanced mutual fund	100.00	100.00	Investment fund
Diplic - Private credit balanced mutual fund (1)		100.00	Investment fund
BB Steel - Private credit balanced mutual fund (1)		100.00	Investment fund

(1) Multimarket investment fund fully redeemed.

2.d) Restatement of accounting balances at June 2015

• Forfaiting

Trough out the financial year 2015 the Company purchased raw materials from its suppliers located abroad through a foreign trade operation called Forfaiting, in which the financial institution makes the payment in cash to exporter by the net values of the securities (discount rate and other possible expenses already deducted), allowing the Company to finance imported goods by a yearly interest rate from 1.25% to 3.28%, maturing in 12 months.

• Drawee risk

During the financial year 2015 the Company carried out transactions denominated drawee risk, the transaction occurs when the financial institution engaged by the Company anticipates to suppliers the debt securities, so then subsequently receives from the Company on the maturity date those anticipated values.

The Company reclassified the balances of forfaiting transactions and drawee risk with commercial suppliers originally presented in cash flow on June 2015, as follows:

a) Statements of cash flows at June 30, 2015

	Consolidated			Parent Company
	06/30/2015			06/30/2015
	As Originally Reported	Reclassifications	Statement of Cash flow Ajusted	As Originally Reported	Reclassifications	Statement of Cash flow Ajusted
Cash generated by operating activities
Profit (loss) for the year attributed to controlling shareholders	(222,212)		(222,212)	(222,212)		(222,212)
Trade payables	86,589	180,521	267,110	96,574	180,521	277,095
Interest paid	(1,358,562)	(3,716)	(1,362,278)	(1,201,511)	(3,716)	(1,205,227)
Others	2,495,448		2,495,448	1,481,277		1,481,277
Net cash generated by operating activities	1,001,263	176,805	1,178,068	154,128	176,805	330,933

Net cash generated by investing activies	185,918		185,918	(51,015)		(51,015)

Cash generated by financing activities
Funding Forfaiting/ Drawee risk		386,143	386,143		386,143	386,143
Payment Forfaiting / Drawee risk		(562,948)	(562,948)		(562,948)	(562,948)
Others	(2,022,975)		(2,022,975)	(1,007,594)		(1,007,594)
Net cash used in financing activities	(2,022,975)	(176,805)	(2,199,780)	(1,007,594)	(176,805)	(1,184,399)

Exchange differences on cash and cash equivalents	(5,799)		(5,799)

Increase (decrease) in cash and cash equivalents	(841,593)		(841,593)	(904,481)		(904,481)

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b) Statement of income and statement of comprehensive income at June 30, 2015

The Company has not restated the others statements of June 30, 2015 since the changes in those tables were not material.

2.e) Restatement of the Quarterly Financial Information for the six-month period ended June 30, 2016, previously restated on November 14, 2016.

In addition to the detailed review of the business combination transaction explained in item (a) below, the Company’s management performed a thorough review of various components and transactions, including the studies that support the recognition and maintenance of the amounts of long-lived assets, such as investments in subsidiaries and associates, goodwill, property, plant and equipment and tax credits. As a result of this review, a long-lived asset whose realization depends on projections with observable assumptions was revalued and its expected realization was adjusted. Accordingly, the financial statements for the year ended December 31, 2015, originally dated March 28, 2016 and restated on November 14, 2016 due to adjustments in non-controlling interests, were restated for the second time as a result of the detailed review mentioned above, which resulted in material adjustments to the following items:

                (a) Business combination between CSN Mineração and NAMISA; and

                (b) Expected realization of income tax and social contribution tax credits.

We present below further details on the adjustments that led management to opt for the second restatement of the financial statements for the year ended December 31, 2015.

a.     Business Combination

The Company is restating the balances of the financial statements for the year ended December 31, 2015, as a result of a detailed review of all aspects of the business combination occurred on November 30, 2015, by which the Company’s mining activities were restructured and concentrated on a primary entity, CSN Mineração S.A. This review occurred after the first restatement, on November 14, 2016, of those financial statements resulting from a change in the interpretation of the gains attributed to owners and to non-controlling, as disclosed in note 2.a.b, of those financial statements.

Within this context, the Company identified errors in certain assumptions used in the fair value determination of the entities involved in the transaction, Nacional Minérios S.A. (NAMISA) and CSN Mineração, as well as in the accounting for the clause of the Investment Agreement signed in December 2014 that approached the treatment to be given to NAMISA’s assets excluded from the transaction, Fernandinho, Cayman and Pedras Pretas (“excluded assets”). As per that clause, Fernandinho, Cayman and Pedras Pretas assets included in the fair value determination of NAMISA shall be transferred directly to any entity other than CSN Mineração. By mistake, those assets were included within the net assets of NAMISA contributed to CSN Mineração and, in a subsequent act, were transferred from CSN Mineração to another entity, Minérios Nacional S.A (current corporate name of Mineração Nacional S.A.). And finally, the review appointed to a change in the interpretation of the determination of the gain or loss in the pre-existing relationship between the acquirer and the acquiree entities as established in the accounting pronouncement CPC15/IFRS3.

The Company opted to restate the year ended December 31, 2015 as comparative information in the financial statements for the year ended December 31, 2016. Thus, the reasons that led the Company to restate the business combination performed in 2015 are described in detail in Note 2 (ab) to the financial statements for the year ended December 31, 2016, which are being approved on the same date.

b.     Estimated losses of deferred income tax and social contribution credits

The Company is restating the balances of deferred income tax and social contribution credits of its financial statements for the year ended December 31, 2015 after the technical review, during 2016, of the negative and positive aspects that supported their maintenance.   The main change in the decision for this restatement is the exclusion of the sale of certain non-core assets from the studies of recovery of credits, reducing the future taxable base of projections, and the higher weight attributed to the observable evidence of tax losses existing in the last years, according to the interpretation given by accounting standard IAS 12 / CPC 32. As established in the standard, in the case of existence of recent history of successive losses or losses alternated in several years, this becomes the primary evidence for assessing the maintenance or recording of tax credits to offset against future taxable profits, with the study of projections of these profits remaining as a source of secondary evidences and with lower weight in the assessment.

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Thus, the Company elected to maintain in assets an amount of tax losses and negative basis of social contribution equivalent to 30% of the deferred income tax liability balance, an amount that will be used as the deferred tax liability becomes current income tax payable. With this, the total credits arising from temporary differences were accrued and maintained in inventory of credits in the Company’s tax books for future utilization. This system of maintenance of tax credits equivalent to 30% of the deferred income tax liability will remain until a new history of taxable profits is formed and the studies of projections of future profits become again primary evidences for the recording of tax credits, when the Company will recognize the temporary differences and higher amounts of tax losses and negative basis of social contribution losses that will be utilized to offset income tax payable arising from future taxable profits.

The adjustments in items (a) and (b) that generated the restatement of the financial statements for the year ended December 31, 2015, which consequently impacted the six-month period ended June 30, 2016 are detailed in the table below:

•         Balance Sheet

o    June 2016

			Consolidated			Parent Company
			06/31/2016			06/30/2016
	As Originally Reported	Reclassifications	Restated	As Originally Reported	Reclassifications	Restated
ASSETS
Current	11,925,609		11,925,609	7,745,548		7,745,548
Non- current	32,404,128	(1,184,050)	31,220,078	33,654,059	(876,415)	32,777,644
Long term receivables	4,708,126	(3,102,446)	1,605,680	4,330,913	(3,105,030)	1,225,883
Investments	4,400,282	12	4,400,294	20,018,260	2,228,615	22,246,875
Property, Plant and Equipment	17,953,537	(45,373)	17,908,164	9,245,398		9,245,398
Intangible	5,342,183	1,963,757	7,305,940	59,488		59,488
TOTAL ASSETS	44,329,737	(1,184,050)	43,145,687	41,399,607	(876,415)	40,523,192

Liabilities
Current	4,511,055	(329,947)	4,181,108	3,533,932		3,533,932
Non- current	31,149,356	625,186	31,774,542	30,286,578	663,581	30,950,159
Shareholders' Equity	8,669,326	(1,479,289)	7,190,037	7,579,097	(1,539,996)	6,039,101
Commom stock	4,540,000		4,540,000	4,540,000		4,540,000
Capital reserves	30		30	30		30
Earnings reservers	2,464,701	(2,464,701)		2,464,701	(2,464,701)
Comprehensive Income	1,468,293	1,152,330	2,620,623	1,468,293	1,152,330	2,620,623
Profit (Loss) for the period	(893,927)	(227,625)	(1,121,552)	(893,927)	(227,625)	(1,121,552)
Non- controling interest	1,090,229	60,707	1,150,936
Total Liabilities + Shareholders' Equity	44,329,737	(1,184,050)	43,145,687	41,399,607	(876,415)	40,523,192

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o    December 2015

			Consolidated			Parent Company
			12/31/2015			12/31/2015
	As Originally Reported	Reclassifications	Restated	As Originally Reported	Reclassifications	Restated
ASSETS
Current	16,430,691		16,430,691	8,842,440		8,842,440
Non-Current	32,219,283	(1,310,565)	30,908,718	36,763,086	(1,035,157)	35,727,929
Long - term receivables	4,890,948	(3,228,961)	1,661,987	4,510,431	(3,228,961)	1,281,470
Investments	3,998,227	12	3,998,239	23,323,565	2,193,804	25,517,369
Property,Plant and Equipment	17,871,599	(45,373)	17,826,226	8,866,348		8,866,348
Intangible	5,458,509	1,963,757	7,422,266	62,742		62,742
TOTAL ASSETS	48,649,974	(1,310,565)	47,339,409	45,605,526	(1,035,157)	44,570,369

LIABILITIES
Current	5,325,571	(243,372)	5,082,199	4,272,372		4,272,372
Non-current	34,588,740	577,182	35,165,922	33,668,407	666,081	34,334,488
Shareholders ' equity	8,735,663	(1,644,375)	7,091,288	7,664,747	(1,701,238)	5,963,509
Commom stock	4,540,000		4,540,000	4,540,000		4,540,000
Capital reserves	30		30	30		30
Earnings reserves	2,464,701	(2,464,701)		2,464,701	(2,464,701)
Comprehensive income	660,016	1,130,677	1,790,693	660,016	1,130,677	1,790,693
Accumulated Losses		(367,214)	(367,214)		(367,214)	(128,238)
Non- controling Interest	1,070,916	56,863	1,127,779
Total Liabilities + Shareholders ' Equity	48,649,974	(1,310,565)	47,339,409	45,605,526	(1,035,157)	44,570,369

•         Statement of income

			Consolidated			Parent Company
			06/30/2016			06/30/2016
	As Originally Reported	Reclassifications	Restated	As Originally Reported	Reclassifications	Restated
Net Revenue	8,193,149		8,193,149	4,169,314		4,169,314
Cost of goods sold	(6,344,665)		(6,344,665)	(3,545,062)		(3,545,062)
Operating Income (expenses)	(1,343,279)		(1,343,279)	(1,520,490)	26,966	(1,493,524)
Selling Expenses	(844,604)		(844,604)	(306,229)		(306,229)
General and administrative expenses	(264,341)		(264,341)	(195,627)		(195,627)
Equity Results	63,407		63,407	(833,736)	26,967	(806,769)
Other Operating income (expenses),net	(297,741)		(297,741)	(184,898)	(1)	(184,899)
Income before financial results	505,205		505,205	(896,238)	26,966	(869,272)
Financial results ,net	(1,147,497)	53,539	(1,093,958)	112,485		112,485
Income before income tax and social contribution	(642,292)	53,539	(588,753)	(783,753)	26,966	(756,787)
Income tax and social contribution	(231,715)	89,894	(141,821)	(110,174)	112,623	2,449
Net income for the year	(874,007)	143,433	(730,574)	(893,927)	139,589	(754,338)
Atributable to:
Participation of controlling interest	(893,927)	139,589	(754,338)	(893,927)	139,589	(754,338)
Participation of non - controlling interest	19,920	3,844	23,764
	(874,007)	143,433	(730,574)	(893,927)	139,589	(754,338)

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•         Statement of Value Added

			Consolidated			Parent Company
			06/30/2016			06/30/2016
	As Originally Reported	Reclassifications	Restated	As Originally Reported	Reclassifications	Restated
Revenues	9,298,317		9,298,317	5,137,596		5,137,596
Inputs acquired from third parties	(6,694,416)		(6,694,416)	(4,128,170)		(4,128,170)
Gross added value	2,603,901		2,603,901	1,009,426		1,009,426
Withholdings	(637,392)		(637,392)	(275,222)		(275,222)
Net added value	1,966,509		1,966,509	734,204		734,204
Added value received on transfer	(748,600)		(748,600)	(1,065,919)	26,967	(1,038,952)
Equity in earnings of subsidiaries	63,407		63,407	(833,736)	26,967	(806,769)
Others	(812,007)		(812,007)	(232,183)		(232,183)
VALUE ADDED TOTAL TO BE DISTRIBUTED	1,217,909		1,217,909	(331,715)	26,967	(304,748)

Staff and Charges	1,024,077		1,024,077	562,304		562,304
Taxes, fees and contributions	723,217	(89,894)	633,323	340,260	(112,622)	227,638
Remuneration of third-party capital	344,622	(53,539)	291,083	(340,352)		(340,352)
Remuneration of shareholders' equity	(874,007)	143,433	(730,574)	(893,927)	139,589	(754,338)
(Loss) profit for the year	(893,927)	139,589	(754,338)	(893,927)	139,589	(754,338)
Non-controlling interest	19,920	3,844	23,764
DISTRIBUTION OF VALUE ADDED	1,217,909		1,217,909	(331,715)	26,967	(304,748)

•         Statement of Changes in Equity

						Parent Company		Consolidated
						06/30/2016		06/30/2016
	Paid - in capital	Capital,reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity	Non-controlling interests	Shareholders' equity
As Originally Reported 06/30/2016	4,540,000	30	2,464,701	(893,927)	1,468,293	7,579,097	1,090,229	8,669,326
Reclassifications			(2,464,701)	(227,625)	1,152,330	(1,539,996)	60,707	(1,479,289)
Restated 06/30/2016	4,540,000	30		(1,121,552)	2,620,623	6,039,101	1,150,936	7,190,037

•         Statement of Cash Flows

The Company did not restate the balances of the December cash flow statement because the change had no material effect.

3.     CASH AND CASH EQUIVALENTS

		Consolidated		Parent Company
	06/30/2016	12/31/2015	06/30/2016	12/31/2015
Current
Cash and cash equivalents
Cash and banks	678,446	434,014	34,050	37,003

Short-term investments
In Brazil:
Government securities	260,251	165,520	259,715	164,311
Private securities	1,926,190	945,420	1,729,034	570,284
	2,186,441	1,110,940	1,988,749	734,595
Abroad:
Time deposits	2,274,154	6,316,098	464,669	1,113,601
Total short-term investments	4,460,595	7,427,038	2,453,418	1,848,196
Cash and cash equivalents	5,139,041	7,861,052	2,487,468	1,885,199

The funds available in the Group and parent company set up in Brazil are basically invested in investment funds, classified as exclusive and its financial statements were consolidated within CSN the financial statements, consolidated and parent company. The funds include repurchase agreements backed by private and public securities, with pre-fixed income, with immediate liquidity.

Private securities are short-term investments in Bank Deposit Certificates (CDBs) with yields pegged to the Interbank Deposit Certificate (CDI) fluctuation, and government securities are basically repurchase agreements backed by National Treasury Notes and National Treasury Bills. The funds are managed by BNY Mellon Serviços Financeiros DTVM S.A., BB Gestão de Recursos DVTM and Caixa Econômica Federal (CEF) and their assets collateralize possible losses on investments and transactions carried out. The investments in those funds were consolidated.

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A significant part of the funds of the Company and its foreign subsidiaries is invested in time deposits in banks considered by the administration as top rated banks and the returns are based on fixed interest rates.

4.     SHORT-TERM INVESTMENTS

		Consolidated		Parent Company
	06/30/2016	12/31/2015	06/30/2016	12/21/2015
Time Deposit (1)	212,810
Government securities (2)	110,115	763,599	109,092	763,599
	322,925	763,599	109,092	763,599

1.     Financial investments that guarantee letters of credit issued by Banco do Brazil for the acquisition of the northeast and the south cement plants. The carrying amount of these investments on June 30, 2016 is R$212,810.

2.     Investment in Treasury Financial Letters (LFT) managed by its exclusive funds that have been qualified as a margin deposits for future contracts traded at BM&F Bovespa and detailed in note 12 (b) and LFT’s for investments.

5.     TRADE RECEIVABLES

		Consolidated		Parent Company
	06/30/2016	12/31/2015	06/30/2016	12/31/2015
Trade receivables
Third parties
Domestic market	922,521	772,617	540,766	425,108
Foreign market	784,429	818,562	143,782	250,588
	1,706,950	1,591,179	684,548	675,696
Allowance for doubtful debts	(167,066)	(151,733)	(121,833)	(112,502)
	1,539,884	1,439,446	562,715	563,194
Related parties (Note 17 b)	82,602	61,366	933,505	1,140,172
	1,622,486	1,500,812	1,496,220	1,703,366

Other receivables
Dividends receivable (Note 17 b) (*)	26,902	27,817	730,062	737,668
Advances to employees	31,676	40,190	19,066	24,465
Other receivables	7,313	9,458	101	2,024
	65,891	77,465	749,229	764,157
	1,688,377	1,578,277	2,245,449	2,467,523

(*) Refers mainly to dividends receivable from CSN Mineração S.A. totaling R$694,080.

In accordance with Group’ internal sales policy the Group performs operations relating to assignment of receivables without co-obligation in which, after assigning the customer’s trade notes/bills and receiving the amounts from each transaction closed, CSN settles the trade receivables and becomes entirely free of the credit risk on the transaction. This transaction totals R$280,506 as of June 30, 2016 (R$232,275 as of December 31, 2015), less the trade receivables.

The breakdown of gross trade receivables from third parties is as follows:

		Consolidated		Parent Company
	06/30/2016	12/31/2015	06/30/2016	12/31/2015
Current	1,263,653	1,049,033	406,039	423,801
Past-due up to 180 days	268,173	353,443	163,173	118,488
Past-due over 180 days	175,124	188,703	115,336	133,407
	1,706,950	1,591,179	684,548	675,696

The movements in the Group’s allowance for doubtful debts are as follows:

		Consolidated		Parent Company
	06/30/2016	12/31/2015	06/30/2016	12/31/2015
Opening balance	(151,733)	(127,223)	(112,502)	(93,536)
Estimated losses	(51,578)	(35,631)	(47,266)	(26,288)
Recovery of receivables	36,245	11,121	37,935	4,504
Incorporation of CSN Cimentos and Spin-off assets to Congonhas				2,818
Closing balance	(167,066)	(151,733)	(121,833)	(112,502)

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6.     INVENTORIES

		Consolidated		Parent Company
	06/30/2016	12/31/2015	06/30/2016	12/31/2015
Finished goods	1,073,932	1,912,868	704,856	1,078,554
Work in progress	744,122	1,007,630	524,164	746,614
Raw materials	850,563	1,062,557	525,637	563,119
Spare Parts	947,575	962,078	506,825	489,816
Iron ore	309,313	95,461	8,741	6,912
Advances to suppliers	7,626	12,147	4,231	6,191
(-)Provision for losses	(99,083)	(111,427)	(40,874)	(40,462)
	3,834,048	4,941,314	2,233,580	2,850,744

The movements in the provision for inventory losses are as follows:

		Consolidated		Parent Company
	06/30/2016	12/31/2015	06/30/2016	12/31/2015
Opening balance	(111,427)	(112,581)	(40,462)	(88,056)
Reversal / (losses) for slow-moving and obsolescence(note22)	12,344	1,154	(412)	15,835
Drop down of assets to Congonhas				31,759
Closing balance	(99,083)	(111,427)	(40,874)	(40,462)

7.     OTHER CURRENT AND NON-CURRENT ASSETS

The group of other current and non-current assets are comprised as follows:

				Consolidated			Parent Company
	Current		Non-current		Current		Non-current
	06/30/2016	12/31/2015	06/30/2016	12/31/2015	06/30/2016	12/31/2015	06/30/2016	12/31/2015
Judicial deposits (note 15)			346,495	328,542			273,027	263,046
Credits with the PGFN (1)			45,185	87,761			45,185	87,761
Recoverable taxes (2)	813,021	996,679	394,060	445,926	562,131	702,722	187,325	245,833
Prepaid expenses	81,390	119,456	22,089	28,119	40,339	19,440		4,500
Actuarial asset - related party (note 17 b)			99,580	114,433			101,305	112,660
Derivative financial instruments (note 12 I)		118,592
Exclusive funds (note 17b)						110,075
Securities held for trading (note 12 I)	12,882	10,778			12,752	10,659
Iron ore inventory (3)			144,499	144,499
Northeast Investment Fund – FINOR			10,888	10,888			8,452	8,452
Other receivables (note 12 I)			13,311	6,877			1,464	1,439
Loans with related parties (note 17 b and12 l )			400,053	373,214			257,480	239,930
Other receivables from related parties (note 17 b)	9,209	9,420	32,770	29,020	54,737	32,479	328,393	303,441
Others	24,716	31,524	23,642	14,642			23,252	14,408
	941,218	1,286,449	1,532,572	1,583,921	669,959	875,375	1,225,883	1,281,470

(1) Refers to the excess of judicial deposit originated by the 2009 REFIS (Tax Debt Refinancing Program). After the settlement of the tax debt refinancing program, the amount related to one of the lawsuits was fully redeemed through a judicial authorization.

(2) Refers mainly to taxes on revenue (PIS/COFINS) and State VAT (ICMS) recoverable and income tax and social contribution for offset.

(3) Long-term iron ore inventories that will be used after the construction of the processing plant, which will produce pellet feed, expected to start operating in the second half of 2017.

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8.     INVESTMENTS

The information related to the description of activities of subsidiaries, jointly controlled entities, associates and other investments did not have changes in relation to that disclosed in the Company's financial statements as of December 31, 2015 and, accordingly, the Company decided not to repeat it in the condensed interim financial statements as of June 30, 2016.

•       Reduce of financial leverage

With the primary objective of reducing the Company’s financial leverage, Management is committed to a plan to dispose of a set of assets, however, it is not possible to confirm that the sale within a period of 12 months is highly probable for any of the assets contemplated. The Company considers several sales scenarios that vary according to different macroeconomic and operational assumptions. In this context, the Company did not segregate and did not reclassify such assets in the financial statements as discontinued operations in accordance with CPC 31 (IFRS 5).

The sale of the subsidiary Metalic Nordeste, as mentioned in note 29 (subsequent events), is part of the Company's effort with the plan of assets disposal and demonstrates Management's commitment with this plan.

•       Transnordestina

The joint venture Transnordestina is in pre-operational phase and will continue as such until the completion of railway number II (rail network II). Approved construction schedule stablished the completion of the construction by January 2017. The said schedule is currently under review and being discussed with the government authorities, however, the Company's management believes that any delay in completion of the project will not cause a substantial negative impact on the expected return on the investment. After analyzing this matter, Company´s management has concluded for proper of use the accounting basis of operational continuity (going concern) in the preparation of the quarterly financial information.

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8.a) Direct equity interests in subsidiaries, joint ventures, joint operations, associates and other investments

								06/30/2016				12/31/2015 (Restated)	06/30/2015
Companies		Number of shares held by CSN (In units)		% Direct equity Interest	Participation In				% Direct equity Interest		Participation In
					Assets	Liabilities	Shareholder's Equity	Profit (loss) for the period		Assets	Liabilities	Shareholder's Equity	Profit (loss) for the period

		Commom	Preferred
Investments under the equity
Subsidiaries
CSN Islands VII Corp.		20,001,000		100.00	6,310,398	6,345,212	(34,814)	(74,813)	100.00	7,877,792	7,837,793	39,999	343,307
CSN Islands IX Corp.		3,000,000		100.00	948	3	945	(1,384)	100.00	2,329		2,329	(68)
CSN Islands X Corp.	(1)												(11,356)
CSN Islands XI Corp.		50,000		100.00	2,517,658	2,466,501	51,157	29,165	100.00	3,179,151	3,157,160	21,991	(1,387)
CSN Islands XII Corp.		1,540		100.00	2,262,421	3,214,171	(951,750)	143,336	100.00	2,815,700	3,910,786	(1,095,086)	(161,566)
CSN Minerals S.L.U.		3,500		100.00	3,926,850	11,106	3,915,744	(835,350)	100.00	5,644,572	1,265	5,643,307	395,979
CSN Export Europe, S.L.U.		3,500		100.00	713,717	93,522	620,195	(201,146)	100.00	1,397,512	9,373	1,388,139	167,182
CSN Metals S.L.U.		16,504,020		100.00	625,744	24,672	601,072	(189,903)	100.00	1,220,413	6,620	1,213,793	144,682
CSN Americas S.L.U.		3,500		100.00	1,627,041	163,935	1,463,106	(234,309)	100.00	2,139,488	2,729	2,136,759	95,142
CSN Steel S.L.U.		22,042,688		100.00	2,566,869	1,581,876	984,993	333,219	100.00	2,819,140	1,856,618	962,522	(187,757)
Sepetiba Tecon S.A.		254,015,052		99.99	397,287	130,303	266,984	9,927	99.99	391,889	130,650	261,239	9,932
Mineração Nacional S.A.		65,020,211		99.99	74,916	23,128	51,788	(7,460)	99.99	73,880	14,632	59,248	46
Fair value - Mineração	(2)						2,123,507					2,123,507
Estanho de Rondônia S.A.		108,655,326		99.99	32,769	17,473	15,296	(6,995)	99.99	32,028	20,565	11,463	(2,140)
Cia Metalic Nordeste		92,459,582		99.99	163,360	33,087	130,273	198	99.99	172,283	42,207	130,076	6,737
Companhia Metalúrgica Prada		313,651,399		99.99	758,767	578,528	180,239	(32,694)	99.99	734,570	521,637	212,933	(58,478)
CSN Cimentos S.A.	(3)												20,012
CSN Mineração S.A.	(4)	158,419,480		87.52	12,464,670	4,652,471	7,812,199	163,145	87.52	13,592,254	5,943,254	7,649,000	(4,255)
CSN Energia S.A.		43,149		99.99	72,774	13,684	59,090	12,879	99.99	87,316	27,471	59,845	9,886
FTL - Ferrovia Transnordestina Logística S.A.		353,190,644		89.79	522,854	192,006	330,848	904	89.79	513,711	183,767	329,944	(4,782)
Companhia Florestal do Brasil		35,454,849		99.99	34,878	3,600	31,278	(964)	99.99	32,242		32,242	(7)
Nordeste Logística		99,999		99.99	100	55	45	(55)	99.99	100		100
					35,074,021	19,545,333	17,652,195	(892,300)		42,726,370	23,666,527	21,183,350	761,109
Joint-venture and Joint-operation
Nacional Minérios S.A.	(3)												347,498
Itá Energética S.A.		253,606,846		48.75	286,475	33,732	252,743	4,639	48.75	302,956	17,470	285,486	3,827
MRS Logística S.A.		26,611,282	2,673,312	18.64	1,478,595	875,810	602,785	46,531	18.64	1,502,463	945,958	556,505	38,906
CBSI - Companhia Brasileira de Serviços de Infraestrutura		1,876,146		50.00	12,893	11,914	979	1,417	50.00	15,593	15,091	502	(2,263)
CGPAR - Construção Pesada S.A.		50,000		50.00	42,636	30,944	11,692	3,091	50.00	50,574	39,972	10,602	4,441
Transnordestina Logística S.A.		22,761,085	1,397,545	51.81	3,965,311	2,704,425	1,260,886	(10,742)	56.92	4,229,494	2,958,449	1,271,045	(14,490)
Fair Value allocated to TLSA on loss of control							659,105					659,105
					5,785,910	3,656,825	2,788,190	44,936		6,101,080	3,976,940	2,783,245	377,919
Associates
Arvedi Metalfer do Brasil		27,239,971		20.00	52,862	49,436	3,426	(44)	20.00	54,402	53,363	1,039	(2,386)
					52,862	49,436	3,426	(44)		54,402	53,363	1,039	(2,386)
Classified as available for sale (note 12 I)
Usiminas							769,489					450,073
Panatlântica							20,473					21,601
							789,962					471,674
Other investments
Profit on subisidiaries inventories							(37,001)	45,041				(82,042)	(20,052)
Others							63,539	(4,402)				65,017	887
							26,538	40,639				(17,025)	(19,165)
Total investments							21,260,311	(806,769)				24,422,283	1,117,477

Classification of investments in the balance sheet
Investments assets							22,246,875					25,517,369
Investments whith negative equity							(986,564)					(1,095,086)
							21,260,311					24,422,283
(1) Company extinguished in 2015;
(2)  Fair value of mining and fixed assets rights arising from the business combination;
(3) Company incorporated in 2015;
(4) The amounts presented reflect off-balance adjustments made at the company CSN Mineração.

The number of shares, the carrying amounts of assets, liabilities and shareholders’ equity, and the amounts of profit/(loss) for the period refer to the equity interests held by CSN in those companies.

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8.b) Changes of investments balances in subsidiaries, joint ventures, joint operations, associates and other investments

		Consolidated		Parent Company
	06/30/2016 Restated	12/31/2015 Restated	06/30/2016 Restated	12/31/2015 Restated
Opening balance of investments	3,998,239	13,665,453	25,517,369	24,199,129
Opening balance of loss provisions			(1,095,086)	(1,088,559)
Investment balance of Namisa 11.30.15		(10,160,981)
Capital increase/acquisition of shares	190,435	3,575	201,263	490,842
Acquisition of 4,16% shares of Congonhas Minérios				2,732,605
Capital reduction		(466,758)		(546,796)
Dividends (1)	194	(54,464)	(2,291,507)	(3,985,128)
Comprehensive income (2)	128,558	(967,447)	(263,477)	(426,622)
Comprehensive income - Business Combination				2,943,244
Capital contribution – Transfer of excluded assets				(547,494)
Equity pickup (3)	84,344	1,192,034	(806,769)	5,604,950
Incorporation of subsidiary - CSN Cimentos				(1,061,005)
Transfer of shares – Namisa and MRS		786,812		(6,173,113)
Transfer of assets - Casa de Pedra and Tecar				156,723
Fair Value of assets - Mineração Nacional				2,123,507
Others	(1,476)	15	(1,482)
Closing balance of investments	4,400,294	3,998,239	22,246,875	25,517,369
Balance of provision for investments with negative equity			(986,564)	(1,095,086)
Total	4,400,294	3,998,239	21,260,311	24,422,283

(1) In 2016 refers to the allocation of dividends from subsidiaries CSN Energia, Itá Energética, CGPAR Construção Pesada, CSN Minerals, CSN Export, CSN Steel, CSN Metals and CSN Americas.

(2) Refers to the mark-to-market of investments classified as available for sale and translation to the reporting currency of the foreign investments (the functional currency of which is not the Brazilian Reais), actuarial gain/loss and gain/loss on net investment hedge from investments measured by equity method.

(3) The table below shows the reconciliation of the equity in results of affiliated companies included on investment balance with the amount disclosed in the income statement and it is due to the elimination of the results of the CSN´s transactions with these companies

		Consolidated
	06/30/2016	06/30/2015
Equity in results of affiliated companies
Nacional Minérios S.A.		347,498
MRS Logística S.A.	93,038	38,734
CBSI - Companhia Brasileira de Serviços de Infraestrutura	1,417	(2,263)
Transnordestina	(10,742)	(14,490)
Arvedi Metalfer do Brasil	(44)	(1,329)
Others	675
	84,344	368,150
Eliminations
To cost of sales	(23,414)	(18,258)
To net revenues		(2,188)
To taxes	7,961	6,952
Others	(5,484)
Equity in results	63,407	354,656

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8.c) Joint ventures and joint operations financial information

The balances of the balance sheets and income statements of joint venture and joint operation are presented as follows and refer to 100% of the companies´ profit/loss:

					06/30/2016					12/31/2015
	Joint-Venture			Joint-Operation			Joint - Venture		Joint-Operation
Equity interest (%)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	CGPAR	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	CGPAR
	34.94%	50.00%	51.81%	48.75%	50.00%	34.94%	50.00%	56.92%	48.75%	50.00%
Balance sheet
Current assets
Cash and cash equivalents	578,179	1,500	30,793	7,769	7,784	671,475	3,343	75,977	36,647	10,621
Advances to suppliers	10,178	958	35,992	79	60	6,854	289	-	215	81
Other current assets	540,078	19,224	87,680	17,130	38,264	657,000	22,726	67,540	17,137	43,358
Total current assets	1,128,435	21,682	154,465	24,978	46,108	1,335,329	26,358	143,517	53,999	54,060
Non-current assets
Other non-current assets	675,618	275	260,863	45,261	17,486	533,897	139	280,718	32,880	13,087
Investments, PP&E and intangible assets	6,128,579	3,829	7,237,600	517,402	21,677	6,191,459	4,689	7,006,464	534,569	34,000
Total non-current assets	6,804,197	4,104	7,498,463	562,663	39,163	6,725,356	4,828	7,287,182	567,449	47,087
Total Assets	7,932,632	25,786	7,652,928	587,641	85,271	8,060,685	31,186	7,430,699	621,448	101,147

Current liabilities
Borrowings and financing	770,913	-	48,237	-	9,063	844,296	-	167,112	-	10,849
Other current liabilities	772,484	23,008	190,123	66,911	44,302	893,883	28,794	250,440	33,667	55,281
Total current liabilities	1,543,397	23,008	238,360	66,911	53,365	1,738,179	28,794	417,552	33,667	66,130
Non-current liabilities
Borrowings and financing	2,576,007		4,841,095	-	8,522	2,772,462		4,560,078	-	12,620
Other non-current liabilities	579,298	820	140,002	2,283	-	564,407	1,389	220,001	2,170	1,193
Total non-current liabilities	3,155,305	820	4,981,097	2,283	8,522	3,336,869	1,389	4,780,079	2,170	13,813
Shareholders’ equity	3,233,930	1,958	2,433,471	518,447	23,384	2,985,637	1,003	2,233,068	585,611	21,204
Total liabilities and shareholders’ equity	7,932,632	25,786	7,652,928	587,641	85,271	8,060,685	31,186	7,430,699	621,448	101,147

	01/01/2016 to 06/30/2016					01/01/2015 to 06/30/2015
	Joint-Venture			Joint-Operation		Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	CGPAR	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	CGPAR
	34.94%	50.00%	51.81%	48.75%	50.00%	27.27%	50.00%	62.70%	48.75%	50.00%
Statements of Income
Net revenue	1,581,554	61,199		85,757	65,570	1,470,683	76,603		76,034	103,532
Cost of sales and services	(1,061,738)	(52,815)		(45,887)	(47,683)	(1,016,883)	(75,532)		(41,003)	(78,992)
Gross profit	519,816	8,384		39,870	17,887	453,800	1,071		35,031	24,540
Operating (expenses) and revenues	(3,613)	(4,385)	(11,011)	(25,964)	(7,615)	(110,658)	(5,025)	(15,337)	(24,283)	(9,396)
Finance income (costs), net	(129,168)	(891)	(8,586)	494	(412)	(125,965)	(572)	(7,788)	1,129	(957)
Income before income tax and social contribution	387,035	3,108	(19,597)	14,400	9,860	217,177	(4,526)	(23,125)	11,877	14,187
Current and deferred income tax and social contribution	(137,397)	(274)		(4,884)	(3,679)	(74,503)			(4,026)	(5,306)
Profit / (loss) for the period	249,638	2,834	(19,597)	9,516	6,181	142,674	(4,526)	(23,125)	7,851	8,881

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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9.   PROPERTY, PLANT AND EQUIPMENT

The information related to property, plant and equipment has not changed significantly compared to the disclosed in the Company's financial statements on December 31, 2015.

							Consolidated
	Land	Buildings and Infrastructure	Machinery. equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2014	216,458	2,432,450	10,499,676	36,633	2,243,967	194,956	15,624,140
Cost	216,458	3,021,437	16,791,750	167,410	2,243,967	414,276	22,855,298
Accumulated depreciation		(588,987)	(6,292,074)	(130,777)		(219,320)	(7,231,158)
Balance at December 31, 2014	216,458	2,432,450	10,499,676	36,633	2,243,967	194,956	15,624,140
Effect of foreign exchange differences	16,418	51,910	230,588	1,453	5,498	4,833	310,700
Acquisitions	1,841	9,710	242,656	3,292	1,914,732	10,355	2,182,586
Capitalized interest					166,366		166,366
Write-offs			(2,507)	(49)	(3,827)	(83)	(6,466)
Depreciation		(103,387)	(1,005,848)	(6,214)		(11,573)	(1,127,022)
Transfers to other asset categories	22,623	95,524	880,652	81	(1,270,903)	272,023
Transfers to intangible					(1,852)		(1,852)
Business Combination, fair value of assets acquired (nota 3)	6,199	208,757	229,906	3,534	146,734	66,591	661,721
Update of the ARO estimation						22,582	22,582
Others		(5,723)	(2,879)		(1,329)	3,402	(6,529)
Balance at December 31, 2015 (restated)	263,539	2,689,241	11,072,244	38,730	3,199,386	563,086	17,826,226
Cost	263,539	3,429,573	18,601,088	182,830	3,199,386	811,080	26,487,496
Accumulated depreciation		(740,332)	(7,528,844)	(144,100)		(247,994)	(8,661,270)
Balance at December 31,2015 (restated)	263,539	2,689,241	11,072,244	38,730	3,199,386	563,086	17,826,226
Effect of foreign exchange differences	(11,663)	(34,354)	(137,336)	(800)	(7,800)	(3,149)	(195,102)
Acquisitions	4	100	44,574	392	735,885	23,537	804,492
Capitalized interest (notes 23 and 27)					110,875		110,875
Write-offs (note 22)		(34)	(6,997)	(6)	(74)	(6,786)	(13,897)
Depreciation		(57,218)	(535,721)	(2,965)		(13,568)	(609,472)
Transfers to other asset categories		80,110	454,292	61	(532,114)	(2,349)
Transfers to intangible assets					(14,353)		(14,353)
Others			(542)		(63)		(605)
Balance at June 30,2016 (restated)	251,880	2,677,845	10,890,514	35,412	3,491,742	560,771	17,908,164
Cost	251,880	3,452,097	18,777,579	178,434	3,491,742	816,399	26,968,131
Accumulated depreciation		(774,252)	(7,887,065)	(143,022)		(255,628)	(9,059,967)
Balance at June 30,2016 (restated)	251,880	2,677,845	10,890,514	35,412	3,491,742	560,771	17,908,164

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							Parent Company
	Land	Buildings and Infrastructure	Machinery. equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2014	110,181	1,786,572	8,882,070	29,036	2,118,097	183,338	13,109,294
Cost	110,181	2,003,303	13,877,027	136,041	2,118,097	301,835	18,546,484
Accumulated depreciation		(216,731)	(4,994,957)	(107,005)		(118,497)	(5,437,190)
Balance at December 31, 2014	110,181	1,786,572	8,882,070	29,036	2,118,097	183,338	13,109,294
Acquisitions		-	203,870	2,030	1,769,120	4,484	1,979,504
Incorporation of subsidiaries	1,400	214,879	175,298	561	13	4,713	396,864
Transfers of the assets related to Casa de Pedra and Tecar	(50,854)	(1,287,945)	(3,332,850)	(9,268)	(1,117,432)	(115,336)	(5,913,685)
Capitalized interest					160,777		160,777
Write-offs			(91)	(14)	(3,827)	(58)	(3,990)
Depreciation		(57,055)	(782,928)	(4,680)		(10,486)	(855,149)
Transfer to other asset categories	22,623	218,343	959,632	14	(1,200,871)	259
Transfer to intagible					(624)		(624)
Others		(5,723)	(1,281)		(1,926)	2,287	(6,643)
Balance at December 31, 2015	83,350	869,071	6,103,720	17,679	1,723,327	69,201	8,866,348
Cost	83,350	1,025,848	10,677,122	118,301	1,723,327	159,914	13,787,862
Accumulated depreciation		(156,777)	(4,573,402)	(100,622)		(90,713)	(4,921,514)
Balance at December 31, 2015	83,350	869,071	6,103,720	17,679	1,723,327	69,201	8,866,348
Acquisitions			25,182	165	565,284	17,634	608,265
Capitalized interest (Notes 23 and 27)					62,942		62,942
Write-offs (Note 22)		(34)	(7)	(3)		(7,594)	(7,638)
Depreciation		(12,348)	(255,604)	(1,463)		(3,100)	(272,515)
Transfer to other asset categories		49,193	185,288		(234,481)
Tranfer to intangible					(12,544)		(12,544)
Others			(24)		566	(2)	540
Balance at June 30, 2016	83,350	905,882	6,058,555	16,378	2,105,094	76,139	9,245,398
Cost	83,350	1,075,172	10,887,384	118,056	2,105,094	176,116	14,445,172
Accumulated depreciation		(169,290)	(4,828,829)	(101,678)		(99,977)	(5,199,774)
Balance at June 30, 2016	83,350	905,882	6,058,555	16,378	2,105,094	76,139	9,245,398

(*) Refer basically to railway assets such as courtyards, tracks and leasehold improvements, vehicles, hardware, mines, ore deposits, and spare parts inventories.

The breakdown of the projects comprising construction in progress is as follows:

						Consolidated
	Project description	Start date	Completion date		06/30/2016	12/31/2015
Logistics
	Current investments for maintenance of current operations.				55,213	35,457
					55,213	35,457
Mining
	Expansion of Casa de Pedra Mine capacity production.	2007	2016/2017	(1)	738,528	709,945
	Expansion of TECAR export capacity.	2009	2020	(2)	238,453	390,920
	Current investments for maintenance of current operations.				318,350	302,764
					1,295,331	1,403,629
Steel
	Equipment supply for use in the steel operation.	2008	2016		93,493	105,697
	Expansion of the service center/Mogi.	2013	2015/2016	(3)	77	14,950
	Current investments for maintenance of current operations.			(4)	496,232	375,579
					589,802	496,226
Cement
	Construction of cement plants.	2011	2020	(5)	1,541,785	1,254,897
	Current investments for maintenance of current operations.				9,611	9,177
					1,551,396	1,264,074
Construction in progress					3,491,742	3,199,386

(1) Estimated completion date of the Central Plant Step 1;

(2) Estimated completion date of phase 60 Mtpa;

(3) Estimated completion date of Mogi Service Center;

(4) Refers substantially to the reforming of batteries for coke ovens;

(5) Estimated completion date of the unit Arcos / Minas Gerais

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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The estimated useful lives are as follows (in years):

		Consolidated		Parent Company
	06/30/2016	12/31/2015	06/30/2016	12/31/2015

Buildings	43	43	43	43
Machinery, equipment and facilities	18	18	18	18
Furniture and fixtures	11	11	11	11
Others	14	14	11	11

9.a) Depreciation, amortization and depletion expenses:

Additions to depreciation, amortization and depletion for the period were distributed as follows:

				Consolidated
	Six months ended		Three months ended
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Production costs	602,414	531,909	298,503	273,033
Sales expenses	4,527	4,630	2,253	2,330
General and Administrative Expenses	7,147	6,639	3,496	3,317
	614,088	543,178	304,252	278,680
Other operating expenses (*)	23,304	18,477	11,196	9,473
	637,392	561,655	315,448	288,153

				Parent Company
	Six months ended		Three months ended
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Production costs	267,168	416,685	135,700	214,273
Sales expenses	3,608	3,658	1,798	1,880
General and Administrative Expenses	4,446	4,213	2,199	2,074
	275,222	424,556	139,697	218,227

(*) Refers to the depreciation of unused equipment and amortization of intangible assets, see note 22.

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10.      INTANGIBLE ASSETS

The information related to intangible assets did not have relevant changes in relation to that disclosed in the Company's financial statements as of December 31, 2015 and, accordingly, the Company decided not to repeat it in the condensed interim financial statements as of June 30, 2016.

	Consolidated							Parent Company
	Goodwill	Customer relationships	Software	Trademarks and patents	Rigths and Licenses (*)	Others	Total	Goodwill	Software	Total
Balance at December 31, 2014	407,434	347,115	79,867	109,052		185	943,653	13,091	75,825	88,916
Cost	666,768	415,964	153,080	109,052		185	1,345,049	14,135	110,241	124,376
Accumulated amortization	(150,004)	(68,849)	(73,213)				(292,066)	(1,044)	(34,416)	(35,460)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at December 31, 2014	407,434	347,115	79,867	109,052		185	943,653	13,091	75,825	88,916
Effect of foreign exchange differences		104,136	192	34,584		60	138,972
Acquisitions and expenditures			1,234		77	150	1,461
Incorporation of subsidiary - CSN Cimentos									706	706
Transfers of the assets related to Casa de Pedra and Tecar									(18,912)	(18,912)
Business combination, fair value of assets e goodwill (note 3b)	3,196,588	1,420	3,437		3,184,701		6,386,146
Transfer of property. Plant and equipment			930		922		1,852		624	624
Amortization		(39,395)	(10,423)				(49,818)		(8,592)	(8,592)
Balance at December 31,2015 (Restated)	3,604,022	413,276	75,237	143,636	3,185,700	395	7,422,266	13,091	49,651	62,742
Cost	3,974,128	549,302	173,154	143,636	3,185,700	395	8,026,315	14,135	84,552	98,687
Accumulated amortization	(260,776)	(136,026)	(97,917)				(494,719)	(1,044)	(34,901)	(35,945)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at December 31,2015 (Restated)	3,604,022	413,276	75,237	143,636	3,185,700	395	7,422,266	13,091	49,651	62,742
Effect of foreign exchange differences		(65,524)	(125)	(23,959)		(66)	(89,674)
Acquisitions and expenditures			6				6
Transfer of property. Plant and equipment			14,353				14,353		12,544	12,544
Write-offs (note 22)	(13,091)						(13,091)	(13,091)		(13,091)
Amortization		(22,066)	(5,854)				(27,920)		(2,707)	(2,707)
Balance at June 30, 2016 (Restated)	3,590,931	325,686	83,617	119,677	3,185,700	329	7,305,940		59,488	59,488
Cost	3,834,234	457,911	179,464	119,677	3,185,700	329	7,777,315	14,135	97,096	111,231
Accumulated amortization	(133,973)	(132,225)	(95,847)				(362,045)	(14,135)	(37,608)	(51,743)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at June 30,2016 (Restated)	3,590,931	325,686	83,617	119,677	3,185,700	329	7,305,940		59,488	59,488

(*) Composed mainly by mineral rights with estimated resources of 1,101 million tons. Corresponding amortization is recorded based on production volumes.

The estimated useful lives for the current year are as follows (in years):

		Consolidated		Parent Company
	06/30/2016	12/31/2015	06/30/2016	12/31/2015
Software	8	8	8	8
Customer relationships	13	13

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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11.   BORROWINGS, FINANCING AND DEBENTURES

As of June 30, 2016 the balances of borrowings, financing and debentures, which are carried at amortized cost, are as follows:

		Consolidated				Parent Company
	Rates p.a. (%)	Current liabilities		Non-current liabilities		Current liabilities		Non-current liabilities
		06/30/2016	12/31/2015	06/30/2016	12/31/2015	06/30/2016	12/31/2015	06/30/2016	12/31/2015
FOREIGN CURRENCY
Prepayment (*)	1% to 3.5%	109,231	207,657	528,547	2,633,137	109,231	207,657	528,547	2,633,137
Prepayment (*)	3.51% to 8%	369,012	286,487	4,289,363	3,429,716	439,384	372,474	9,092,431	9,272,766
Perpetual bonds	7%	4,369	5,315	3,209,800	3,904,800
Fixed rate notes (*)	4.14% to 10%	135,052	175,768	5,445,737	6,910,992	26,634	32,402	3,334,373	4,056,347
Intercompany (*)	Libor 6M to 3%					1051237	1261861	1,757,871	2,137,040
Forfaiting (**)	Libor + Spread	151,079	288,772			151079	288772
Others	1.2% to 8%	98,528	115,594	270,368	425,635
		867,271	1,079,593	13,743,815	17,304,280	1,777,565	2,163,166	14,713,222	18,099,290
LOCAL CURRENCY
BNDES/FINAME	1.3% + TJLP and Fixed rate 2.5% to 6% + 1.5%	66,393	55,435	1,021,819	1,018,189	39,581	27,847	944,921	928,622
Debentures	110.8% to 113.7% CDI	156,760	60,670	1,653,333	1,750,000	156,760	60,670	1,653,333	1,750,000
Prepayment (*)	109.5% to 116.5% CDI and fixed rate of 8%	194,418	522,418	5,460,000	5,200,000	143,347	473,139	3,460,000	3,200,000
CCB	112.5% and 113% CDI	91,390	92,976	7,200,000	7,200,000	91,390	92,976	7,200,000	7,200,000
Drawee risk (**)			84,063				84,063
Others			6,229		12,107
		508,961	821,791	15,335,152	15,180,296	431,078	738,695	13,258,254	13,078,622
Total borrowings and financing (note 12 I)		1,376,232	1,901,384	29,078,967	32,484,576	2,208,643	2,901,861	27,971,476	31,177,912
Transaction costs and issue premiums		(38,360)	(26,703)	(74,000)	(76,742)	(33,716)	(22,788)	(68,042)	(68,895)
Total borrowings and financing + transaction costs		1,337,872	1,874,681	29,004,967	32,407,834	2,174,927	2,879,073	27,903,434	31,109,017

(*) The balances of Pre-export loans, Fixed Rate Notes and Intercompany Bonds from related parties of the parent company totals R$11,043,554 on June 30, 2016 (R$13,416,687 on December 31, 2015), see note 17b.
(**) The balances of forfaiting and drawee risk operations totals R$ 151,079 on June 30, 2016 (R$372,835 on December 31, 2015).

•       Maturities of borrowings, financing and debentures presented in non-current liabilities

As of June 30, 2016, the breakdown of principal plus interest of long-term liabilities as borrowings, financing and debentures by maturity date is presented as follows:

		Consolidated		Parent Company
2017	1,111,025	4%	2,668,109	10%
2018	5,602,570	19%	4,774,316	17%
2019	6,896,445	24%	5,271,913	19%
2020	7,408,444	25%	4,621,687	17%
2021	2,208,657	8%	2,788,330	10%
After 2021	2,642,026	9%	7,847,121	27%
Perpetual bonds	3,209,800	11%
	29,078,967	100%	27,971,476	100%

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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•                   Amortization and new borrowings, financing and debentures

The table below presents the capitalizations and amortizations during the year:

		Consolidated		Parent Company
	06/30/2016	12/31/2015	06/30/2016	12/31/2015
Opening balance	34,282,515	30,354,058	33,988,090	29,560,826
Funding Transactions	7,437	978,206	40,239	2,694,533
Funding – Forfaiting/Drawee Risk	78,240	924,706	78,240	924,706
Repayment	(611,239)	(2,850,077)	(224,668)	(1,542,921)
Payments – Forfaiting / Drawee Risk	(257,631)	(1,146,306)	(257,631)	(1,146,306)
Payment of charges	(1,582,124)	(2,957,762)	(1,323,355)	(2,656,208)
Payment of charges - Forfaiting/Drawee Risk	(1,544)	(7,064)	(1,544)	(7,064)
Provision of charges	1,593,578	3,052,164	1,317,017	2,996,662
Provision of charges - Forfaiting / Drawee Risk	3,030	2,032	3,030	2,032
Other (1)	(3,169,423)	5,932,558	(3,541,057)	3,161,830
Closing balance	30,342,839	34,282,515	30,078,361	33,988,090

(1) Includes interests and unrealized foreign exchange variances.

In 2016, the Group capitalized and amortized loans as shown below:

•       Capitalization

				Consolidated
Transaction	Financial institution	Date	Amount	Maturity
Financing	Kreissparkasse Saalfeld-Rudolstadt	June/16	7,437	January 2018
Total			7,437

•       Amortization

		Consolidated
Transaction	Principal	Charges
Fixed Rate Notes	105,178	388,450
Debentures		130,306
Bank Credit Bill		539,078
Export Credit Note	65,000	403,811
Pre - Export Payment	116,935	103,112
BNDES/FINAME	16,326	16,589
Pre - Debt Payment	303,844
Others	3,956	778
Total	611,239	1,582,124

12.   FINANCIAL INSTRUMENTS

The information related to financial instruments did not have significant changes compared to what was disclosed in Company's financial statements as of December 31, 2015 and, accordingly, the Company decided not to repeat it fully in the condensed interim financial statements as of June 30, 2016.

I - Identification and measurement of financial instruments

The Company enters into transactions involving various financial instruments, mainly cash and cash equivalents, including short-term investments, marketable securities, trade receivables, trade payables, and borrowings and financing. The Company also enters into derivative transactions, especially interest rate and foreign exchange rate swaps.

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•           Classification of financial instruments

Consolidated						06/30/2016					12/31/2015
	Notes	Available for sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities amortized cost method	Balances	Available for sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Balances

Assets
Current
Cash and cash equivalents	3			5,139,041		5,139,041			7,861,052		7,861,052
Short term investments - margin deposit	4			322,925		322,925			763,599		763,599
Trade receivables	5			1,622,486		1,622,486			1,500,812		1,500,812
Derivative financial instruments	7							118,592			118,592
Trading securities	7		12,882			12,882		10,778			10,778
Dividends receivable					26,902	26,902				27,817	27,817
Total			12,882	7,084,452	26,902	7,124,236		129,370	10,125,463	27,817	10,282,650

Non-current
Other trade receivables	7			13,311		13,311			6,877		6,877
Investments	8	789,962				789,962	471,674				471,674
Borrowings - related parties	7			400,053		400,053			373,214		373,214
Total		789,962		413,364		1,203,326	471,674		380,091		851,765

Total assets		789,962	12,882	7,497,816	26,902	8,327,562	471,674	129,370	10,505,554	27,817	11,134,415

Liabilities
Current
Borrowings and financing	11				1,376,232	1,376,232				1,901,384	1,901,384
Derivative financial instruments	13							26,257			26,257
Trade payables					1,194,942	1,194,942				1,293,008	1,293,008
Dividends and interest on capital	13				464,982	464,982				464,982	464,982
Total					3,036,156	3,036,156		26,257		3,659,374	3,685,631

Non-current
Borrowings and financing	11				29,078,967	29,078,967				32,484,576	32,484,576
Total					29,078,967	29,078,967				32,484,576	32,484,576

Total liabilities					32,115,123	32,115,123		26,257		36,143,950	36,170,207

•           Fair value measurement

The following table shows the financial instruments recognized at fair value through profit or loss using a valuation method:

Consolidated	06/30/2016		12/31/2015
	Level 1	Balances	Level 1	Level 2	Balances
Assets
Current
Financial assets at fair value through profit or loss
Derivative financial instruments				118,592	118,592
Trading securities	12,882	12,882	10,778		10,778
Non-current
Available-for-sale financial assets
Investments	789,962	789,962	471,674		471,674
Total assets	802,844	802,844	482,452	118,592	601,044

Liabilities
Current
Financial liabilities at fair value through profit or loss
Derivative financial instruments				26,257	26,257
Total liabilities				26,257	26,257

II – Investments in financial instruments classified as available-for-sale and measured at fair value through OCI

The Company has investments in common (USIM3) and preferred (USIM5) shares of Usiminas (“Usiminas Shares”), designated as available-for-sale financial assets. The Company adopts this designation because the nature of the investment is not comprised in any other categories of financial instruments (loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss). The asset is classified as a non-current asset in line item “investments” and is carried at fair value based on the quoted price on the stock exchange (BM&FBOVESPA). According to the Company's policy, the gains and losses arising from changes in the price of shares are recorded directly in equity, as other comprehensive income During March 2016, the Usiminas’ Board of Directors authorized a capital increase amounting to R$64,882, through the issuance of up to 50,689,310 preferred shares. On April 22, 2016, CSN fully exercised its right of subscription, paying R$11,603 by 9,064,856 preferred shares. The capital increase has been approved by the Usiminas’ Board of Directors on June 03, 2016.

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The Usiminas’ Board of Directors authorized in April 2016 an increase in its share capital in the amount of  R$1,000,000, through the issuance of 200,000,000 common shares. Over again, on May 20, 2016, CSN fully exercised its right of subscription, paying R$178,832 by 35,766,351 preferred shares. The capital increase has been approved by the Usiminas’ Board of Directors on July 19, 2016.

As of June 30, 2016, there was no impairment recorded and the gain from the change in share price in the period was recorded in other comprehensive income (the impairment recorded as of 30 June, 2015 amounted to R$ 89,433):

Class of shares	Quantity	06/30/2016			12/31/2015		Variation in the quarter
		Share price	Carrying amount	Quantity	Share price	Carrying amount	Share price	Variation in the carrying amount
Common (*)	107,156,651	5.08	544,356	71,390,300	4.02	286,989	1.06	257,367
Preferred	114,280,556	1.97	225,133	105,215,700	1.55	163,084	0.42	62,049
	221,437,207		769,489			450,073		319,416

(*) The quantity and carrying amount of the common shares already reflect the approval of the capital increase on July 19, 2016

As of June 30, 2016, the Company's shareholding equity in USIMINAS was 14.13% in the common shares and 20.86% in the preferred shares. Since July 19, 2016, upon approval of the capital increase in common shares, the Company's shareholding equity in USIMINAS is 15.19% of the common shares and 20.86% are preferred shares.

As of June 30, 2016 the carrying amounts recorded in other comprehensive income for investments available for sale is R$127,780 (R$ (73) as of December 31, 2015).

III - Financial risk management

As of June 30, 2016, there were no changes in the financial risk management policies in relation to those disclosed in the Company's financial statements for the year ended December 31, 2015

12.a) Foreign exchange and interest rate risks

•           Exchange rate risk

The exchange rate risk arises from the existence of assets and liabilities generated in US dollars or Euros is called natural currency exposure. Net exposure is the result of offsetting the natural currency exposure by hedging instruments adopted by CSN.

The consolidated net exposure as of June 30, 2016 is as follows:

		06/30/2016
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in €’000)
Cash and cash equivalents overseas	802,027	56,126
Trade receivables	306,844	9,423
Other assets	9,740	15,840
Total assets	1,118,611	81,389
Borrowings and financing	(4,437,097)	(97,581)
Trade payables	(5,988)	(8,840)
Other liabilities	(7,216)	(81,329)
Total liabilities	(4,450,301)	(187,750)
Foreing exchange exposure	(3,331,690)	(106,361)
Cash flow hedge accounting	1,541,000
Net Investment hedge accounting		96,000
Net foreign exchange exposure	(1,790,690)	(10,361)
Bonds Perpetual	1,000,000
Net currency exposure of the Perpetual Notes	(790,690)	(10,361)

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During the second quarter of 2016 CSN initiated a process of reviewing its foreign exchange hedging strategy that resulted in the liquidation of the future dollar derivatives portfolio. Consequently, the net foreign exchange exposure on our consolidated balance sheet as of June 30, 2016 was US$1,790,690 thousand, as shown in the table above. It is important to mention that included in the net foreign exchange exposure there is a liability of US$ 1 billion, classified as loans and financing, related to perpetual bonds; which will not require a disbursement to settle its principal in the foreseeable future considering corresponding nature. Therefore, excluding perpetual bonds, the Company's net foreign exchange exposure amounts to US$ 790,690 thousand. The company began to focus its hedging strategy to preserve its cash flow and is analyzing the replacement of the exposure generated by the settlement of derivatives with new designations of hedge accounting, capturing existing natural relations, and may also utilize other derivative instruments with the objective of protecting future cash flows.

•           Interest rate risk

Risk arises from short and long term liabilities with fixed or post fixed interest rates and inflation rates.

12.b) CSN uses several instruments for protection of foreign currency risk and interest rate risk, as shown in the following topics:

•       Portfolio of derivative financial instruments

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					06/30/2016				12/31/2015	06/30/2016
			Appreciation (R$)		Fair value (market)		Appreciation (R$)		Fair value (market)	Impact on finance income (cost) in 2016
Counterparties	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
BM&FBovespa	Dollar					1,435,000	110,075		110,075	(800,621)
Total forward dollar						1,435,000	110,075		110,075	(800,621)

BBVA	Dollar					39,450	154,017	(147,674)	6,343	(5,594)
BNPP	Dollar					18,700	73,007	(71,703)	1,304	(1,304)
Total dollar-to-euro swap						58,150	227,024	(219,377)	7,647	(6,898)

Itaú BBA	Real					150,000	189,760	(200,680)	(10,920)	(137)
HSBC	Real					185,000	233,125	(247,710)	(14,585)	(153)
Deutsche Bank	Real					10,000	12,579	(13,331)	(752)	(9)
Total Fixed rate-to-CDI interest rate swap						345,000	435,464	(461,721)	(26,257)	(299)

Itaú BBA	Real					30,000	33,396	(33,232)	164	(14)
HSBC	Real					120,000	133,508	(132,802)	706	(49)
Total interest rate- to-CDI swap						150,000	166,904	(166,034)	870	(63)

							939,467	(847,132)	92,335	(807,881)

•  Classification of the derivatives in the balance sheet and statement of income

					06/30/2016
Instruments	Assets		Liabilities		Finance income and expenses, net (Note 23)
	Current	Total	Current	Total
Future Dollar BM&F					(800,621)
Dollar - to- euro swap					(6,898)
Fixed rate- to- CDI swap (*)					(299)
CDI -to- fixed rate swap (*)					(63)
					(807,881)

				12/31/2015	06/30/2015
Instruments	Assets		Liabilities		Finance income and expenses, net (Note 23)
	Current	Total	Current	Total
Dollar - to-CDI swap					(18)
Dollar- to- real NDF					316,805
Future Dollar BM&F	110,075	110,075
Dollar- to- euro NDF					39,668
Dollar - to- euro swap	7,647	7,647			(2,884)
Fixed rate- to- CDI swap			26,257	26,257	(3,596)
CDI -to- fixed rate swap	870	870			938
	118,592	118,592	26,257	26,257	350,913

(*) The positions of swap and future dollar transactions were settled in February, March and April 2016.

• Hedge accounting – cash flow

Beginning November 1, 2014, the Company formally designated cash flow hedging relationships to protect highly probable future cash flows against US dollar fluctuations.

In order to better reflect the accounting impacts of this foreign exchange hedging strategy on its profit, CSN designated part of its US dollar-denominated liabilities as a hedging instrument of its future exports. As a result, foreign exchange differences arising on translating the designated liabilities shall be temporarily recognized in shareholders’ equity and allocated to profit or loss when such exports are carried out, which will allow recognizing the US dollar impact on liabilities and exports concurrently.

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The table below shows a summary of the hedging relationships as of June 30, 2016:

									06/30/2016
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Amortizated part (USD'000)	Impact on finance income (expenses) (*)	Impact on shareholders’ equity
3/11/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2016- September 2019	2.4442	500,000			(382,800)
1/12/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2015- February 2019	2.5601	175,000	(25,000)	20,523	(97,455)
12/18/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	May 2020	2.6781	100,000			(53,175)
07/21/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2021	3.1813	60,000			(1,710)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2021	3.2850	100,000			7,520
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2022	3.285	30,000			2,256
07/24/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2022	3.3254	100,000			11,560
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2022	3.3557	25,000			3,648
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2022	3.3557	70,000			10,213
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2022	3.3557	30,000			4,377
07/28/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2022	3.3815	30,000			5,151
1/8/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	(1)	3.3940	(9,000)			(1,658)
3/8/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2022	3.3940	355,000			65,391
Total						1,566,000	(25,000)	20,523	(426,682)

(*) The effect on the financial result was recorded in net foreign exchange rates.

(1) During the designation on August 2015, we reviewed the future export projections and identified that the amount of US$ 9 million designated previously were not highly probable due to Platt’s quotation reduction. Therefore, the hedge relationship was discontinued from August 2015. The exchange rate of the effective period remains recorded in Stockholders' Equity until the time of debt settlement.

In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

The movements in the hedge accounting amounts recognized in shareholders’ equity as of June 30, 2016 are as follows:

	12/31/2015	Movement	Realization	06/30/2016
Cash flow hedge accounting	1,520,089	(1,072,884)	(20,523)	426,682
Income tax and social contribution on cash flow hedge accounting	(516,831)	364,781	6,978	(145,072)
Not recorded Income tax and social contribution on cash flow hedge accounting	516,831	(371,759)		145,072
Cash flow hedge accounting, net of taxes	1,520,089	(1,079,862)	(13,545)	426,682

As of June 30, 2016 the hedging relationships established by the Company were effective, according to the prospective tests conducted. Thus, no reversal for hedge accounting ineffectiveness was recognized.

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•       Net investment hedge in foreign subsidiaries

CSN has foreign exchange exposure in Euros arising from a loan made by a foreign subsidiary with functional currency in Reais, for the acquisition of investments abroad whose functional currency is Euro. Such exposure arises from converting the balance sheets of these subsidiaries for consolidation in CSN, and the exchange rate of the loans affected the income statement in the financial result item and the exchange variation of the net assets of the foreign operation directly affected the equity in other comprehensive income.

As from September 1st, 2015 CSN began to adopt hedge of net investment to eliminate exposure in order to cover future fluctuations of the Euro on such loans. Non-derivative financial liabilities have been designated represented by loan agreements with financial institutions in the amount of € 120 million. The carrying amounts on June 30, 2016 are:

						06/30/2016
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Exchange rate on designation	Designated amounts (EUR'000)	Impact on shareholders' equity
9/1/2015	Non-derivative financial liabilities in EUR – Debt contract	Investments in subsidiaries which EUR is the functional currency	Foreign exchange - R$ vs. EUR spot rate	4.0825	120,000	47,916
01/31/2016	Non-derivative financial liabilities in EUR – Debt contract	Investments in subsidiaries which EUR is the functional currency	Foreign exchange - R$ vs. EUR spot rate	(1)	(24,000)
Total					96,000	47,916

(1) In January 2016 it was settled the portion of debt designated as a hedge instrument.

The changes in the amounts related to net investment hedge as of June 30, 2016 are presented below:

	12/31/2015	Movement	Realization	06/30/2016
Net Investment hedge accounting	20,148	(68,064)		(47,916)
Fair value of net investment hedge in foreign operations	20,148	(68,064)		(47,916)

On June 30, 2016 hedge relationships established by the Company found to be effective, according to prospective tests. Therefore, no reversal by ineffectiveness of the hedge was recorded.

12.c) Sensitivity analysis

 We present below the sensitivity analysis for currency risk and interest rate.

•       Sensitivity analysis of Derivative Financial Instruments and consolidated Foreign Exchange Exposure

The Company considered scenarios 1 and 2 as 25% and 50% of deterioration for volatility of the currency, using as reference the closing exchange rate as of June 30, 2016.

The currencies used in the sensitivity analysis and its scenarios are shown below:

				06/30/2016
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	3.2098	3.1412	4.0123	4.8147
EUR	3.5414	3.7230	4.4268	5.3121

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The effects on income statement, considering both scenarios are shown below:

					06/30/2016
Instruments	Notional amount	Risk	Probable scenario (*)	Scenario 1	Scenario 2

Hedge accounting of exports	1,541,000	Dollar	(105,713)	1,236,575	2,473,151

Currency position	(3,331,690)	Dollar	228,554	(2,673,515)	(5,347,029)
(Not including exchange derivatives above)

Consolidated exchange position	(1,790,690)	Dollar	122,841	(1,436,940)	(2,873,878)
(Including exchange derivatives above)

Net Investment hedge accounting	96,000	Euro	17,434	84,992	169,985

Currency position	(106,361)	Euro	(19,315)	(94,166)	(188,332)

Consolidated exchange position	(10,361)	Euro	(1,881)	(9,174)	(18,347)
(Including exchange derivatives above)

(*) The likely scenarios were calculated considering the following changes to the risks: Real x Dollar - Real depreciation of 1.32% / Real x Euro – Real appreciation of 5.13%. Source: Central Bank of Brazil on 09/25/2017.

•       Sensitivity analysis of changes in interest rates

The Company considered the scenarios 1, and 2 as 25% and 50% of evolution for volatility of the interest as of June 30, 2016.

					Impact on profit or loss
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
TJLP	7.50		(1,070,670)	(8,751)	(20,075)	(40,150)
Libor	0.92		(5,251,233)	(44,920)	(12,132)	(24,264)
CDI	14.13	1,926,190	(14,438,793)	(325,900)	(442,008)	(884,016)

(*) The sensitivity analysis is based on the assumption of maintaining as probable scenario the market rates at June 30, 2016 recorded in the Company´s assets and liabilities.

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12.d) Liquidity risk

The following table shows the contractual maturities of financial liabilities, including accrued interest.

					Consolidated
At June 30,2016	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures	1,376,232	6,713,595	16,513,546	5,851,826	30,455,199
Trade payables	1,194,942				1,194,942
Dividends and interest on capital	464,982				464,982

  IV -  Fair values of assets and liabilities as compared to their carrying amounts

The estimated fair values for certain consolidated long-term borrowings and financing were calculated at prevailing market rates, taking into consideration the nature, terms and risks similar to those of the recorded contracts, as below:

		06/30/2016		12/31/2015
	Carrying amount	Fair value	Carrying amount	Fair value
Perpetual bonds	3,214,169	1,280,700	3,910,115	1,330,685
Fixed Rate Notes	5,580,789	3,410,094	7,086,760	3,915,310

13. OTHER PAYABLES

The group of other payables classified in current and non-current liabilities is comprised as follows:

	Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	06/30/2016	12/31/2015	06/30/2016	12/31/2015	06/30/2016	12/31/2015	06/30/2016	12/31/2015
Payables to related parties (note 17 b)	7,270	6,798			127,157	110,106	79,785	118,653
Derivative financial instruments (note 12 I)		26,257
Exclusive funds (Note 17 b) (1)						25,387
Dividends and interest on capital payable to non- controlling shareholders (note 12 I)(2)	464,982	464,982			2,262	2,262
Advances from customers	51,049	49,505			39,691	40,988
Taxes in installments	26,600	24,237	84,702	87,890	9,388	9,207	1,559	1,476
Profit sharing - employees	89,565	171,695			58,471	121,423
Provision for freight	26,811	105,104			8,679	10,190
Provision industrial restructuring	100,244	122,854			56,402	74,382
Taxes payable			21,498	7,805			7,060	6,321
Other provisions	35,795	30,784			17,397	10,289
Other payables	62,969	70,801	30,832	35,589	5,793	7,465
	865,285	1,073,017	137,032	131,284	325,240	411,699	88,404	126,450

(1) Refers to derivative transactions managed by exclusive funds.
(2) Dividends payable by the subsidiary CSN Mineração.

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14.INCOME TAX AND SOCIAL CONTRIBUTION

14.a) Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in profit or loss for the year are as follows:

				Consolidated
	Six months ended		Three months ended
	06/30/2016 Restated	06/30/2015	06/30/2016 Restated	06/30/2015
Income tax and social contribution income (expense)
Current	(54,090)	(92,044)	(26,504)	121,915
Deferred	(87,731)	599,697	(1,627)	(116,779)
	(141,821)	507,653	(28,131)	5,136

				Parent Company
	Six months ended		Three months ended
	06/30/2016 Restated	06/30/2015	06/30/2016 Restated	06/30/2015
Income tax and social contribution income (expense)
Current	(51)	(6,040)		150,725
Deferred	2,500	642,283	2,050	(52,263)
	2,449	636,243	2,050	98,462

The reconciliation of consolidated income tax and social contribution expenses and income and the result from applying the effective rate to profit before income tax and social contribution are as follows:

				Consolidated
	Six months ended		Theree months ended
	06/30/2016 Restated	06/30/2015	06/30/2016 Restated	06/30/2015
(Loss)/Profit before income tax and social contribution	(588,753)	(730,444)	74,254	(619,729)
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	200,176	248,351	(25,246)	210,708
Adjustment to reflect the effective rate:
Equity pickup	21,558	120,583	6,265	(14,900)
Profit with differentiated rates or untaxed	(358,175)	195,504	(178,308)	(145,763)
Transfer pricing adjustment	(13,028)	(22,335)	31,144	(22,094)
Tax loss carryforwards without recognizing deferred taxes	(791,260)	(25,194)	(346,453)	(14,364)
Limit of indebtdness	(18,681)	(18,712)	(9,470)	(10,994)
Deferred taxes on temporary differences - non computed (1)	703,320		390,075
Deferred taxes on foreign profit			6,798
Estimated reversals for deferred income and social contribution tax credits	112,622		82,841
Other permanent deductions (additions)	1,647	9,456	5,898	2,543
Amortization of goofwill			8,325
Income tax and social contribution in profit for the period	(141,821)	507,653	(28,131)	5,136
Effective tax rate	-24%	69%	-4%	1%

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				Parent Company
	Six months ended		Theree months ended
	06/30/2016 Restated	06/30/2015	06/30/2016 Restated	06/30/2015
(Loss)/ Profit before income e tax and social contribution	(756,787)	(858,455)	28,803	(712,730)
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	257,308	291,875	(9,793)	242,328
Adjustment to reflect the effective rate:
Equity pickup	(274,301)	379,942	(116,078)	(110,525)
Transfer pricing adjustment	-	(22,335)	-	(22,094)
Limit of indebtdness	(18,681)	(18,712)	(9,470)	(10,994)
Tax loss carryforwards without recognizing deferred taxes	(776,690)		(342,258)	-
Deferred taxes on temporary differences - non computed (1)	700,146		394,787	-
Estimated reversals for deferred income and social contribution tax credits	112,622		82,841
Other permanent deductions (additions)	2,045	5,473	2,021	(253)
Income tax and social contribution in profit for the period	2,449	636,243	2,050	98,462
Effective tax rate	0%	74%	-7%	14%

 (1) As from third quarter of 2015 the Company no longer computes income tax and social contribution credits on tax losses and temporary differences.

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14.b) Deferred income tax and social contribution:

The deferred income tax and social contribution are calculated on income tax, tax losses and the temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements:

					Consolidated
	Opening Balance	Movement			Closing balance
	12/31/2015 Restated	Comprehensive income	P&L	Others	06/30/2016 Restated
Deferred tax assets
Income tax losses	417,256		571,135		988,391
Social contribution tax losses	161,769		207,269		369,038
Temporary differences	(1,572,992)	49,327	(866,135)	2,036	(2,387,764)
- Provision for tax. social security, labor, civil and environmental risks	245,923		7,032		252,955
- Provision for environmental liabilities	89,290		(2,146)		87,144
- Asset impairment losses	87,152		2,560	(3)	89,709
- Inventory impairment losses	29,048		1,824		30,872
- (Gains)/losses on financial instruments	(5,454)		3,568		(1,886)
- (Gains)/losses on available for sale financial assets	947,989	(43,470)			904,519
- Actuarial liability (pension and healthcare plan)	164,167				164,167
- Accrued supplies and services	92,401		17,066		109,467
- Allowance for doubtful debts	38,614		16,876		55,490
- Goodwill on merger	9,211		(8,254)		957
- Unrealized exchange differences (*)	2,427,926		(866,241)		1,561,685
- Gain in loss of control the Transnordestina	(224,096)				(224,096)
- Cash flow hedge accounting	516,831	(371,759)			145,072
-Aquisition Fair value SWT/CBL	(299,574)	46,696	17,788		(235,090)
- Defered tax non computed	(1,673,904)	401,421	(87,940)		(1,360,423)
-Estimated losses to deferred tax credits	(3,173,048)	13,808	112,622		(3,046,618)
- Business combination	(1,058,088)		1,165		(1,056,923)
- Other	212,620	2,631	(82,055)	2,039	135,235
Total	(993,967)	49,327	(87,731)	2,036	(1,030,335)

Total Deferred Assets	78,066				73,108
Total Deferred Liabilities	(1,072,033)				(1,103,443)
Total Deferred	(993,967)				(1,030,335)

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				Parent Company
	Opening balance	Movement		Closing balance
	12/31/2015 Restated	Comprehensive income	P&L	06/30/2015 Restated
Deferred tax assets
Income tax losses	226,246		569,884	796,130
Social contribution tax losses	93,031		206,806	299,837
Temporary differences	(985,358)		(774,190)	(1,759,548)
- Provision for tax. social security, labor, civil and environmental risks	216,862		4,427	221,289
- Provision for environmental liabilities	88,501		(2,420)	86,081
- Asset impairment losses	67,483		2,902	70,385
- Inventory impairment losses	13,757		140	13,897
- (Gain)/loss in financial instruments	(5,454)		3,568	(1,886)
- (Gains)/losses on available for sale financial assets	947,989	(43,470)		904,519
- Actuarial liability (pension and healthcare plan)	163,560			163,560
- Accrued supplies and services	49,040		32,114	81,154
- Allowance for doubtful debts	28,087		(481)	27,606
- Unrealized exchange differences (*)	2,427,926		(823,741)	1,604,185
- Gain loss of control of the transnordestina	(224,096)			(224,096)
- Cash flow hedge accounting	516,831	(371,759)		145,072
-Deferred taxes non computed	(1,491,042)	401,421	(76,544)	(1,166,165)
- Estimated loss to deferred tax credits	(3,173,048)	13,808	112,622	(3,046,618)
- Business Combination	(721,993)			(721,993)
- Other	110,239		(26,777)	83,462
Total	(666,081)		2,500	(663,581)

Total Deferred Liabilities	(666,081)			663,581
Total Deferred	(666,081)			663,581

(*) The Company taxes the foreign exchange differences on a cash basis to calculate income tax and social contribution.

The Company has foreign subsidiaries in its corporate structure, for which profits are taxed at income tax in the countries where they are domiciled by lower rates than those prevailing in Brazil. From 2012 up to the 2nd quarter of 2016 such foreign subsidiaries generated profits amounting to R$1,706,873. If for some reason tax authorities understand that these profits are subject to additional taxation in Brazil in respect of income tax and social contribution, which if due, would total R$459.628.

The Company, based on its legal counsel’s opinion, assessed the likelihood of loss in a potential claiming by tax authorities which resulted in a possible risk of loss and, therefore, no provision was recognized in the financial statements.

14.c) Income tax and social contribution recognized in shareholders' equity:

The income tax and social contribution recognized directly in shareholders' equity are as follows:

		Consolidated		Parent Company
	06/30/2016	12/31/2015	06/30/2016	12/31/2015
Income tax and social contribution
Actuarial gains on defined benefit pension plan	64,603	64,489	65,128	65,246
Estimated losses for deferred income and social contribution tax credits-actuarial gains	(65,128)	(65,128)	(65,128)	(65,128)
Changes in the fair value on available-for-sale financial assets	38	38	38	19,269
Actuarial gains and assets available for sale by incorporation				(19,349)
Estimated losses for deferred income and social contribution tax credits-available for sale assets	(38)	(38)	(38)	(38)
Exchange differences on translating foreign operations	(426,682)	(425,510)	(426,682)	(425,510)
Cash flow hedge accounting	145,072	158,880	145,072	158,880
Estimated losses for deferred income and social contribution tax credits - cash flow hedge	(145,072)	(158,880)	(145,072)	(158,880)
	(427,207)	(426,149)	(426,682)	(425,510)

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15.   PROVISION FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

On June 30, 2016, the information related to judicial deposits and processes has not changed significantly compared to the disclosed in the Company's financial statements as of December 31, 2015. The breakdown of the provisioned amounts and its respective judicial deposits are presented as following:

Consolidated					Parent Company
	Accrued liabilities		Judicial deposits		Accrued liabilities		Judicial deposits
	06/30/2016	12/31/2015	06/30/2016	12/31/2015	06/30/2016	12/31/2015	06/30/2016	12/31/2015
Tax	127,927	143,852	82,861	82,472	66,095	82,619	65,321	67,843
Social security	73,861	70,174	46,193	46,193	72,934	69,293	46,193	46,193
Labor	471,607	478,611	184,412	165,027	381,763	388,763	150,931	133,686
Civil	133,901	128,451	23,408	24,634	106,900	103,087	9,461	13,696
Environmental	7,529	17,646	1,190	1,697	2,263	12,536	1,121	1,628
Deposit of a guarantee			8,431	8,519
	814,825	838,734	346,495	328,542	629,955	656,298	273,027	263,046

The changes in the provision for tax, social security, labor, civil and environmental risks in the year ended June 30, 2016 were as follows:

					Consolidated
				Current + Non- Current
Nature	12/31/2015	Additions	Accrued charges	Net utilization of reversal	06/30/2016
Tax	143,852		5,093	(21,018)	127,927
Social security	70,174		3,687		73,861
Labor	478,611	26,297	41,758	(75,059)	471,607
Civil	128,451	2,188	5,157	(1,895)	133,901
Environmental	17,646	1,072	454	(11,643)	7,529
	838,734	29,557	56,149	(109,615)	814,825

					Parent Company
					Current + Non- current
Nature	12/31/2015	Additions	Accrued charges	Net utilization of reversal	06/30/2016
Tax	82,619		2,651	(19,175)	66,095
Social security	69,293		3,641		72,934
Labor	388,763	17,589	38,247	(62,836)	381,763
Civil	103,087	2,022	3,505	(1,714)	106,900
Environmental	12,536	52	202	(10,527)	2,263
	656,298	19,663	48,246	(94,252)	629,955

The provision for tax, social security, labor, civil and environmental liabilities was estimated by management and is mainly based on the legal counsel’s assessment. Only proceedings for which the risk is classified as probable loss are accrued. This provision includes tax liabilities resulting from lawsuits filed by the Company, subject to SELIC (Special System for Settlement and Custody) interest rates.

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ITR –– Quarterly Financial Information - June 30, 2016 – CIA SIDERURGICA NACIONAL

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•         Other administrative and judicial proceedings

The table below shows a summary of the carrying amounts of the main legal matters with possible risk of loss at December 31, 2015 and at June 30, 2016. The increase in the carrying amounts substantially reflects the monetary update.

		Consolidated
	06/30/2016	12/31/2015
Income tax / Social contribution - Assessment Notice and imposition of fine (AIIM) - Capital gain for an alleged sale of the shares of its subsidiary NAMISA (note 29).	8,060,222	7,743,501
Income tax / Social contribution - Assessment Notice and imposition of fine (AIIM) - Dissallowance of deductions of goodwill generated in the reverse incorporation of Big Jump by Namisa (note 29).	2,348,457	2,250,833
Assessment Notice and Imposition of Fine (AIIM) - Income tax / Social contribution - gloss of interest on prepayment arising from supply contracts of iron ore and port services	1,156,764	1,105,793
Tax foreclosures - ICMS - Electricity credits	831,640	785,043
Installments MP 470 - alleged insufficiency of tax losses	618,021	587,205
Offset of taxes that were not approved by the Federal Revenue Service - IRPJ/CSLL, PIS/COFINS e IPI	1,432,359	1,015,355
Income tax / Social contribution - Assessment Notice and imposition of fine (AIIM) - profits from foreign subsidiaries years 2008, 2010 and 2011 (1)	1,578,471	832,183
Disallowance of the ICMS credits - Transfer of iron ore	542,356	516,581
Disallowance of the ICMS credits - ICMS - acquisition of subsidiary (*)		277,389
ICMS - Refers to the transfer of imported raw material at an amount lower than the price disclosed in the import documentation	265,033	252,112
Disallowance of the tax losses arising on adjustments to the SAPLI	430,964	409,323
Assessment Notice - ICMS - shipping and return merchandise for Industrialization	572,991	541,338
Assessment Notice- Income tax- Capital Gain of CFM vendors located outside	177,108	170,835
Other tax (federal, state, and municipal) lawsuits.	2,787,313	2,537,626
Social security lawsuits	302,786	289,923
Law suit applied by Brazilian antitrust authorities (CADE)	94,659	70,423
Other civil lawsuits	755,628	763,576
Labor and social security lawsuits	1,111,944	1,032,678
Environmental lawsuits	342,375	359,046
	23,409,091	21,540,763

(*) Tax assessments were canceled due to a favorable decision to the Company in the 2nd administrative judicial level, the referred judgment occurred on February 15, 2016.

(1) The increase is due to an assessment notice received in June 2016, related to the profits from foreign subsidiaries in 2011.

The assessments made by the legal counsel define these administrative and judicial proceedings as entailing risk of possible loss and, therefore, no provision was recorded in conformity with Management’s judgment and accounting practices adopted in Brazil.

•         Environmental lawsuits

The environmental processes present high complexity for estimating the amount at risk, should be taken into consideration, among various aspects, procedural development, the extent of damage and the projection of repairing costs.

There are other environmental processes for which it is not yet possible to assess the risk and contingency value due to the aforementioned complexity estimation, the peculiarities of the matters involving them and also their procedural steps.

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16.   PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATIONS

The information related to environmental liabilities and asset retirement obligation has not changed significantly compared to the disclosed in the Company's financial statements as of December 31, 2015.

The carrying amount of the provision for environmental liabilities and asset retirement obligation (ARO) are as follows:

		Consolidated		Parent Company
	06/30/2016	12/31/2015	06/30/2016	12/31/2015
Environmental liabilities	253,862	262,290	249,486	259,115
Asset retirement obligations	70,163	66,641
	324,025	328,931	249,486	259,115

17.   RELATED-PARTY BALANCES AND TRANSACTIONS

The information regarding the related party transactions has not changed significantly compared to the disclosed in the Company's financial statements as of December 31, 2015.

17.a) Transactions with holding companies

After payment of dividends in 2015 amounting to R$306,139, there were no transactions with holding companies.

17.b) Transactions with subsidiaries, joint ventures, associates, exclusive funds and other related parties

•       By transaction

						Consolidated
	Current		Non-current		Total
	06/30/2016	12/31/2015	06/30/2016 Restated	12/31/2015 Restated	06/30/2016	12/31/2015
Assets
Trade receivables (note 5)	82,602	61,366			82,602	61,366
Dividends receivable (note 5)	26,902	27,817			26,902	27,817
Actuarial asset (note 7)			99,580	114,433	99,580	114,433
Financial investments/ investments	161,084				161,084
Loans (note 7)			400,053	373,214	400,053	373,214
Other receivables (note 7)	9,209	9,420	32,770	29,020	41,979	38,440
	279,797	98,603	532,403	516,667	812,200	615,270
Liabilities
Other payables (Note 13)
Accounts payable	7,270	6,798			7,270	6,798
Trade payables	112,863	67,443			112,863	67,443
Actuarial liabilities			25,294	25,294	25,294	25,294
	120,133	74,241	25,294	25,294	145,427	99,535

	06/30/2016	06/30/2015
P&L
Revenues
Sales	354,660	382,528
Interest (Note 23)	27,474	32,119
Expenses
Purchases	(517,964)	(559,208)
Interest (Note 23)		(256,087)
	(135,830)	(400,648)

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•      By company

	Consolidated
	Assets			Liabilities			P&L
	Current	Non-current	Total	Current	Non-current	Total	Sales	Purchases	Finance income (costs), net	Total

Joint-venture and Joint-operation
Itá Energética S.A.				2,652		2,652		(16,097)		(16,097)
CGPAR Construção Pesada S.A.	1,301		1,301	18,038		18,038		(39,930)		(39,930)
MRS Logística S.A.	26,199		26,199	54,829		54,829		(418,820)		(418,820)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	5,298		5,298	10,192		10,192	9	(34,603)		(34,594)
Transnordestina Logística S.A (1)		381,932	381,932	33,610		33,610	2,312		25,413	27,725
	32,798	381,932	414,730	119,321		119,321	2,321	(509,450)	25,413	(481,716)
Other related parties
CBS Previdência		99,580	99,580		25,294	25,294
Fundação CSN	1,830		1,830	77		77
Banco Fibra	161,084		161,084						636	636
Usiminas				509		509	17,027	(5,338)		11,689
Panatlântica	83,892	3,750	87,642				320,845			320,845
Ibis Participações e Serviços								(3,176)		(3,176)
Partifib Projetos Imobiliários	193		193				1,099			1,099
	246,999	103,330	350,329	586	25,294	25,880	338,971	(8,514)	636	331,093
Associates
Arvedi Metalfer do Brasil S.A.		47,141	47,141	226		226	13,368		1,425	14,793
Total at 06/30/2016	279,797	532,403	812,200	120,133	25,294	145,427	354,660	(517,964)	27,474	(135,830)
Total at 12/31/2015	98,603	516,667	615,270	74,241	25,294	99,535	725,285	(1,103,428)	63,751	(314,392)
Total at 06/30/2015							382,528	(559,208)	(223,968)	(400,648)

1. Transnordestina Logística S.A: Refers mainly to contracts in R$: interest equivalent to 108.0% and 102.0% of CDI with final maturity in June 2017. As of June 30, 2016, the borrowings carrying amounts totaled to R$381,932 (R$222,727 as of December 31, 2015).

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•       By transaction

						Parent Company
	Current		Non-current		Total
	06/30/2016	12/31/2015	06/30/2016 Restated	12/31/2015 Restated	06/30/2016	12/31/2015
Assets
Trade receivables (1) (note 5)	933,505	1,140,172			933,505	1,140,172
Dividends receivable (note 5)	730,062	737,668			730,062	737,668
Actuarial asset (note 7)			101,305	112,660	101,305	112,660
Loans (note 7)			257,480	239,930	257,480	239,930
Short-term investments / Investments (2)	1,220,999	1,412,428	46,961	28,078	1,267,960	1,440,506
Exclusive funds (note 7)		110,075				110,075
Ohter receivables (3) (note 7)	54,737	32,479	328,393	303,441	383,130	335,920
	2,939,303	3,432,822	734,139	684,109	3,673,442	4,116,931
Liabilities
Borrowings and financing
Prepayment (note 11)	70,371	85,987	4,803,068	5,843,050	4,873,439	5,929,037
Fixed Rate Notes and Intercompany Bonds (note 11)	26,634	32,402	3,334,373	4,056,347	3,361,007	4,088,749
Intercompany Loans (note 11)	1,051,237	1,261,861	1,757,871	2,137,040	2,809,108	3,398,901
	1,148,242	1,380,250	9,895,312	12,036,437	11,043,554	13,416,687
Other payables (Note 13)
Accounts payable	127,141	110,090	79,785	118,653	206,926	228,743
Advances from customers	16	16			16	16
Exclusive funds (2) (note 13)		25,387				25,387
Trade payables	152,787	153,559			152,787	153,559
Actuarial liabilities			25,293	25,293	25,293	25,293
	279,944	289,052	105,078	143,946	385,022	432,998

	06/30/2016	06/30/2015
P&L
Revenues
Sales	1,364,264	2,750,132
Interest (note 23)	17,620	10,746
Exclusive funds (note 23)		372,782
Expenses
Purchases	(665,007)	(875,265)
Interest (note 23)	(252,806)	(713,396)
Foreing exchange and monetary variations, net	2,186,217	(1,315,934)
Exclusive funds (note 23)	(731,130)
	1,919,158	229,065

(1)   Accounts receivable derive from sales operations of goods and services between the parent company, subsidiaries and joint ventures.

(2)   Assets: Financial investments classified as current totaled to R$ 1,220,999 as of June 30, 2016 (R$1,412,428 at December 31, 2015) and the interests in Usiminas, recorded in the exclusive funds and classified as investments available for sale, located in non-current assets, amounted to R$46,961 (R$28,078 as of December 31, 2015).

(3)   Current: Refers mainly to assignment of tax loss credits of income tax and social contribution, related to Metallurgical Prada companies, FTL (Ferrovia Transnordestina Logistica) and MMSA (Companhia de Embalagens Metálicas).

Non-current: Refers mainly to advances for future capital increases, dividends to be received and receivables from acquisition of debentures.

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•       By company

	Parent Company
	Assets			Liabilities			P&L
	Current	Non-current	Total	Current	Non-current	Total	Sales	Purchases	Finance income (costs), net	Exchange rates, net	Total

Subsidiaries
Cia Metalic Nordeste				50		50	23,904	(136)	(128)		23,640
Companhia Metalúrgica Prada (1)	222,697	121,336	344,033	12,944	196	13,140	485,731	(52,168)			433,563
Estanho de Rondônia S.A.	1,063	2,034	3,097					(5,128)	52		(5,076)
Sepetiba Tecon S.A.	10,574	83,764	94,338	11,919		11,919		(20,937)	(1)		(20,938)
Minérios Nacional S.A.		7,196	7,196						17		17
CSN Mineração S.A (2)	733,916		733,916	31,555		31,555	308	(261,677)			(261,369)
CSN Energia S.A.				12,873		12,873		(118,503)	(653)		(119,156)
Ferrovia Transnordestina Logística S.A.	3,123	33,786	36,909		79,589	79,589	4		(6,537)		(6,533)
Companhia Siderúrgica Nacional, LLC (3)	432,985		432,985	123,936		123,936	374,983	(9,965)		(109,838)	255,180
CSN Europe Lda.				10,861	98,604	109,465			1,482	21,350	22,832
CSN Resources S.A. (4)				1,127,769	7,225,858	8,353,627			(218,316)	1,763,585	1,545,269
Lusosider Aços Planos, S.A.	187,383		187,383	32,201		32,201	157,381			(38,895)	118,486
CSN Islands XI Corp. (5)					1,027,136	1,027,136				222,400	222,400
CSN Islands XII Corp. (6)				9,613	1,457,249	1,466,862			(33,836)	315,530	281,694
CSN Ibéria Lda.					86,465	86,465			(1,355)	18,623	17,268
Companhia de Embalagens Metálicas MMSA	5,404	44,859	50,263
Companhia Florestal do Brasil		2,648	2,648
Stahlwerk Thüringen GmbH								(22,142)			(22,142)
	1,597,145	295,623	1,892,768	1,373,721	9,975,097	11,348,818	1,042,311	(490,656)	(259,275)	2,192,755	2,485,135
Joint-venture e Joint-operation
ITA Energética S.A	17,063		17,063
CGPAR Construção Pesada S.A.	4,042		4,042
MRS Logística S.A.	13,111		13,111	38,998		38,998		(98,622)			(98,622)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	1,028		1,028	15,436		15,436	9	(67,365)			(67,356)
Transnordestina Logística S.A.		239,359	239,359	16		16			16,125		16,125
	35,244	239,359	274,603	54,450		54,450	9	(165,987)	16,125		(149,853)
Other related parties
CBS Previdência		101,305	101,305		25,293	25,293
Fundação CSN	1,830		1,830	15		15		(590)			(590)
Banco Fibra	16		16
Usiminas								(4,598)			(4,598)
Panatlântica	83,892	3,750	87,642				320,845				320,845
Ibis Participações e Serviços								(3,176)			(3,176)
Partifib Projetos Imobiliários	193		193				1,099				1,099
	85,931	105,055	190,986	15	25,293	25,308	321,944	(8,364)			313,580
Associates
Arvedi Metalfer do Brasil S.A.		47,141	47,141						1,425		1,425

Exclusive Funds
Diplic, Caixa Vertice, VR1, BB Steel	1,220,983	46,961	1,267,944						(731,129)		(731,129)
Total at 06/30/2016	2,939,303	734,139	3,673,442	1,428,186	10,000,390	11,428,576	1,364,264	(665,007)	(972,854)	2,192,755	1,919,158
Total at 12/31/2015	3,432,822	684,109	4,116,931	1,669,302	12,180,383	13,849,685	5,852,639	(1,636,308)	(145,389)	(3,780,650)	290,292
Total at 06/30/2015							2,750,132	(875,265)	(329,868)	(1,315,934)	229,065

(1) Companhia Metalurgica Prada refers mainly to accounts receivable and debentures from CBL amounting to R$219,362 and 121,336, respectively, as of June 30, 2016.

(2) CSN Mineração: Assets: Refers mainly to dividends declared by Namisa amounting to R$694,080 and posteriorly assumed by CSN Mineração due to the merger on December 31, 2015. Liabilities: Account payables related to purchases of iron ore.

(3) Companhia Siderúrgica Nacional, LLC: On June 30, 2016 the carrying amounts of trade accounts receivable totaled R$432,985 (R$682,875 December 31, 2015), they are related to sale of steel to resellers.

(4) CSN Resources SA: Contracts in US dollars of Prepayment Fixed Rate Notes and Intercompany Bonds, the interest rate under this transaction is 9.13% and its maturity date is June 2047. On June 30, 2016, the loans amounted to R$8,353,627 (R$10,146,701 on December 31, 2015).

(5) CSN Islands XI Corp.: Contracts in US dollars, without interest, maturing on August 2017. On June 30 2016, the loans amounted to R$1,027,136 (R$1,249,536 as of December 31, 2015).

(6) CSN Islands XII Corp.: Contracts in US dollars, interest rate of 7.64% and maturing on February 2025. On June 30, 2016, the loans amounted to R$1,466,862 (R$1,784,417 on December 31, 2015).

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17.c) Key management personnel

The key management personnel with authority and responsibility for planning, directing and controlling the Company’s activities, include the members of the Board of Directors and statutory directors. The following is information on the compensation of such personnel and the related balances as of June 30, 2016.

	Six months ended		Theree months ended
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
	P&L		P&L
Short-term benefits for employees and officers	63,136	26,297	23,327	20,506
Post-employment benefits	203	117	85	87
	63,339	26,414	23,412	20,593

The remuneration of key management personnel in 2016 includes payments for contracts with executives that were linked to parameters that were achieved in the first quarter 2016.

18.   SHAREHOLDERS' EQUITY

18.a) Paid-in capital

Fully subscribed and paid-in capital as of June 30, 2016 and December 31, 2015 is R$4,540,000 comprising 1,387,524,047 book-entry common shares without par value. Each common share entitles its holder to one vote in Shareholders’ Meetings.

18.b) Authorized capital

The Company’s bylaws in effect as of June 30, 2016 determine that the capital can be raised to up to 2,400,000,000 shares by decision of the Board of Directors.

18.c) Legal reserve

This reserve is recognized at the rate of 5% of the profit for each period, as provided for by Article 193 of Law 6,404/76, up to the ceiling of 20% of share capital.

18.d) Ownership structure

As of June 30, 2016, the Company’s ownership structure was as follows:

			06/30/2016			12/31/2015
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A.	697,719,990	50.29%	51.41%	697,719,990	50.29%	51.41%
Rio Iaco Participações S.A.	58,193,503	4.19%	4.29%	58,193,503	4.19%	4.29%
Caixa Beneficente dos Empregados da CSN CBS	20,143,031	1.45%	1.48%	20,143,031	1.45%	1.48%
BNDES Participações S.A. – BNDESPAR	8,794,890	0.63%	0.65%	8,794,890	0.63%	0.65%
NYSE (ADRs)	327,284,764	23.59%	24.12%	336,435,464	24.25%	24.79%
BM&FBovespa	244,996,869	17.66%	18.05%	235,846,169	17.00%	17.38%
Total shares outstanding	1,357,133,047	97.81%	100.00%	1,357,133,047	97.81%	100.00%
Treasury shares	30,391,000	2.19%		30,391,000	2.19%
Total shares	1,387,524,047	100.00%		1,387,524,047	100.00%

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18.e) Treasury shares

The Board of Directors authorized various share buyback programs in order to hold shares in treasury for subsequent disposal and/or cancelation with a view to maximizing the generation of value to the shareholder through an efficient capital structure management, as shown in the table below:

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Number bought back	Share cancelation		Balance in treasury
1º	3/13/2014	70,205,661	From 3/14/2014 to 4/14/2014	R$ 9.34	R$ 9.22 and R$ 9.45	2,350,000			2,350,000
2º	4/15/2014	67,855,661	From 4/16/2014 to 5/23/2014	R$ 8.97	R$ 8.70 and R$ 9.48	9,529,500			11,879,500
3º	5/23/2014	58,326,161	From 5/26/2014 to 6/25/2014	R$ 9.21	R$ 8.61 and R$ 9.72	31,544,500			43,424,000
4º	6/26/2014	26,781,661	From 6/26/2014 to 7/17/2014	R$ 10.42	R$ 9.33 and R$ 11.54	26,781,661			70,205,661
	7/18/2014			Not applicable	Not applicable		60,000,000	(1)	10,205,661
5º	7/18/2014	64,205,661	From 7/18/2014 to 8/18/2014	R$ 11.40	R$ 11.40	240,400			10,446,061
	8/19/2014			Not applicable	Not applicable		10,446,061	(1)
6º	8/19/2014	63,161,055	From 8/19/2014 to 9/25/2014	R$ 9.82	R$ 9.47 and R$ 10.07	6,791,300			6,791,300
7º	9/29/2014	56,369,755	From 9/29/2014 to 2/29/2014	R$ 7.49	R$ 4.48 and R$ 9.16	21,758,600			28,549,900
8º	12/30/2014	34,611,155	From 12/31/2014 to 3/31/2015	R$ 5.10	R$ 4.90 and R$ 5.39	1,841,100			30,391,000
9º (*)	03/31/2015	32,770,055	From 4/01/2015 to 6/30/2015

(*) There were no share buyback in this program.

(1)   In 2014 the Board of Directors approved the cancelation of 70,446,061 treasury shares without change in the Company’s share capital.

As of June 30, 2016, the position of the treasury shares was as follows:

Quantity purchased (Units)	Amount paid for the shares	Share price			Market price of the shares on 06/30/2016 (*)

		Minimum	Maximum	Average
30,391,000	R$ 238,976	R$ 4.48	R$ 10.07	R$ 7.86	R$ 237,658

(*) Using the last share quotation on BM&F Bovespa as of June 30, 2016 of R$7.82 per share.

18.f) Policy on investments and payment of interest on capital and dividends

At a meeting held on December 11, 2000, the Board of Directors decided to adopt a profit distribution policy which, after compliance with the provisions in Law 6,404/76, as amended by Law 9,457/97, will entail the distribution of all the profit to the Company’s shareholders, provided that the following priorities are observed, irrespective of their order: (i) carrying out the business strategy; (ii) fulfilling its obligations; (iii) making the required investments; and (iv) maintaining a healthy financial situation of the Company.

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18.g) Earnings/(loss) per share:

Basic earnings per share were calculated based on the profit attributable to the owners of CSN divided by the weighted average number of common shares outstanding during the period, excluding the common shares purchased and held as treasury shares, as follows:

				Parent Company
	Six months ended		Three months ended
	06/30/2016 Restated	06/30/2015	06/30/2016 Restated	06/30/2015
	Common Shares		Common Shares
Net (Loss)/ Gain of the period
Attributable to owners of the Company	(754,338)	(222,212)	30,853	(614,268)
Weighted average number of shares	1,357,133,047	1,357,167,255	1,357,133,047	1,357,133,047
Basic and diluted EPS	(0.55583)	(0.16373)	0.02273	(0.45262)

The Company does not hold outstanding dilutable potential ordinary shares that could result in dilution of earnings per share.

19.   PAYMENT TO SHAREHOLDERS

The table below shows the dividends approved and paid for the last years:

Year	Approval Year	Dividends	Total	Year	Payment Year	Dividends	Total
2014	2014	700,000	700,000	2014	2014	424,939	424,939
2015	2015	275,000	275,000		2015	274,917	274,917
				2015	2015	274,918	274,918
Total approved		975,000	975,000	Total paid		974,774	974,774

20.   NET SALES REVENUE

Net sales revenue is comprised as follows:

				Consolidated
	Six months ended		Three months ended
	06/30/2016	06/30/2015	06/30/2016 Restated	06/30/2015
Gross revenue
Domestic market	4,653,263	5,644,015	2,367,186	2,701,384
Foreign market	4,771,684	3,534,614	2,429,306	1,740,597
	9,424,947	9,178,629	4,796,492	4,441,981
Deductions
Cancelled sales and discounts	(102,587)	(153,057)	(33,807)	(114,593)
Taxes on sales	(1,129,211)	(1,328,180)	(577,607)	(640,248)
	(1,231,798)	(1,481,237)	(611,414)	(754,841)
Net revenue	8,193,149	7,697,392	4,185,078	3,687,140

				Parent Company
	Six months ended		Three months ended
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Gross revenue
Domestic market	4,292,415	5,271,493	2,192,875	2,558,445
Foreign market	960,004	1,990,270	539,623	1,002,322
	5,252,419	7,261,763	2,732,498	3,560,767
Deductions
Cancelled sales and discounts	(90,985)	(132,940)	(29,928)	(100,974)
Taxes on sales	(992,120)	(1,199,944)	(510,896)	(588,946)
	(1,083,105)	(1,332,884)	(540,824)	(689,920)
Net revenue	4,169,314	5,928,879	2,191,674	2,870,847

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21.   EXPENSES BY NATURE

				Consolidated
	Six months ended		Three months ended
	06/30/2016	06/30/2015	06/30/2016 Restated	06/30/2015
Raw materials and inputs	(2,136,375)	(2,662,845)	(968,110)	(1,215,622)
Labor cost	(1,290,751)	(881,269)	(664,542)	(453,190)
Supplies	(733,689)	(526,761)	(403,640)	(265,501)
Maintenance cost (services and materials)	(651,244)	(493,757)	(358,538)	(252,623)
Outsourcing services	(1,758,476)	(1,501,228)	(965,281)	(780,064)
Depreciation, amortization and depletion (note 9 a)	(614,088)	(543,178)	(304,252)	(278,680)
Others	(268,987)	(95,506)	(96,689)	(22,656)
	(7,453,610)	(6,704,544)	(3,761,052)	(3,268,336)

Classified as:
Cost of sales	(6,344,665)	(5,872,628)	(3,262,639)	(2,847,095)
Selling expenses	(844,604)	(612,174)	(394,183)	(311,344)
General and administrative expenses	(264,341)	(219,742)	(104,230)	(109,897)
	(7,453,610)	(6,704,544)	(3,761,052)	(3,268,336)

				Parent Company
	Six months ended		Three months ended
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Raw materials and inputs	(1,533,676)	(1,684,969)	(750,204)	(842,206)
Labor cost	(724,201)	(731,283)	(370,501)	(374,119)
Supplies	(518,872)	(513,235)	(291,063)	(259,965)
Maintenance cost (services and materials)	(390,349)	(480,504)	(221,246)	(245,490)
Outsourcing services	(523,290)	(980,921)	(287,935)	(530,062)
Depreciation, amortization and depletion (note 9 a)	(275,222)	(424,556)	(139,697)	(218,227)
Others	(81,308)	(111,333)	(55,983)	(36,818)
	(4,046,918)	(4,926,801)	(2,116,629)	(2,506,887)

Classified as:
Cost of sales	(3,545,062)	(4,457,281)	(1,906,666)	(2,267,849)
Selling expenses	(306,229)	(294,150)	(137,596)	(148,232)
General and administrative expenses	(195,627)	(175,370)	(72,367)	(90,806)
	(4,046,918)	(4,926,801)	(2,116,629)	(2,506,887)

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22.   OTHER OPERATING INCOME (EXPENSES)

				Consolidated
	Six months ended		Three months ended
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Other operating income
Indemnities/gains on lawsuits	24,960	3,068	6,284	1,340
Rentals and leases	578	593	250	308
Dividends received		5,103		5,103
Other revenues	8,480	9,760	5,212	5,811
	34,018	18,524	11,746	12,562

Other operating expenses
Taxes and fees	(90,299)	(13,266)	(79,497)	(1,399)
Write-off/(Provision) of judicial deposits	(17,165)	(555)	116	(503)
Provision for environmental risks	(545)	2,663	597	(813)
Provision for tax, social security, labor, civil and environmental risks, net of reversals	(72,394)	(214,783)	(30,125)	(67,250)
Depreciation of unused equipment and amortization of intangible assets (note 9 a)	(23,304)	(18,477)	(11,196)	(9,473)
Write- off of PP&E and intangible assets (notes 9 and 10)	(26,988)	(4,553)	(14,022)	(568)
Estimated (losses)/reversals in inventory (note 6)	12,344	(6,414)	(2,275)	(4,517)
Losses on spare parts	(7,473)	(17,093)	(894)	(11,527)
Studies and project engineering expenses	(13,245)	(21,991)	(7,514)	(13,504)
Research and development expenses	(1,168)	(1,622)	(593)	(871)
Healthcare plan expenses	(33,913)	(29,869)	(14,824)	(14,907)
Impairment of available for sale financial assets		(97,851)		(89,434)
Other expenses	(57,609)	(31,266)	(22,700)	(20,812)
	(331,759)	(455,077)	(182,927)	(235,578)
Other operating income (expenses), net	(297,741)	(436,553)	(171,181)	(223,016)

				Parent Company
	Six months ended		Three months ended
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Other operating income
Indemnities/gains on lawsuits	2,573	2,780	685	1,162
Rentals and leases	550	571	222	286
Dividends received		5,103		5,103
Other revenues	1,447	3,815	823	1,996
	4,570	12,269	1,730	8,547

Other operating expenses
Taxes and fees	(13,102)	(11,332)	(12,406)	(506)
Write-off/(Provision) of judicial deposits	(17,171)	(559)	110	(502)
Provision for environmental risks	746	2,663	1,083	(813)
Provision for tax, social security, labor, civil and environmental risks, net of reversals	(67,158)	(204,629)	(21,722)	(59,846)
Write- off of PP&E and intangible assets (notes 9 and 10)	(20,729)	(3,907)	(13,140)	(65)
Estimated (losses)/reversals in inventory (note 6)	(412)	(8,440)	2,066	(8,047)
Losses on spare parts	(1,081)	(17,093)	(894)	(11,527)
Studies and project engineering expenses	(12,457)	(21,824)	(6,886)	(13,463)
Research and development expenses	(1,168)	(1,622)	(593)	(871)
Healthcare plan expenses	(33,915)	(29,869)	(14,825)	(14,907)
Impairment of available-for-sale financial assets		(97,851)		(89,434)
Other expenses	(23,022)	(12,224)	(19,720)	(4,946)
	(189,469)	(406,687)	(86,927)	(204,927)
Other operating income (expenses), net	(184,899)	(394,418)	(85,197)	(196,380)

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23.   FINANCE INCOME (EXPENSES)

				Consolidated
	Six months ended		Three months ended
	06/30/2016 Restated	06/30/2015	06/30/2016 Restated	06/30/2015
Finance income
Related parties (note 17 b)	27,474	32,119	14,561	10,032
Income from short-term investments	138,567	54,828	82,124	25,488
Gain from derivative		938		584
Repurchase of debt securities	156,329		12,552
Other income	61,513	11,728	31,492	7,373
	383,883	99,613	140,729	43,477
Finance expenses
Borrowings and financing - foreign currency	(487,884)	(417,030)	(230,051)	(199,301)
Borrowings and financing - local currency	(1,108,724)	(981,328)	(561,249)	(509,724)
Related parties (note 17 b)		(256,087)		(117,662)
Capitalized interest (notes 9 and 27)	110,875	70,483	53,214	46,158
Losses on derivatives	(362)	(3,596)		(2,117)
Interest, fines and late payment charges	(20,188)	(12,644)	(14,174)	(1,630)
Commissions and bank charges	(68,691)	(40,203)	(45,734)	(19,329)
PIS/COFINS over financial income	(25,265)		(12,535)
Other finance expenses	(47,037)	(28,137)	(14,894)	(4,344)
	(1,647,276)	(1,668,542)	(825,423)	(807,949)
Inflation adjustment and exchange differences, net
Inflation adjustments, net	(16,183)	7,476	(15,043)	1,209
Exchange rates, net	993,137	(433,513)	621,555	120,601
Exchange gain/(losses) on derivatives	(807,519)	353,571	(118,837)	(129,033)
	169,435	(72,466)	487,675	(7,223)

Finance income (expenses), net	(1,093,958)	(1,641,395)	(197,019)	(771,695)

Statement of gains and (losses) on derivative transactions
Dollar-to-CDI swap		(18)
Dollar- to- real NDF		316,805		(119,795)
Future dollar BM&F	(800,621)		(119,445)
Dollar- to- euro NDF		39,668		6,214
Dollar - to- euro swap	(6,898)	(2,884)	608	(15,452)
	(807,519)	353,571	(118,837)	(129,033)
Fixed rate- to- CDI swap	(299)	(3,596)		(2,117)
CDI -to- fixed rate swap	(63)	938		584
	(362)	(2,658)		(1,533)
	(807,881)	350,913	(118,837)	(130,566)

				Parent Company
	Six months ended		Three months ended
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Finance income
Related parties (note 17 b)	17,620	383,528	9,121	(101,584)
Income from short-term investments	35,849	12,919	31,986	7,679
Other income	33,202	10,609	27,135	6,268
	86,671	407,056	68,242	(87,637)
Finance expenses
Borrowings and financing - foreign currency	(114,687)	(86,020)	(54,608)	(39,941)
Borrowings and financing - local currency	(952,550)	(846,509)	(482,287)	(439,784)
Related parties (note 17 b)	(983,936)	(713,396)	(205,886)	(326,482)
Capitalized interest (notes 9 and 27)	62,942	70,483	30,212	46,158
Interest, fines and late payment charges	(7,196)	(8,464)	(4,563)	(457)
Commissions and bank charges	(64,185)	(32,333)	(43,327)	(16,725)
PIS/COFINS over financial income	(19,676)		(12,359)
Other finance expenses	(29,270)	(25,303)	(6,309)	(1,235)
	(2,108,558)	(1,641,542)	(779,127)	(778,466)
Inflation adjustment and exchange differences, net
Inflation adjustments, net	(10,694)	(7,861)	(4,914)	(4,321)
Exchange rates, net	2,145,066	(1,341,245)	1,096,162	315,187
	2,134,372	(1,349,106)	1,091,248	310,866
Finance income (expenses), net	112,485	(2,583,592)	380,363	(555,237)

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24.   SEGMENT INFORMATION

The segment information has not changed compared to the disclosed in the Company's financial statements as of December 31, 2015, therefore, the management decided not to repeat them in these condensed interim financial information.

According to the Group´s structure, the businesses are distributed and managed in five operating segments as follows:

								Six months ended
								06/30/2016
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Port	Railroads
Metric Tons (Thou.)(*)	2,498,700	17,562,229				1,165,822	(1,741,423)
Net revenues
Domestic market	3,107,517	228,360	95,114	640,503	134,069	223,107	(926,357)	3,502,313
Foreign market	2,579,441	1,729,237					382,158	4,690,836
Total net revenue (note 20)	5,686,958	1,957,597	95,114	640,503	134,069	223,107	(544,199)	8,193,149
Cost of sales and services	(4,758,814)	(1,492,028)	(70,194)	(440,972)	(98,959)	(203,435)	719,737	(6,344,665)
Gross profit	928,144	465,569	24,920	199,531	35,110	19,672	175,538	1,848,484
General and administrative expenses	(469,297)	(36,571)	(11,610)	(50,402)	(11,979)	(34,726)	(494,360)	(1,108,945)
Depreciation (note 9 a)	330,708	219,332	6,619	112,155	8,559	30,244	(93,529)	614,088
Proportionate EBITDA of joint ventures							233,686	233,686
Adjusted EBITDA	789,555	648,330	19,929	261,284	31,690	15,190	(178,665)	1,587,313

Sales by geographic area
Asia	28,200	1,439,498					382,158	1,849,856
North America	1,088,419							1,088,419
Latin America	142,499							142,499
Europe	1,305,806	203,955						1,509,761
Others	14,517	85,784						100,301
Foreign market	2,579,441	1,729,237					382,158	4,690,836
Domestic market	3,107,517	228,360	95,114	640,503	134,069	223,107	(926,357)	3,502,313
Total	5,686,958	1,957,597	95,114	640,503	134,069	223,107	(544,199)	8,193,149

								Three months ended
								06/30/2016
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Port	Railroads
Metric tons (thou)(*)	1,252,565	9,267,136				594,385	(694,698)
Net revenues
Domestic market	1,607,150	77,287	44,691	337,362	65,920	108,903	(451,077)	1,790,236
Foreign market	1,270,667	938,754					185,421	2,394,842
Total net revenue (note 20)	2,877,817	1,016,041	44,691	337,362	65,920	108,903	(265,656)	4,185,078
Cost of sales and services	(2,458,907)	(742,643)	(34,153)	(226,601)	(47,845)	(102,243)	349,753	(3,262,639)
Gross profit	418,910	273,398	10,538	110,761	18,075	6,660	84,097	922,439
General and administrative expenses	(213,979)	(12,815)	(3,332)	(26,521)	(6,033)	(17,069)	(218,664)	(498,413)
Depreciation (note 9 a)	164,480	104,898	3,326	56,460	4,279	17,432	(46,623)	304,252
Proportionate EBITDA of joint ventures							126,367	126,367
Adjusted EBITDA	369,411	365,481	10,532	140,700	16,321	7,023	(54,823)	854,645

Sales by geographic area
Asia	23,531	773,628					185,421	982,580
North America	507,242							507,242
Latin America	76,455							76,455
Europe	653,847	138,992						792,839
Others	9,592	26,134						35,726
Foreign market	1,270,667	938,754					185,421	2,394,842
Domestic market	1,607,150	77,287	44,691	337,362	65,920	108,903	(451,077)	1,790,236
Total	2,877,817	1,016,041	44,691	337,362	65,920	108,903	(265,656)	4,185,078

(*) The iron ore volumes (Mining segment) presented in this note considered the company's sales and sales from its subsidiaries and jointly ventures. (In 2015, considers 60% interest in Namisa).

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						Six months ended
								06/30/2015
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Port	Railroads
Metric Tons (Thou.)(*)	2,668,458	10,760,664				1,097,641
Net revenues
Domestic market	3,745,469	72,841	90,193	531,036	124,047	215,959	(561,246)	4,218,299
Foreign market	2,141,649	1,265,412					72,032	3,479,093
Total net revenue (note 20)	5,887,118	1,338,253	90,193	531,036	124,047	215,959	(489,214)	7,697,392
Cost of sales and services	(4,590,040)	(1,101,023)	(62,603)	(378,885)	(94,997)	(141,935)	496,855	(5,872,628)
Gross profit	1,297,078	237,230	27,590	152,151	29,050	74,024	7,641	1,824,764
General and administrative expenses	(438,966)	(30,870)	(11,592)	(43,980)	(11,180)	(33,437)	(261,891)	(831,916)
Depreciation (note 9 a)	325,108	177,357	6,345	91,001	8,517	19,573	(84,723)	543,178
Proportionate EBITDA of joint ventures							176,159	176,159
Adjusted EBITDA	1,183,220	383,717	22,343	199,172	26,387	60,160	(162,814)	1,712,185

Sales by geographic area
Asia	10,612	1,170,513					72,032	1,253,157
North America	843,749							843,749
Latin America	184,371	42,730						227,101
Europe	1,085,129	52,169						1,137,298
Others	17,788							17,788
Foreign market	2,141,649	1,265,412					72,032	3,479,093
Domestic market	3,745,469	72,841	90,193	531,036	124,047	215,959	(561,246)	4,218,299
Total	5,887,118	1,338,253	90,193	531,036	124,047	215,959	(489,214)	7,697,392

								Three months ended
								06/30/2015
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Port	Railroads
Metric Tons (Thou.)(*)	1,261,151	5,567,087				578,767
Net revenues
Domestic market	1,734,153	35,040	43,346	279,863	60,356	115,328	(290,568)	1,977,518
Foreign market	1,029,858	645,432					34,332	1,709,622
Total net revenue (note 20)	2,764,011	680,472	43,346	279,863	60,356	115,328	(256,236)	3,687,140
Cost of sales and services	(2,224,484)	(534,322)	(32,033)	(198,553)	(48,048)	(75,406)	265,751	(2,847,095)
Gross profit	539,527	146,150	11,313	81,310	12,308	39,922	9,515	840,045
General and administrative expenses	(207,308)	(9,773)	(5,470)	(21,014)	(5,637)	(18,184)	(153,855)	(421,241)
Depreciation (note 9 a)	167,511	91,309	3,170	46,288	4,275	10,184	(44,057)	278,680
Proportionate EBITDA of joint ventures							103,550	103,550
Adjusted EBITDA	499,730	227,686	9,013	106,584	10,946	31,922	(84,847)	801,034

Sales by geographic area
Asia	8,602	629,499					34,332	672,433
North America	362,355							362,355
Latin America	103,623							103,623
Europe	549,234	15,933						565,167
Others	6,044							6,044
Foreign market	1,029,858	645,432					34,332	1,709,622
Domestic market	1,734,153	35,040	43,346	279,863	60,356	115,328	(290,568)	1,977,518
Total	2,764,011	680,472	43,346	279,863	60,356	115,328	(256,236)	3,687,140

(*) The iron ore volumes (Mining segment) presented in this note considered the company's sales and sales from its subsidiaries and jointly ventures. (In 2015, considers 60% interest in Namisa).

Adjusted EBITDA is the measurement based on which the chief operating decision maker assesses the segment performance and the capacity to generate recurring operating cash, consisting of profit for the year less net finance income (costs), income tax and social contribution, depreciation and amortization, equity in results of affiliated companies, and other operating income (expenses), plus the proportionate EBITDA of joint ventures.

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Even though it is an indicator used in segment performance measurement, EBITDA is not a measurement recognized by accounting practices adopted in Brazil or IFRS, it does not have a standard definition, and may not be comparable with measurements using similar names provided by other entities.

As required by IFRS 8, the table below shows the reconciliation of the measurement used by the chief operating decision maker with the results determined using the accounting practices:

				Consolidated
	Six months ended		Three months ended
	06/30/2016 Restated	06/30/2015	06/30/2016 Restated	06/30/2015
(Loss)/Profit for the period	(730,574)	(222,791)	46,123	(614,593)
Depreciation, amortization and depletion (note 9 a)	614,088	543,178	304,252	278,680
Income tax and social contribution (note 14)	141,821	(507,653)	28,131	(5,136)
Finance income (expenses) (note 23)	1,093,958	1,641,395	197,019	771,695
EBITDA	1,119,293	1,454,129	575,525	430,646
Other operating income (expenses) (note 22)	297,741	436,553	171,181	223,016
Equity in results of affiliated companies	(63,407)	(354,656)	(18,428)	43,822
Proportionate EBITDA of joint ventures	233,686	176,159	126,367	103,550
Adjusted EBITDA (*)	1,587,313	1,712,185	854,645	801,034

(*) The Company discloses its adjusted EBITDA net of its share of investments and other operating income (expenses) because it understands that these should not be included in the calculation of recurring operating cash generation.

25.   GUARANTEES

The Company is liable for guarantees of its subsidiaries and joint ventures as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Others		Total
			06/30/2016	12/31/2015	06/30/2016	12/31/2015	06/30/2016	12/31/2015	06/30/2016	12/31/2015
Transnordestina Logísitca	R$	Up to 09/19/2056 and indefinite	2,544,600	2,544,600	23,007	39,559	4,866	5,991	2,572,473	2,590,150

FTL - Ferrovia Transnordestina	R$	11/15/2020	81,700	81,700				450	81,700	82,150

Sepetiba Tecon	R$	Indefinite					28,914		28,914

Cia Metalurgica Prada	R$	Up to 02/10/2016 and indefinite			333	333	19,340	19,340	19,673	19,673

CSN Energia	R$	Indefinite			2,829	2,829			2,829	2,829

Congonhas Minérios	R$	09/22/2022	2,000,000	2,000,000			2,520		2,002,520	2,000,000

Fundação CSN	R$	Indefinite	1,003	1,003					1,003	1,003

Others	R$			12,000						12,000

Total in R$			4,627,303	4,639,303	26,169	42,721	55,640	25,781	4,709,112	4,707,805

CSN Islands XI	US$	09/21/2019	750,000	750,000					750,000	750,000

CSN Islands XII	US$	Perpetual	1,000,000	1,000,000					1,000,000	1,000,000

CSN Resources	US$	07/21/2020	1,200,000	1,200,000					1,200,000	1,200,000

Total in US$			2,950,000	2,950,000					2,950,000	2,950,000

CSN Steel S.L.	EUR	1/31/2020	120,000	120,000					120,000	120,000

Lusosider Aços Planos	EUR	Indefinite	25,000	25,000					25,000	25,000

Total in EUR			145,000	145,000					145,000	145,000
Total in R$			9,982,413	12,135,468					9,982,413	12,135,468
			14,609,716	16,774,771	26,169	42,721	55,640	25,781	14,691,525	16,843,273

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26.   INSURANCE

Aiming to properly mitigate risk and in view of the nature of its operations, the Company and its subsidiaries have taken out several different types of insurance policies. Such policies are contracted in line with the CSN Risk Management policy and are similar to the insurance taken out by other companies operating in the same lines of business as CSN and its subsidiaries. The risks covered under such policies include the following: Domestic Transportation, International Transportation, Life and Casualty, Health Coverage, Fleet Vehicles, D&O (Civil Liability Insurance for Directors and Officers), General Civil Liability, Engineering Risks, naming Risks, Export Credit, warranty and Port Operator’s Civil Liability.

In 2015, after negotiation with insurers and reinsurers in Brazil and abroad, an insurance policy was issued for the contracting of a policy of Operational Risk of Property Damages and Loss of Profits, with effect from September 30, 2015 to September 30, 2016. Under the insurance policy, the LMI (Maximum Limit of Indemnity) is US$600 million and covers the following units and subsidiaries of the Company: Presidente Vargas steelworks, CSN Mineração, Sepetiba Tecon, and CSN Mining. CSN takes responsibility for a range of retention of US$375 million in excess of the deductibles for property damages and loss of profits.

In view of their nature, the risk assumptions adopted are not part of the scope of an audit of the financial statements and, accordingly, were not audited by our independent auditors.

27.   ADDITIONAL INFORMATION TO CASH FLOWS

The following table provides additional information on transactions related to the statement of cash flows:

		Consolidated		Parent Company
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Income tax and social contribution paid	25,943	134,094		120,075
Addition to PP&E with interest capitalization (notes 9 and 23)	110,875	70,483	62,942	70,483
Acquisition of fixed assets without adding cash	7,437
Subsidiary capitalization from granted loan			10,828
	144,255	204,577	73,770	190,558

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28.   COMPREHENSIVE INCOME STATEMENT

				Consolidated			Parent Company
	Six months ended		Three months ended		Six months ended		Three months ended
	06/31/2016 Restated	06/30/2015	06/31/2016 Restated	06/30/2015	06/31/2016 Restated	06/30/2015	06/31/2016 Restated	06/30/2015

(Loss)/ Profit for the period	(730,574)	(222,791)	46,123	(614,593)	(754,338)	(222,212)	30,853	(614,268)
Other comprehensive income
Items that will not be subsequently reclassified to the statement of income
Actuarial (loss) gain the defined benefit plan from investments in	114		29		114	(96)	29	(221)
subsidiaries, net of taxes
Actuarial (losses)/gains on defined benefit pension plan		202				348		348
Income tax and social contribution on actuarial (losses)/gains on defined benefit pension plan		(68)		9		(118)		(118)
	114	134	29	9	114	134	29	9
Items that could be subsequently reclassified to the
statement of income
Cumulative translation adjustments for the period	(460,092)	168,956	(278,981)	(7,815)	(460,092)	168,956	(278,981)	(7,815)
Assets available for sale	127,853	(29,287)	95,500	(677,690)	127,853	2,254	95,500	(594,881)
Income taxes and social contribution available for sale assets		9,957		195,552		(767)		202,259
Available for sale assets from investments in subsidiaries, net of taxes						(20,817)		(89,516)
Impairment on available for sale assets		97,851		89,434		97,851		89,434
Income taxes and social contribution on impairment of available for sale assets		(33,269)		(30,407)		(33,269)		(30,407)
(Loss) / gain on the percentage change in investments	584	(43)	584	(43)	584	(43)	584	(43)
(Loss)/gain on cash flow hedge accounting	1,072,884	(345,960)	538,461	81,685	1,072,884	(345,960)	538,461	81,685
Income tax and social contribution on (loss)/gain on cash flow		117,626		(27,773)		117,626		(27,773)
hedge accounting
Realization of cash flow hedge accounting reclassified to	20,523		7,826		20,523		7,826
income statements
(Loss)/gain on investments hedge of investments in subsidiaries					68,064		49,200
(Loss)/gain on foreing investment hedge	68,064		49,200
	829,816	(14,169)	412,590	(377,057)	829,816	(14,169)	412,590	(377,057)
	829,930	(14,035)	412,619	(377,048)	829,930	(14,035)	412,619	(377,048)
Total compreensive income for period	99,356	(236,826)	458,742	(991,641)	75,592	(236,247)	443,472	(991,316)
Attributable to:
Participation of controlling interest	75,592	(236,247)	443,472	(991,316)	75,592	(236,247)	443,472	(991,316)
Participation of non - controlling interest	23,764	(579)	15,270	(325)
	99,356	(236,826)	458,742	(991,641)	75,592	(236,247)	443,472	(991,316)

29.   SUBSEQUENT EVENTS

• Metalic Discontinued Operations

In August 2016, the Company concluded the negotiation and signed an agreement with Can-Pack S.A. to sell 100% shares of its subsidiary Cia. Metalic do Nordeste (“Metalic”), the Company that produces and sells metal packaging. The sale was concluded on November 30,2016 and the transaction’s base value was US$98 million.

• CGPAR business combination

On September 30, 2016 the Company acquired the remaining 50% of equity interest of its joint-venture CGPAR. Under this acquisition, the Company acquired the majority control of CGPAR– Construção Pesada S.A (“CGPAR”).

• Possible Proceedings

•         Significant development of Proceeding No. 19515.723039/2012-79

         In February 2017, the Company was notified of the judgment of the Amendment of Judgment filed due the CARF’s decision on case 19515.723039 / 2012-79, in which the Federal Revenue Service of Brazil challenges the capital gain on the alleged sale of 40% of NAMISA (currently CSN Mineração S.A.). The CARF, in short, agreed with the infringement notice. The Company, however, is taking of the lawfulness of the operation and, therefore, is evaluating the appropriate legal and procedural measures to reverse the decision. It is important to emphasize, finally, that this decision does not alter the assessment of loss on the case, which remains as possible, see note 15.

•         Significant development of Proceeding No. 19515.723053/2012-72

The Superior Board of Tax Appeals of CARF ruled on 03/14/2017 a special appeal by the National Treasury against a previous decision favorable to Namisa, (currently CSN Mineração S.A.) filed in case No. 19515.723053 / 2012-72, in which the Federal Revenue Service of Brazil challenges the deductibility of goodwill amortization expenses arising from the operation carried out with the Asian Consortium in 2008. The CARF, in summary, agreed with the infringement notice.  The Company, however, has absolute conviction of the lawfulness of the operation and, therefore, is taking legal measures. It is important to emphasize, finally, that this decision does not alter the assessment of loss of the case, which remains as possible, see note 15.

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• Cautionary decision – TCU – Transnordestina Logistica

The Brazilian Court of Auditors (“TCU”) issued a cautionary decision in May 2016 referred to the action TC 012.179/2016 by which it prohibited new transfers of Government funds to TLSA to be made by Valec Engenharia, Construções e Ferrovias S.A., Fundo de Investimento do Nordeste – FINOR, Fundo Constitucional de Financiamento do Nordeste – FNE, Fundo de Desenvolvimento do Nordeste – FDNE, Banco Nacional de Desenvolvimento Econômico e Social – BNDES and BNDES Participações S.A. – BNDESPar. After TLSA appeal against the cautionary decision and further details to have been provided, in June 2016 the preliminary injunction given by TCU was unanimously revoked by the Court and the continuity of the transfer of funds was re-established.

By means of another protective order issued in January 2017, relating to the case TC 012.179/2016, the Court of Auditors of the Union forbade new transfers of public resources to TLSA by Valec Engenharia, Construções e Ferrovias S.A., Fundo de Investimento do Nordeste – FINOR, Fundo Constitucional de Financiamento do Nordeste – FNE, Fundo de Desenvolvimento do Nordeste – FDNE, Banco Nacional de Desenvolvimento Econômico e Social – BNDES and BNDES Participações S.A.– BNDESPar. The Company has provided the required clarifications to the TCU and has acted firmly in order that the decision can be repealed soon and the flow of investments planned can be restored.

There is an administrative procedure before the Transportation National Agency (“ANTT”), that assesses the regular fulfilling by the grantee FTL of the obligations contained in the Concession Agreement. By an unilateral assessment, ANTT considered that FTL was not compliant with the Term of Conduct Adjustment (“TAC”) signed in 2013 alleging that FTL had not fulfilled the 2013 production plan. ANTT decided to set up an administrative proceedings to investigate the supposed unfulfillment of the concession agreement and, in the case of confirming irregularities, may apply several penalties, including the early termination of the concession agreement. The grantee filed its defense against the administrative proceedings and currently no new decisions have been taken.

•       Independent investigation – Construction of the Long Steel Plant

Considering the mentioning of a Company’s officer in an article disclosed by the press, based on testimonials made before the Court, the Audit Committee decided to hire a specialized forensic service to conduct an external and independent investigation of the contractual relationship related to the construction of CSN’s Long Steel Plant (contract in which there would have been alleged improper payments, as bonus, as reimbursement of payments made to political parties supposedly requested by such officer) and to analyze the extent of the commercial relationship between contractor . The conclusion of the investigation is that nothing in the testimonials referred to above was confirmed, there being no contingencies arising from the matters investigated. Consequently, understands the Company that at this moment there is no basis to justify the setting up of a provision for losses or the disclosure of a contingency.

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REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders of

Companhia Siderúrgica Nacional

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Siderúrgica Nacional (“Company”), included in the Interim Financial Information Form (ITR), for the quarter ended June 30, 2016, which comprises the balance sheet as at June 30, 2016, and the statement of profit and loss and statement of comprehensive income for the three- and six-month periods then ended, and the statement of changes in equity and statement of cash flows for the six-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with CPC 21 (R1) and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the ITR referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of Interim Financial Information (ITR) and presented in accordance with the standards issued by the Brazilian Securities Commission (CVM).

Emphasis of matter

Restatement of the interim financial information for the six-month period ended June 30, 2016

On November 14, 2016, we reissued the review report, without modification, on the Company’s individual and consolidated interim financial information for the three- and six-month periods ended June 30, 2016. As described in note 2.e), the interim financial information referred to above has been adjusted and is being restated to reflect the impacts arising from the restatement of the financial statements for the year ended December 31, 2015, relating to: (i) the accounting and fair value

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measurement adjustments upon the application of technical pronouncement CPC 15 (R1) - Business Combination and international standard IFRS 3 - Business Combination, issued by the IASB, concerning the business combination conducted by subsidiary Congonhas Minérios S.A. and (ii) the review of the recoverability analysis and adjustments to deferred income tax and social contribution balances.

Continuity as a going concern of the joint venture Transnordestina Logística S.A.

We draw attention to note 8 to the interim financial information, which describes the completion stage of the new railway network of the joint venture Transnordestina Logística S.A.  (“TLSA”), currently under construction, the completion period of which was initially expected for January 2017 and is currently being reviewed and discussed with the relevant governmental agencies. The completion of the construction and consequent startup of operations depend on the continuing contribution of funds by its shareholders and third parties.  Those events or conditions, along with other matters described in said note, indicate that a material uncertainty exists, which may cast significant doubt on TLSA's ability to continue as a going concern.

Other matters

Statements of value added

We have also reviewed the individual and consolidated interim statements of value added (“DVA”) for the six-month period ended June 30, 2016, prepared under Management’s responsibility, the presentation of which is required by the standards issued by the Brazilian Securities Commission (“CVM”) applicable to the preparation of Interim Financial Information (ITR), and is considered as supplemental information for International Financial Reporting Standards (“IFRSs”), which do not require the presentation of a DVA. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, in relation to the interim financial information taken as a whole.

The accompanying interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, October 27, 2017

DELOITTE TOUCHE TOHMATSU	Gilberto Grandolpho
Auditores Independentes	Engagement Partner

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 4, 2017

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.